Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR Annual Meeting April 2, 2019 | Bank of Montreal YOUR VOTE MATTERS. Please take a moment to vote. Your participation as a Shareholder is important to us. This document tells you who can vote, what you will be voting on and how to vote. BMO

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual meeting of Shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 7 of this Management Proxy Circular.

Location of Annual Meeting Of Shareholders

BMO Financial Group Institute for Learning 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear Fellow Shareholder,

The Annual Meeting of Shareholders this year is scheduled to be held on April 2, and we extend a warm invitation to all of our valued shareholders to participate in the governance of your company. As always, the annual meeting is an opportunity for you to review how the bank performed over the previous fiscal year, to learn more about the strategies that the management team is pursuing on your behalf, and to cast your vote on the business matters brought before the meeting.

The business to be conducted is set out in the pages of this Notice of Meeting and Management Proxy Circular. It should be read in conjunction with our 2018 Annual Report, which lays out the bank’s financial performance for the fiscal year ended October 31, 2018, as well as our 2018 Environmental, Social and Governance (ESG) Report and Public Accountability Statement.

Fiscal 2018 was a good year for the bank, with Adjusted Net Income reaching $6 billion for the first time, an increase of 9% from the previous year. The dividends declared grew by 6.2%. Total Shareholder Return has bettered both the three- and five-year peer-group average, as well as the S&P/TSX composite index.

These positive results reflect our intense focus on meeting our customers’ needs. We’re in business for our customers – where they lead, and what they need, help determine where we go next. That said, the fundamentals of BMO’s strategy remain consistent – and they’re underpinned by the strengths that differentiate us: an award-winning culture; a diversified business mix, led by strong expertise in commercial banking; leading share in key markets; a respected brand; bedrock capital strength; astute risk management; and industry leadership in employee engagement.

An important driver in the achievement of these results is the compensation of our employees. We pride ourselves on the design of our compensation programs which serve to ensure that the interests of our employees and executives remain closely aligned with the shareholders’. We performed a review of the executive incentive plan this year and are introducing changes that place more emphasis on the overall performance of the bank, as distinct from that of individual banking groups, and on our performance relative to our peers - it matters how well we do compared to our competitors. We want to draw your attention, therefore, to the Compensation and Analysis section of the circular to learn more about these important refinements.

Please take the time to review the valuable information included in this Proxy Circular, where you will also find an explanation of the detailed voting instructions. Whether you plan to attend the Annual Meeting in person or online, we invite you to register your vote on the various business matters in advance of the meeting. While you may register your position on proxy matters through the mail, we encourage you to consider the benefits of online voting, which is both secure and instantaneous. Whichever method you choose, your participation matters to your Board of Directors and the management team. Please make your vote count.

Our 2019 Annual Meeting of Shareholders will be held on April 2, 2019, at BMO’s Institute for Learning in Toronto – celebrating its 25th year of operations this year. The Institute is the centrepiece of our commitment to continuing education, advanced leadership development and enabling innovation. We are constantly evolving to make our customers’ banking experiences more personal and intuitive. Education is essential to that evolution. The IFL was built for everyone who works at BMO – and we are proud to showcase our commitment to them.

If you are unable to attend the Annual Meeting in person, you can attend online at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. Either way, we hope you will participate. Our fellow directors and the management team look forward to welcoming you on April 2.

Yours sincerely,

J. Robert S. Prichard	Darryl White
Chairman of the Board	Chief Executive Officer

February 7, 2019

You may obtain a copy of this Management Proxy Circular by downloading it from

www.bmo.com/corporategovernance or by calling the Corporate Secretary’s Department at (416) 867-6785.

Bank of Montreal Management Proxy Circular	2

3	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:	Tuesday, April 2, 2019 at 9:30 a.m. (local time)
Where:	BMO Financial Group Institute for Learning
3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2018; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2019;
3.	appoint the Shareholders’ auditors for 2019;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation (see the management proxy circular for the resolution);
5.	consider the Shareholder proposals set out starting on page 53 of the management proxy circular; and
6.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2018 Annual Report, our Environmental, Social and Governance Report & Public Accountability Statement, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at February 4, 2019, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 638,403,636, such number being the total number of Shares of the Bank outstanding on February 4, 2019.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on April 1, 2019. To vote in person at the meeting, please see the section “Voting Information” on page 7 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

SVP, Deputy General Counsel and Corporate Secretary

February 7, 2019

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 9 under “Who Cannot Vote”.

Bank of Montreal Management Proxy Circular	4

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of holders of Shares (“Shareholders”) of the Bank on April 2, 2019 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This Management Proxy Circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean common shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 7, 2019, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following five items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the year ended October 31, 2018 in our 2018 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 11. Except for Craig Broderick, all nominees were elected as directors at the Bank’s 2018 annual meeting of Shareholders. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

The Board recommends that you vote FOR the election as director each nominee whose name is set out under the heading “Nominees for Election to Board of Directors”.

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or Darryl White may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must promptly offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, and the Board shall accept the resignation absent exceptional circumstances. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2019 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

The Board recommends that you vote FOR the appointment of KPMG LLP as auditor.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence Standard, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this standard to ensure that all the services provided by the Shareholders’ auditors comply with the standard and professional standards and securities regulations.

Shareholders’ auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2018 and 2017 were as follows:

Fees ($ millions) (1)	2018	2017
Audit fees	$18.2	$19.1
Audit-related fees (2)	2.2	2.5
Tax fees	—	—
All other fees (3)	2.1	2.1
Total	$22.5	$23.7

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2018 and 2017 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)

All other fees for 2018 and 2017 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with the interests of customers and Shareholders. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk-taking. You can find details of our executive compensation program starting on page 68.

The Bank believes that our approach to executive compensation is aligned with the Shareholders’ best interests as executives and Shareholders share common goals: success of the company and an improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future. At the 2018 Annual Meeting of Shareholders, this resolution was approved with 95.83% of Shares voted in favour.

The Board recommends that you vote FOR the approach to executive compensation.

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2019 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 49.

Bank of Montreal Management Proxy Circular	6

5.	Shareholder Proposals

The Mouvement d’éducation et de défense des actionnaires (“MÉDAC”) submitted four proposals to the Bank to be included in this management proxy circular. Following discussions with the Bank, MÉDAC has agreed not to submit two of their proposals to a Shareholder vote. MÉDAC’s two Shareholder proposals submitted for your vote, along with the Bank’s responses to them, are set out starting at page 53. You may vote for, against, or abstain from voting on each of them. If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote against each of these proposals.

The Bank has agreed to include MÉDAC’s other two proposals in the circular for information purposes only. They are reproduced in full, along with the Bank’s responses to them, starting on page 55. These two proposals are not part of the formal business of the meeting.

Voting Information

Items of Business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation
•	Shareholder Proposals

Each item of business, other than the election of directors and the appointment of the Shareholders’ auditors, needs approval by a majority (more than 50%) of the votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on February 4, 2019, unless you are described below under “Who Cannot Vote”. On that date, we had 638,403,636 Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada. If no space is provided for you to insert your name on the form, please contact your intermediary for instructions.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

7	Bank of Montreal Management Proxy Circular

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or Darryl White, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or Darryl White will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For the advisory vote on the Bank’s approach to Executive Compensation, you may vote for or against. For the shareholder proposals, you may vote for, against or abstain. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or Darryl White will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving the Bank’s approach to executive compensation
•	against the Shareholder proposals

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on April 1, 2019 (or the last business day before any adjournment, if the meeting is adjourned). You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	online by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on April 1, 2019 (or the last business day before any adjournment, if the meeting is adjourned).

Bank of Montreal Management Proxy Circular	8

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 49 of this circular

•	the Chairman of the Board before the meeting starts or any adjourned meeting reconvenes.

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	online by visiting www.investorvote.com and following the online instructions
•	by following the Voting Instructions for Non-Registered Shareholders above

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation, including the costs of distributing materials to all beneficial owners, are paid by the Bank. We may also contact you by letter, email or phone call to ask you to vote, using our outside agency, D.F. King Canada. We expect to pay approximately $34,000 for their services, plus charges for any telephone calls. They can be reached toll-free at 1-800-622-1594.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of Shares of the Bank.

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

To the knowledge of the Bank’s directors and officers, as at February 4, 2019, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

9	Bank of Montreal Management Proxy Circular

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Shareholder Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting
4.	Prior to the meeting, by email to the Corporate Secretary at corp.secretary@bmo.com
5.	Prior to the meeting, by mail to the Corporate Secretary at the address provided on page 49

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 13, 2019.

Bank of Montreal Management Proxy Circular	10

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board as your representatives. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts (a) and (b) below provide summary information about the geographical mix and tenure of the non-employee director nominees. Pie chart (c) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2018. The director nominee profiles on pages 12 to 19 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections, as applicable. The profiles also disclose information on the securities held by the nominees as at February 7, 2019, as well as the value of their total compensation earned in fiscal 2018.

Gender Diversity 36% of our independent director nominees are women.

Experience

100%

of our independent director nominees have experience in accounting and finance, human resources, investment banking/mergers & acquisitions, risk management and strategic planning and have other board experience.

11	Bank of Montreal Management Proxy Circular

Janice M. Babiak CPA (US), CA (UK), CISM, CISA Age: 61 Nashville, Tennessee United States Director Since: 2012 Independent (1) 2018 Votes for: 99.66%

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. Her current listed company portfolio includes serving on the board of Walgreens Boots Alliance, Inc. where she chairs the Audit Committee and serves on the Finance Committee. She joined the board of Euromoney Institutional Investor PLC beginning December 1, 2017 and serves on its Nominations Committee. She is a Council member for the Institute of Chartered Accountants in England and Wales. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	25 of 25 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review*	4 of 4 (100%)
	Governance & Nominating Committee**	2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens Boots Alliance, Inc.	April 2012 – Present	Audit (Chair)
Finance
	Euromoney Institutional Investor PLC	December 2017 – Present	Nominations
	Experian plc	April 2014 – January 2016
	Royal Mail plc	February 2013 – April 2014

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	500	18,757	19,257	$ 1,870,625	$600,000	$ 1,270,625	8.7
2018	500	15,406	15,906	$ 1,546,381	$600,000	$ 946,381	7.2
Net Change	—	3,351	3,351	$ 324,244		$ 324,244	1.5

VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$276,062 ($276,062 in DSUs)
* **	Ms. Babiak ceased to be a member of the Risk Review Committee effective April 5, 2018. Ms. Babiak became a member of the Governance & Nominating Committee effective April 5, 2018.

Sophie Brochu, C.M. Age: 55 Bromont, Quebec Canada Director Since: 2011 Independent (1) 2018 Votes for: 99.35%

Sophie Brochu holds the position of President and Chief Executive Officer of Énergir (formerly Gaz Metro), a diversified energy company. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She serves on the board of Énergir as well as on the boards of Bell Canada and BCE. Ms. Brochu is also the Vice-president of the Montreal Board of Trade. Ms. Brochu is involved with Centraide of Greater Montreal and is cofounder of 80, ruelle de I’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods. Ms. Brochu is a member of the Order of Canada.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	19 of 19 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Corporate Governance
Management Resources and Compensation
	BCE Inc.	2010 – Present	Corporate Governance
Management Resources and Compensation

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	500	22,815	23,315	$ 2,264,819	$ 600,000	$ 1,664,819	10.5
2018	500	19,902	20,402	$ 1,983,482	$ 600,000	$ 1,383,482	9.2
Net Change	—	2,913	2,913	$ 281,337		$ 281,337	1.3

VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$215,000 ($215,000 in DSUs)

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Craig W. Broderick Age: 59 Greenwich, Connecticut United States Director Since: 2018 Independent (1) N/A

Craig Broderick is a Senior Director at Goldman, Sachs & Co., from which he retired as an active employee in January 2018. He was, until then, the firm’s Chief Risk Officer, a member of its Management Committee, and Chair or co-chair of key risk committees. He spent 32 years with Goldman Sachs, primarily in the risk field. He holds a BA from the College of William and Mary. He is active with his alma mater, including serving nine years as a Trustee, and was chair of its Investment Committee.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors*	3 of 3 (100%)	5 of 5 (100%)
	Risk Review Committee*	2 of 2 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2019	5,000	443	5,443	$ 528,733	$ 600,000	($71,267)	2.5
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
	$43,288 ($43,288 in DSUs)
*	Mr. Broderick joined the Board of Directors and became a member of the Risk Review Committee on August 27, 2018.

George A. Cope, C.M. Age: 57 Toronto, Ontario Canada Director Since: 2006 Independent (1) 2018 Votes for: 97.92%

George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada. He is leading the transformation of Canada’s largest communications company with a strategy of investment in advanced broadband networks, service innovation, and content leadership. Recognized as Canada’s Outstanding CEO of the Year for 2015, Mr. Cope has earned a reputation as a strategic innovator and builder of high-performance teams in chief executive roles at publicly traded communications companies over the past three decades. Under his leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. A graduate of the Ivey School of Business at Western University (HBA ’84), Mr. Cope was named Ivey Business Leader of the Year in 2013 and serves on the school’s advisory board. He has been awarded honourary doctorates by his alma mater, University of Windsor and Trent University, was Chair of United Way Toronto’s record-breaking 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. Mr. Cope was appointed a Member of the Order of Canada in 2014 and was inducted into the Canadian Business Hall of Fame in 2018.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	24 of 25 (96%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources	6 of 7 (86%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2008 – Present	None
	BCE Inc.	2008 – Present	None
	Bell Aliant	2008 – 2014

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	25,660	40,814	66,474	$ 6,457,284	$ 600,000	$ 5,857,284	30.0
2018	9,660	37,097	46,757	$ 4,545,716	$ 600,000	$ 3,945,716	21.1
Net Change	16,000	3,717	19,717	$ 1,911,568		$ 1,911,568	8.9
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$230,000 ($230,000 in DSUs)

13	Bank of Montreal Management Proxy Circular

Christine A. Edwards Age: 66 Chicago, Illinois United States Director Since: 2010 Independent (1) 2018 Votes for: 99.25%

Christine Edwards is a Capital Partner and chairs the Bank Regulatory Practice Group of Winston & Strawn LLP, an International law firm headquartered in the US. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; is an Illinois Super Lawyer and is listed in The Legal 500. Ms. Edwards is Vice-Chair of the Board of Trustees and serves on the Executive, Audit and Nominating and Governance Committees for Rush University Medical Center, a leading academic medical center in Chicago. In Washington D.C., Ms. Edwards serves on the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	33 of 33 (100%)
	Governance and Nominating (Chair)	5 of 5 (100%)
	Risk Review	8 of 8 (100%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2019	3,325	30,082	33,407	$ 3,245,156	$ 600,000	$ 2,645,156	15.1
	2018	3,325	26,156	29,481	$ 2,866,143	$ 600,000	$ 2,266,143	13.3
	Net Change	—	3,926	3,926	$ 379,013		$ 379,013	1.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
	$292,500 ($292,500 in DSUs)
*	Ms. Edwards was not a member of the Audit and Conduct Review Committee, but attended 6 of 6 meetings of such committee.

Martin S. Eichenbaum Age: 64 Glencoe, Illinois United States Director Since: 2015 Independent (1) 2018 Votes for: 99.61%

Martin Eichenbaum is the Charles Moskos Professor of Economics at Northwestern University (where he has been a Professor since 1988) and co-director of the Center for International Economics and Development at Northwestern University. He is an International Fellow of the C.D. Howe Institute and a fellow of both the American Academy of Arts and Sciences and the Econometric Society. He is also an Associate of the National Bureau of Economic Research (NBER) and a co-editor of its Macro Annual. He serves on the advisory council of the Global Markets Institute at Goldman Sachs. He spent four years as the co-editor of the American Economic Review. He has served as a consultant to the Federal Reserve Banks of Atlanta and Chicago and the International Monetary Fund. He received a Bachelor of Commerce from McGill University and a Doctorate in Economics from the University of Minnesota.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	27 of 27 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	500	9,924	10,424	$ 1,012,587	$ 600,000	$ 412,587	4.7
2018	500	7,168	7,668	$ 745,483	$ 600,000	$ 145,483	3.5
Net Change	—	2,756	2,756	$ 267,104		$ 267,104	1.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$247,500 ($247,500 in DSUs)

Bank of Montreal Management Proxy Circular	14

Ronald H. Farmer Age: 68 Toronto, Ontario Canada Director Since: 2003 Independent (1) 2018 Votes for: 97.58%

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is a director of Integran Technologies and PowerMetal Technologies. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	33 of 33 (100%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources (Chair)	7 of 7 (100%)
	Risk Review Committee	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – 2016

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	9,000	64,499	73,499	$ 7,139,693	$ 600,000	$ 6,539,693	33.2
2018	7,000	59,287	66,287	$ 6,444,422	$ 600,000	$ 5,844,422	30.0
Net Change	2,000	5,212	7,212	$ 695,271		$ 695,271	3.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$295,000 ($295,000 in DSUs)

David Harquail Age: 62 Toronto, Ontario Canada Director Since: 2018 Independent (1) 2018 Votes for: 99.60%

David Harquail is Chief Executive Officer of Franco-Nevada Corporation, a role he has held since 2007 when he led its $1.3 billion initial public offering onto the Toronto Stock Exchange. Franco-Nevada has since grown into the leading royalty and streaming company active in both the mining and oil & gas industries. He is also the current Chair of the World Gold Council, which works to stimulate the demand for gold on behalf of the leading gold producers. He is currently active on the United Way Greater Toronto Campaign cabinet, and has over 35 years of experience on public and non-profit boards and task force advisories. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors*	7 of 7 (100%)	10 of 10 (100%)
	Audit and Conduct Review Committee*	3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Franco-Nevada Corporation	2007 – Present	None

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2019	18,000	1,215	19,215	$ 1,866,545	$ 600,000	$ 1,266,545	8.7
	2018	18,000	—	18,000	$ 1,749,960	$ 600,000	$ 1,149,960	8.1
	Net Change	—	1,215	1,215	$ 116,585		$ 116,585	0.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
	$123,110($123,110 in DSUs)
*	Effective April 5, 2018, Mr. Harquail became a member of the Board of Directors and the Audit and Conduct Review Committee.

15	Bank of Montreal Management Proxy Circular

Linda S. Huber Age: 60 New York, New York United States Director Since: 2017 Independent (1) 2018 Votes for: 99.65%

Linda S. Huber, a Corporate Director, recently retired as Executive Vice President and Chief Financial Officer of Moody’s Corporation where she had executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation. Before joining Moody’s in 2005, Ms. Huber served in several increasingly senior roles in financial services, having served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc.; Managing Director at Freeman & Co.; Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo. Ms. Huber also held the rank of Captain in the U.S. Army and during her four years of military service, she received two Meritorious Service Medals and became airborne qualified. Ms. Huber holds an M.B.A. from the Stanford Graduate School of Business and a B.S. (with high honors) in business and economics from Lehigh University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	23 of 23 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review Committee*	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	1,718	2,283	4,001	$ 388,657	$ 600,000	$ (211,343)	1.8
2018	907	845	1,752	$ 170,329	$ 600,000	$ (429,671)	0.8
Net Change	811	1,438	2,249	$ 218,328		$ —	1.0

VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$241,069($140,000 in DSUs; $101,069 in Shares)
*	Effective April 5, 2018, Ms. Huber became a member of the Risk Review Committee.

Eric R. La Flèche Age: 57 Montreal, Quebec Canada Director Since: 2012 Independent (1) 2018 Votes for: 99.58%

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading Canadian food and pharmacy retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer from 2005 to 2008. Mr. La Flèche holds an M.B.A. from Harvard Business School and a civil law degree cum laude from the University of Ottawa. He is a long-time volunteer with Centraide of Greater Montreal (2015 Campaign Co-Chair) and serves on the advisory board of Tel-Jeunes, the leading kids help phone service in Quebec. In 2015, Mr. La Flèche was recognized as CEO of the Year in Quebec by Les Affaires, a leading business publication.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	21 of 21 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	7,000	18,861	25,861	$ 2,512,138	$ 600,000	$ 1,912,138	11.7
2018	7,000	16,093	23,093	$ 2,245,101	$ 600,000	$ 1,645,101	10.4
Net Change	—	2,768	2,768	$ 267,037		$ 267,037	1.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$215,000 ($215,000 in DSUs)

Bank of Montreal Management Proxy Circular	16

Lorraine Mitchelmore Age: 56 Calgary, Alberta Canada Director Since: 2015 Independent (1) 2018 Votes for: 99.64%

Lorraine Mitchelmore, a Corporate Director, was recently the President and Chief Executive Officer of Enlighten Innovations Inc. She is also the Former Executive Vice President Heavy Oil for Shell, and Former Shell Canada Limited President and Canada Country Chair. Ms. Mitchelmore has over 30 years’ experience in the international Oil and Gas industry, including areas of risk management, business strategy, operations, and employee health and safety. Prior to joining Shell in 2002, Ms. Mitchelmore worked with PetroCanada, Chevron, and BHP Petroleum. Ms. Mitchelmore holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England. Ms. Mitchelmore currently serves on the Transmountain Corporation Board of Directors, Catalyst Canada Board of Directors, is the chair of the Federal Resources of the Future Economic Strategy Table, and is Founder and co-chair of Smart Prosperity.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	28 of 28 (100%)
	Risk Review	8 of 8 (100%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	500	9,924	10,424	$ 1,012,587	$ 600,000	$ 412,587	4.7
2018	500	7,168	7,668	$ 745,483	$ 600,000	$ 145,483	3.5
Net Change	—	2,756	2,756	$ 267,104		$ 267,104	1.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$247,500 ($247,500 in DSUs)

Philip S. Orsino, O.C., F.C.P.A, F.C.A. Age: 64 Toronto, Ontario Canada Director Since: 1999 Independent (1) 2018 Votes for: 96.70%		Philip Orsino, a corporate director, has a B.A. from the University of Toronto and is a Fellow Chartered Professional Accountants Canada. Mr. Orsino retired as the President & CEO of Jeld-Wen Inc., a global integrated manufacturer of building products in March 2014. Until October 2005 Mr. Orsino was the President and CEO of Masonite International Corporation for 22 years which was listed on the TSX and NYSE until a going private transaction in April 2005. He was also formerly the Chairman of the Board of Trustees of University Health Network. Mr. Orsino currently serves on the Boards of The Minto Group and Minto Apartment Reit. He was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award. Mr. Orsino is the author of “Successful Business Expansion: Practical Strategies for Planning Profitable Growth” (published in 1994 by John Wiley and Sons, Inc.) and is a recipient of the Distinguished Business Alumni Award from the Rotman School of Management at the University of Toronto.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	26 of 26 (100%)
	Audit and Conduct Review*	6 of 6 (100%)
	Governance and Nominating**	3 of 3 (100%)
	Risk Review Committee***	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Hydro One Limited Hydro One Inc.	August 2015 – August 2018	Audit (Chair) Nominating, Corporate Governance, Public Policy & Regulatory
	Minto Apartment REIT	April 2018 – Present

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	65,208	81,705	146,913	$ 14,271,129	$ 600,000	$ 13,671,129	66.4
2018	55,201	76,285	131,486	$ 12,783,069	$ 600,000	$ 12,183,069	59.5
Net Change	10,007	5,420	15,427	$ 1,488,060		$ 1,488,060	7

VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$251,130 ($251,130 in DSUs)
*	Effective April 5, 2018, Mr. Orsino ceased to be the Chair of the Audit and Conduct Review Committee.
**	Effective April 5, 2018, Mr. Orsino ceased to be a member of the Governance and Nominating Committee.
**	Effective April 5, 2018, Mr. Orsino became a member of the Risk Review Committee.

17	Bank of Montreal Management Proxy Circular

J. Robert S. Prichard, O.C., O. Ont., FRSC, F.ICD Age: 70 Toronto, Ontario Canada Director Since: 2000 Independent (1) 2018 Votes for: 96.85%

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. From 2011 until 2018 he served as its Chairman. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as a Trustee of the Hospital for Sick Children. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a Fellow of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	33 of 33 (100%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources	7 of 7 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	George Weston Limited	2000 – Present	Lead Director
Governance, Human Resource, Nominating and Compensation (Chair)
Pension
	Onex Corporation	1994 – Present	Audit and Corporate Governance
	Barrick Gold Corporation	December 2015 – January 2019

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2019	11,500	105,482	116,982	$ 11,363,631	$ 600,000	$ 10,763,631	52.9
	2018	11,500	95,882	107,382	$ 10,439,678	$ 600,000	$ 9,839,678	48.6
	Net Change	—	9,600	9,600	$ 923,953		$ 923,953	4.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
	$592,648 ($592,648 in DSUs)
*	Mr. Prichard was not a member of the Audit and Conduct Review Committee but attended 5 of 6 meetings of such committee.

Darryl White Age: 47 Toronto, Ontario Canada Director Since: 2017 Non-Independent (1) 2018 Votes for: 99.53%

Darryl White was appointed as the Chief Executive Officer of BMO Financial Group in 2017. He is a director of BMO Financial Corp., the bank’s U.S. holding company. He is a member of the Ottawa-based Business Council of Canada and Washington, D.C.-based The Business Council. He also serves as a member of the Mayor of Beijing’s International Business Leaders Advisory Council. He is a member of the Catalyst Canada Advisory Board and is a past member of the Advisory Council of Women in Capital Markets. Mr. White has strong ties to United Way Centraide. In 2018, he became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. Mr. White is a director of the National Hockey League’s Montreal Canadiens and serves as a director of Unity Health Toronto that includes St. Michael’s Hospital, St. Joseph’s Health Centre and Providence Healthcare. Mr. White is a graduate of the University of Western Ontario’s Ivey Business School, and has completed the Advanced Management Program at the Harvard Business School.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	13 of 13 (100%)	13 of 13 (100%)
	Audit and Conduct Review*	6 of 6 (100%)
	Governance and Nominating*	4 of 5 (80%)
	Human Resources*	7 of 7 (100%)
	Risk Review*	7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Units (7)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (8)	Amount Exceeding Minimum Required (8)
	2019	20,750	174,309	195,059	$ 18,948,031	$ 8,000,000	$ 10,948,031
	2018	381	144,413	144,794	$ 14,076,873	$ 8,000,000	$ 6,076,873
	Net Change	20,639	29,896	50,265	$ 4,871,158	—	$ 4,871,158
*	During fiscal 2018, Mr. White attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any such Committee.

Bank of Montreal Management Proxy Circular	18

Don M. Wilson III Age: 71 Vero Beach, Florida United States Director Since: 2008 Independent (1) 2018 Votes for: 98.96%

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 where he had served as the bank’s first Chief Risk Officer. He was also a member of the bank’s Executive Committee and Operating Committee. He serves as director and Vice Chairman of Goodwill Industries of Greater New York and Northern New Jersey, Inc. a non-profit organization. Mr. Wilson’s career experiences at JPMorgan included major divisional management responsibilities in New York, London, and Tokyo in corporate finance, investment banking, and capital markets. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (MBA).

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	12 of 13 (92%)	32 of 33 (97%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources	7 of 7 (100%)
	Risk Review (Chair)	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2019	13,500	46,840	60,340	$ 5,861,428	$ 600,000	$ 5,261,428	27.3
2018	13,500	42,107	55,607	$ 5,406,113	$ 600,000	$ 4,806,113	25.1
Net Change	—	4,733	4,733	$ 455,315		$ 455,315	2.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2018
$312,500 ($312,500 in DSUs)

(1)

“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 38. Mr. White is not independent under the standards as he is an executive of the Bank.

(2)

“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 7, 2019 and February 5, 2018, the respective information dates of this, and last year’s management proxy circulars.

(3)

“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 27 as at February 7, 2019 in respect of 2018 and February 5, 2018 in respect of 2017.

(4)

The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 7, 2019 in respect of 2018 and February 5, 2018 in respect of 2017 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($97.14 and $97.22, respectively).

(5)

“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2012, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. See page 26.

(6)

“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($215,000 under the current fee structure – see page 26 “Directors’ Compensation and Attendance”).

(7)

“Units” refers to the number of deferred share units under the Bank’s Deferred Share Unit Plan for Executives, and restricted share units and performance share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. White as at February 7, 2019. Note that Mr. White was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 27.

(8)

Mr. White’s share ownership requirements as an executive of the Bank are described under “Executives are required to have an equity stake” on page 80. Requirements are determined as a multiple of base salary.

(9)

The market or payout values of vested share-based awards (“DSUs”) not paid out or distributed as at October 31, 2018 using the closing Share price on the TSX on that date ($98.43) were: Jan M. Babiak ($1,753,536), Sophie Brochu ($2,170,402), George A. Cope ($3,921,105), Christine A. Edwards ($2,857,596), Martin S. Eichenbaum ($904,940), Ron H. Farmer ($6,213,667), David Harquail ($64,687.09), Linda S. Huber ($187,613), Eric R. La Flèche ($1,784,970), Lorraine Mitchelmore ($904,940), Philip S. Orsino ($7,907,025), J. Robert S. Prichard ($10,118,702) and Don M. Wilson III ($4,487,412).

19	Bank of Montreal Management Proxy Circular

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) overseeing the programs for providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to read and hear about specialized and complex topics relevant to the Bank’s operations, and to make site visits. In particular, directors:

•	receive timely access to comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics, including technology and technological innovation; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2018 fiscal year, directors participated in educational sessions and roundtable sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Quarter	Topic	Audience (Board/ Committee)
Q1 2018	BMO Data and Analytics Update	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: The Crow’s Nest: BMO Capital Markets Future of Banking Survey – 2017 Results (source: Sohrad Movahedi – November 20, 2017)	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Reading: Bank of Montreal: Commercial banking emphasis is credit positive with consumer credit threatened by high household debt

(source: Moody’s Investors Service and company reports, November 13, 2017)

		Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: The day after NAFTA – Economic Impact Analysis (source: Douglas Porter, November 2017)	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Bringing our Board to life through Digital: How technology supports great customer experience	Joint BMO / BFC Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Trends in the Financial Services Industry and the Evolving Role of External Auditors	Audit & Conduct Review	✓	✓		✓	✓		✓			✓	✓

*	attended as a guest of the Audit and Conduct Review Committee

Bank of Montreal Management Proxy Circular	20

Quarter	Topic	Audience (Board/ Committee)
Q1 2018 (cont.)	AML: Sanctions Compliance: The Evolution of Sanctions, including the use of Sectoral and Secondary Sanctions	Audit & Conduct Review	✓	✓		✓	✓		✓			✓	✓
	Financial Services Roundtable – Technology Division: Improving Dialogue between Executive Management and the Board in Cybersecurity Risk Management – Washington, DC	Chair – Governance & Nominating				✓
	Deep Dives: Consumer Lending; Small Business Lending; Exchange Traded Funds; Transportation Finance	Risk Review	✓			✓	✓	✓		✓	✓		✓	✓
	Cyber Risks	Joint Risk Review / Audit & Conduct Review	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
	Retail Sales Practices	Joint Risk Review / Audit & Conduct Review	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
	Consumer Electronics Show - Trends in Emerging Technology	Chair - Audit and Conduct Review Committee	✓
Q2 2018	Market Volatility	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Virtual Currencies & Implications to BMO	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: The markets deliver shock to complacent investors (source: The Economist, February 8, 2018)	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: The markets still have plenty to fret about (source: The Economist, February 15, 2018)	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML: The regulatory environment surrounding Correspondent Banking (focusing on Wolfsberg Group and Questionnaire)	Audit & Conduct Review	✓	✓		✓	✓		✓			✓	✓
	Updates on Significant Changes in Governance Rules and Regulations	Governance & Nominating			✓	✓		✓				✓	✓	✓
	Deep Dives: Fixed Income, Currencies & Commodities; BMO Re Property & Casualty Overview; Hedge Funds, Strategy & Exposure; Merchant Bank	Risk Review	✓			✓	✓	✓		✓	✓		✓	✓
	CPPIB Directors Conference - Governance Workshops: The Board’s Role in Strategy Setting and What Boards Need to Know about Cyber Security	Chair, Audit and Conduct Review Committee	✓

*	attended as a guest of the Audit and Conduct Review Committee

21	Bank of Montreal Management Proxy Circular

Quarter	Topic	Audience (Board/ Committee)
Q3 2018	Reading: Digital dos and don’ts – How to regulate crypto – Three questions for the overseers of digital assets (source: The Economist, April 26, 2018)	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: Don’t Punish Companies for Turning Against Guns: Bloomberg Editorial (source: Newsmax, May 14, 2018)	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML: Legalization of Recreational Marijuana in Canada	Audit & Conduct Review	✓	✓		✓	✓		✓	✓			✓	✓
	Reading: CEO Pay as governed by Compensation Committees: The Model Works! (source: Pay Governance advisory sources to Compensation Committees, April 12, 2018)	Human Resources			✓	✓		✓				✓		✓	✓

Reading: The CEO Pay Ratio: How should compensation committees evaluate their ratios? Measuring the impact of “Median Employee Pay”

(source: Pay Governance advisory sources to Compensation Committees, May 24, 2018)

		Human Resources			✓	✓		✓				✓		✓	✓
	Deep Dives: Financial Sponsor – Direct & Guaranteed Portfolio; Residual Value; Financial Institutions	Risk Review				✓	✓	✓		✓	✓	✓	✓	✓	✓
	Governance Week Conference – New York	Chair – Audit & Conduct Review; Chair – Governance & Nominating	✓			✓
	Board Priorities for GDPR Implementation	Chair – Governance & Nominating				✓
	Women - Corporate Directors Global Institute - “Digital Disruption of Industries - What the Board Needs to Know” and “Long-Term Investing Through ESG”	Chair, Audit and Conduct Review Committee	✓

*	attended as a guest of the Audit and Conduct Review Committee
**	Ms. Babiak ceased to be a member of the Risk Review Committee and became a member of the Governance & Nominating Committee effective April 5, 2018

Bank of Montreal Management Proxy Circular	22

***	Mr. Harquail was appointed to the Board of Directors and the Audit & Conduct Review Committee effective April 5, 2018
****	Ms. Huber became a member of the Risk Review Committee effective April 5, 2018.
*****Mr.	Orsino ceased to be a member of the Governance & Nominating Committee and became a member of the Risk Review Committee effective April 5, 2018.

Quarter	Topic	Audience (Board/ Committee)
Q4 2018	Investor Perspectives on Banking Industry	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Deep Dives: Cannabis Industry; Global Equity Products; Global Structured Products; Settlements and Payments	Risk Review			✓		✓	✓	✓		✓	✓	✓	✓	✓	✓

*	attended as a guest of the Audit and Conduct Review Committee
**	Mr. Broderick was appointed to the Board of Directors and Risk Review Committee effective August 27, 2018.

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program (the Board Learning App), developed in conjunction with the Bank’s Institute for Learning, consisting of didactic and self-directed learning via electronic medium. Launched in April 2013, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank. In 2018 the Board Learning App was redesigned to align with the expectations of modern learners and to provide the Board of Directors a greater variety of learning resources, on a broader range of topics and more frequently. The content framework for the learning application consists of 6 core topic pillars: (1) financial; (2) customer/client; (3) risk; (4) regulatory; (5) change; and (6) people.

23	Bank of Montreal Management Proxy Circular

As part of the redesigned platform, directors are provided with internal and external educational materials related to each of the six content areas. The content is curated by subject-matter-experts (SMEs) from across the Bank. SMEs and content providers also play a role in setting the context for the way material is presented. The learning application is updated quarterly with new resources, building on additional topics as they relate to the six core areas and the Bank’s strategic priorities. Over the last year, directors were provided with the following educational materials through the Board Learning App:

Internal or External Material	Topics	Audience
Internal

Enterprise AML Office

•  The Washing Machine (monthly newsletters)

Corporate Audit

•  Corporate Audit Overview

Environmental, Social and Governance

•  Climate Change Disclosure and Financial Stability Board Recommendations

Technology

•  Advancing our Digital Future

•  How BMO is Accelerating Through Technology

Deep Dive

•  Securitization Primer

All Board members
External

Industry Trends

•  Financial Services Technology 2020 and Beyond: Embracing Disruption

•  2018 Financial Services Outlooks

Banking Trends

•  Top 10 Retail Banking Trends and Predictions for 2018

Data & Analytics

•  Artificial Intelligence: Artificial Intelligence Index

•  Big Data: Biting the Data Management Bullet at GlaxoSmithKline

•  Small Process Automation (Robotics): The Evolution of AI and Robotics Will be Amazing (and Painful)

•  Small Process Automation (Robotics): Setting the Table for Data Science and AI at Bank of Montreal

Industry Disruptors

•  You will lose your job to a robot – and sooner than you think

Employee Experience

•  The Future at Work: How Artificial Intelligence will Transform the Employee Experience

Diversity & Inclusion

•  Black on Bay Street: Hadiya Roderique Had it All. But Still Could Not Fit In.

•  Everyday Heroes: Catalyst CEO Champions for Change

Leadership

•  Character Matters: Character dimensions’ impact on leader performance and outcomes

All Board members

The following mandatory and recommended training was also made available to the full Board through the Board Learning App:

•	Essentials of Risk Management
•	AML Training for the Board of Directors
•	Volcker Rule Essentials for the Board of Directors

In addition, directors are encouraged to participate in relevant external education seminars and in 2018 several did.

Bank of Montreal Management Proxy Circular	24

Skills Matrix

Non-employee directors confirm their skills and experience in February of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (1)	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
Other Board Experience (2)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services (3)	✓		✓		✓	✓	✓		✓					✓
Accounting and Finance (4)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Investment Banking/Mergers & Acquisitions (5)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management (6)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources (7)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Responsibility/Sustainability (8)	✓	✓		✓				✓		✓	✓	✓	✓
Legal (9)					✓					✓			✓
Strategic Planning (10)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Retail (11)	✓	✓		✓	✓				✓	✓		✓
Information Technology & Security (12)	✓		✓	✓			✓	✓	✓	✓	✓			✓
Public Policy (13)	✓	✓	✓	✓	✓	✓			✓		✓		✓

(1)	Experience as a senior executive/officer of a publicly listed company or major organization.
(2)	Served as a board member of a public, private or non-profit entity.
(3)	Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.
(4)

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. Generally Accepted Accounting Principles and/or International Financial Reporting Standards.

(5)	Experience with investment banking or mergers and acquisitions.
(6)	Knowledge of, and experience with internal risk controls, risk assessments and reporting.
(7)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(8)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(9)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(10)	Experience in the development and implementation of a strategic direction of a large organization.
(11)	Experience as a senior executive in a major products, services or distribution company.
(12)	Experience or knowledge relating to the information technology and security needs of a major organization.
(13)	Experience in the workings of government and public policy.

25	Bank of Montreal Management Proxy Circular

Directors’ Compensation and Attendance

Directors’ Compensation – Fiscal 2018

Starting in fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (1)	Amount
Annual retainer fee (including membership on one committee)	$215,000 ($140,000 in DSUs and $75,000 in cash) (2)
Fee for each additional committee membership in excess of one	$15,000
Fee for each special Board meeting in excess of five per year	$2,000
Fee for each special committee meeting in excess of five per year	$1,500
Chair retainer fees:
Chairman of the Board	$425,000 per year ($175,000 in DSUs and $250,000 in cash) (2)(3)
Audit and Conduct Review Committee	$50,000 per year
Governance and Nominating Committee	$35,000 per year (4)
Human Resources Committee	$50,000 per year
Risk Review Committee	$50,000 per year
Directors receive a $20,000 annual travel allowance where their principal residence is (i) 2 or more time zones away from Toronto.; or (ii) across a border from Canada. (5)

(1)	We only pay non-employee directors. They are also reimbursed for expenses incurred in the course of carrying out their duties as a director.
(2)	Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) or Shares – see below.
(3)	Includes the directors’ annual retainer fee and all committee membership fees. The annual retainer fee for the Chairman of the Board was increased from $400,000 to $425,000 effective May 1, 2018.
(4)	The annual retainer fee for the Chair of the Governance and Nominating Committee was increased from $25,000 to $35,000 effective May 1, 2018.
(5)	The annual travel allowance was increased from $15,000 to $20,000 effective May 1, 2018.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Newly appointed Board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met.

Directors must receive a minimum of $140,000 of their $215,000 annual retainer fee in DSUs. The Chairman of the Board must receive a minimum of $175,000 of his $425,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs or Shares. This election also applies to any fees for chair retainers, committee memberships, special meetings and travel allowance. For 2018, all non-employee directors who served in fiscal 2018 elected to receive all of their remuneration in DSUs, except for Ms. Huber who elected to receive all of her non-equity remuneration in Shares.

Shares and DSUs Owned by Non-employee Directors

February 7, 2019:

•	Total Shares: 161,911
•	Total DSUs: 453,644

Bank of Montreal Management Proxy Circular	26

•	Total Value of Shares: $15,728,035
•	Total value of DSUs: $ 44,066,978
•	Total value of Shares and DSUs: $59,795,013

(based on the closing price of Shares on the TSX of $ 97.14 on February 7, 2019).

As at October 31, 2018, all non-employee directors met the minimum share ownership requirement, except for Ms. Huber who joined the board on April 5, 2017 and Mr. Broderick who joined the Board on August 27, 2018.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and its subsidiary, BMO Financial Corp., receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation for Fiscal 2018

The following table sets out compensation paid by the Bank and BMO Financial Corp. to non-employee directors who served as directors during fiscal 2018.

	Board Retainer ($)
Director	Cash ($)	Stock Based Compensation (DSUs) ($)	Chair Retainer ($)		Additional Committee Fees ($)		Travel Fees ($) (7)	Other Fees ($)		Total ($)	Portion of cash fees taken in DSUs (%)	Total DSUs value vested or earned ($) (1)

Janice M. Babiak (2)	75,000	140,000	28,562	(2)	15,000		17,500			276,062	100	276,062

Sophie Brochu	75,000	140,000								215,000	100	215,000

Craig Broderick (3)	13,401	24,887					5,000			43,288	100	43,288

George A. Cope	75,000	140,000			15,000					230,000	100	230,000

Christine A. Edwards (2)	75,000	140,000	30,000	(8)	30,000		17,500			292,500	100	292,500

Martin S. Eichenbaum	75,000	140,000			15,000		17,500			247,500	100	247,500

Ronald H. Farmer (2)	75,000	140,000	50,000		30,000					295,000	100	295,000

David Harquail (3)	42,838	80,271								123,110	100	123,110

Linda S. Huber	75,000	140,000			8,569	(4)	17,500			241,069	0 (4)	140,000

Eric R. La Flèche	75,000	140,000								215,000	100	215,000

Lorraine Mitchelmore	75,000	140,000			15,000		17,500			247,500	100	247,500

Philip S. Orsino (2)	75,000	140,000	21,130		15,000					251,130	100	251,130

J. Robert S. Prichard (2)	—	—	412,500	(5)				180,148	(6)	592,648	100	592,648

Don M. Wilson III (2)	75,000	140,000	50,000		30,000		17,500			312,500	100	312,500
Total											Total fees paid in DSUs: $3,481,237 Total fees paid in Shares: $101,069 Total fees paid in cash: 0

(1)

Includes the value at grant date of compensation paid in fiscal 2018 in the form of DSUs, but does not include dividends paid in fiscal 2018 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2018 and during the course of service as a director.

(2)

Ms. Edwards is Chair of the Governance and Nominating Committee. Mr. Farmer is Chair of the Human Resources Committee. As part of Committee Chair succession planning, Mr. Orsino stepped aside as Chair of the Audit and Conduct Review Committee, and Ms. Babiak was appointed as Chair of the Audit and Conduct Review Committee, both effective April 5, 2018. Mr. Prichard is Chairman of the Board. Mr. Wilson is Chair of the Risk Review Committee.

27	Bank of Montreal Management Proxy Circular

(3)

Effective August 27, 2018, Mr. Broderick was appointed as a member of the Board of Directors. Effective August 27, 2018, Mr. Broderick was appointed to the Risk Review Committee. Effective April 5, 2018, Mr. Harquail was elected as a member of the Board of Directors. Effective April 5, 2018, Mr. Harquail was appointed to the Audit and Conduct Review Committee.

(4)	Effective April 5, 2018 Ms. Huber was appointed to the Risk Review Committee. Ms. Huber elected to receive all of her non-equity remuneration ($101,069 in total in fiscal 2018) in the form of Shares.
(5)

The annual retainer fee for the Chairman of the Board was increased from $400.000 to $425,000 effective May 1, 2018. This includes the director annual retainer fee and all committee membership fees. The Chairman of the Board receives a minimum of $175,000 of his $425,000 annual retainer fee in DSUs.

(6)

Mr. Prichard earned US$139,873 in compensation for serving as a director of BMO Financial Corp. Such amount was paid in US dollars and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$1.00 = Cdn$1.2419 at January 16, 2018, US$1.00 = Cdn$1.2579 at April 16, 2018, US$1.00 = Cdn$1.3166 at July 12, 2018, and US$1.00 = Cdn$1.2993 at October 15, 2018. Mr. Prichard took this full amount in DSUs.

(7)	The annual travel allowance was increased from $15,000 to $20,000 effective May 1, 2018.
(8)	The annual retainer fee for the Chair of the Governance and Nominating Committee was increased from $25,000 to $35,000 effective May 1, 2018.

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending Board and committee meetings. During fiscal 2018, Mr. Prichard was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Prichard was a director of BMO Financial Corp., our U.S. bank holding company. The BMO Financial Corp. Director retainer of US$135,000 per fiscal year was increased to US$165,000 per fiscal year from September 1, 2018. Mr. Prichard took his annual retainer fee of US$139,973 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Directors’ Attendance for Fiscal 2018

The table below shows a summary of directors’ attendance for fiscal 2018.

Summary of Attendance of Directors	Board (13 meetings)		Audit & Conduct Review Committee (6 meetings)		Governance & Nominating Committee (5 meetings)		Human Resources Committee (7 meetings)		Risk Review Committee (8 meetings)		TOTAL
	#	%	#	%	#	%	#	%	#	%	%

BABIAK (1)(2)	13	100	6	100	2	100	–	–	4	100	100

BROCHU	13	100	6	100	–	–	–	–	–	–	100

BRODERICK (3)	3	100	–	–	–	–	–	–	2	100	100

COPE	13	100	–	–	5	100	6	86	–	–	96

EDWARDS (4)	13	100	–	–	5	100	7	100	8	100	100

EICHENBAUM	13	100	6	100	–	–	–	–	8	100	100

FARMER	13	100	–	–	5	100	7	100	8	100	100

HARQUAIL (5)	7	100	3	100	–	–	–	–	–	–	100

HUBER (6)	13	100	6	100	–	–	–	–	4	100	100

LA FLÈCHE	13	100	–	–	–	–	–	–	8	100	100

MITCHELMORE	13	100	–	–	–	–	7	100	8	100	100

ORSINO (7)(8)	13	100	6	100	3	100	–	–	4	100	100

PRICHARD (4)	13	100	–	–	5	100	7	100	8	100	100

WHITE (9)	13	100	–	–	–	–	–	–	–	–	100

WILSON III	12	92	–	–	5	100	7	100	8	100	97

Average Percentage		99.5%		100%		100%		98%		100%	99.5%

Notes

(1)	Effective April 5, 2018, Ms. Babiak ceased to be a member of the Risk Review Committee. However, she is an invited guest of the Committee.
(2)	Effective April 5, 2018, Ms. Babiak became a member of the Governance & Nominating Committee.
(3)	Effective August 27, 2018, Mr. Broderick became a member of the Board of Directors and the Risk Review Committee.
(4)	Ms. Edwards and Mr. Prichard attended Audit and Conduct Review Committee meetings as guests.

Bank of Montreal Management Proxy Circular	28

(5)	Effective April 5, 2018, Mr. Harquail became a member of the Board of Directors and the Audit and Conduct Review Committee.
(6)	Effective April 5, 2018, Ms. Huber became a member of the Risk Review Committee.
(7)	Effective April 5, 2018, Mr. Orsino became a member of the Risk Review Committee.
(8)	Effective April 5, 2018, Mr. Orsino ceased to be a member of the Governance and Nominating Committee.
(9)	Mr. White attended meetings as a guest of the respective committee in 2018.

More Disclosure About our Directors

To the Bank’s knowledge, as at February 7, 2019 or within the last 10 years, no nominee director of the Bank is or has:

(a)	been a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	been a director or executive officer of any company (including the Bank), that while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee director.

29	Bank of Montreal Management Proxy Circular

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 37.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2018.

Report of the Audit and Conduct Review Committee

Members: Jan Babiak (Chair) (appointed chair effective April 5, 2018), Sophie Brochu, Martin Eichenbaum, David Harquail, Linda Huber, and Philip Orsino

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) and National Association of Securities Dealers Automatic Quotation System (“NASDAQ”) standards and that Ms. Babiak, Ms. Huber, and Mr. Orsino are “Audit Committee Financial Experts” as such term is defined under SEC rules.

Primary Responsibilities: The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of ethical business conduct. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

2018 Highlights

As part of or in addition to fulfilling its responsibilities outlined in its mandate, the Committee:

Financial Reporting and Internal Controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•

Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of the Bank’s oversight functions.

•	Reviewed the independent 3rd party report on the Finance function.
•	Approved the Auditor Independence Standard and Financial Governance policy.
•	Reviewed and approved the finance Function’s budget and resources for fiscal 2018.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2018.

Internal Auditor

•

Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the Corporate Audit function’s budget and audit plan for fiscal 2019, including organizational structure, resource plan and strategic priorities.

•	Recommended for Board approval, jointly with the Human Resources Committee, the appointment of a new Chief Auditor.
•	Approved the Corporate Audit Mandate.

Shareholders’ Auditors

•

Reviewed the independence, including length of service and performance of the Shareholders’ Auditors, and approved the audit plan for fiscal 2019, including resources, qualifications, and fees for audit and non-audit services.

•	Reviewed and approved shareholder auditor and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Served as one of the market pilots to formally establish and monitor Audit Quality Indicators.

Bank of Montreal Management Proxy Circular	30

•

Conducted an annual assessment of the Shareholders’ Auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board and the Basel Committee on Banking Supervision relating to audit quality.

Legal, Regulatory and Compliance

•

Reviewed the effectiveness of the key controls through which legal and regulatory issues are managed, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking laws and regulatory matters, material transactions with related parties, and the Bank’s whistleblowing regime.

•	Received reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on the Bank’s operations and material correspondence with regulators.
•	Received reports from management regarding the Bank’s regulatory capital ratios.
•	Reviewed the Volcker Rule Compliance Program Enterprise Annual Report.
•	Reviewed the independent 3rd party report on the Legal and Regulatory Compliance function.
•	Reviewed reports from the Ombudsman and the Chief Ethics and Conduct Officer.
•

Reviewed regular reports on Technology and Operations projects, including those related to evolving information and cyber security risks and mitigation plans, major Bank projects, risk management and regulatory matters.

•

Approved the Committee’s Charter, orientation program for new Committee members, the Compliance function’s mandate, organizational structure and budget for fiscal 2019, the Regulatory Risk Appetite Statement, the Bank’s Modern Slavery Act Statement and the Bank’s Environmental, Social and Governance Report (“ESG”) and Public Accountability Statement (“PAS”).

•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2018.

Anti-Money Laundering / Anti-Terrorist Financing and Sanctions Measures (collectively “AML Program”)

•

Reviewed the effectiveness of the key risk controls, objectives, and outcomes of the AML Program, including reports on legislative and regulatory developments, result of regulatory examinations and audits, training, customer due diligence, sanctions compliance, risk assessment, and mandatory reporting requirements.

•	Reviewed, jointly with the Risk Committee, the independent 3rd party report on the Enterprise Risk function (including AML).
•	Approved the AML Program Corporate Policy, the Chief Anti-Money Laundering Officer’s Mandate, and AML Risk Appetite Statement.
•	Reviewed and approved the Enterprise AML Program annual report, strategy and budget for fiscal 2019.
•	Reviewed the performance of the Chief Anti-Money Laundering Officer for fiscal 2018.

Subsidiary Oversight

•	Continued to act as Audit and Conduct Review Committee of designated subsidiaries of Bank of Montreal.
•	Recommended for approval by the Boards of the designated subsidiaries the Consolidated Financial Statements of designated subsidiaries of Bank of Montreal.

The Committee supported the transition of the Committee Chair during fiscal 2018.

The Committee met routinely in private with each of the Shareholders’ Auditors, Chief Auditor, Chief Financial Officer, General Counsel, and the Chief Anti-Money Laundering Officer as well as with the CCO, without management present, and the Committee Chair met privately with the Chief Technology & Operations Officer, and also the Chief Information Security Officer at various points during the year. The Committee also held two joint meetings with the Risk Review Committee.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2018. The mandate is contained in the Committee’s Charter at https://www.bmo.com/home/about/banking/corporate-governance/select-documents.

Jan M. Babiak

Chair

31	Bank of Montreal Management Proxy Circular

Report of the Governance and Nominating Committee

Members: Christine Edwards (Chair), Jan Babiak, George Cope, Ron Farmer, Robert Prichard, Don Wilson III

Primary Responsibilities: The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board, reviewing the Bank’s process for orientation, and the assessment of the Board, its committees and directors.

2018 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Director Assessments and Board Composition

•	Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.
•

Undertook the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process. With input from the results of this assessment process, developed the annual objectives of the Chairman of the Board and the Committee Chair.

•	Oversaw the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.
•	Oversaw the peer review process for all existing directors and reviewed the overall results.
•

Recommended a nominee to stand for election as director at the Bank’s Annual Meeting of Shareholders and recommended the Board committee members and chairs for appointment, including changes thereto during the year.

•	Performed the annual 2018 Annual Assessment of the Expertise and Experience of the Human Resources Committee.
•	Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 37 of this circular or www.bmo.com/corporate governance.

•	Reviewed significant changes in governance rules and regulations and considered the impact on the Bank.
•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.
•

Monitored the Bank’s practices related to governance against emerging best practices, including Board and Shareholder engagement matters and the quality and quantity of Board and Committee materials and management presentations.

•	Reviewed the Board Communication Guidelines.
•	Evaluated Shareholder proposals submitted for the Bank’s Annual Meeting of Shareholders.
•

Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines and related policy).

•	Reviewed the Board’s practices against the revised OSFI Corporate Governance Guidelines.

Director Education

•	Coordinated issues-based discussions for director education purposes, including in respect of technology, cyber security and data analytics.
•

Continued the development and effective use of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.

•	Reviewed and refreshed the orientation programs for new directors and Board committee members, applied and monitored the progress of orientation for two new Board members.
•	Oversaw deep dives related to information technology (including fintech) and information security to support the Board of Directors’ oversight responsibility with respect to technology and strategy.

Bank of Montreal Management Proxy Circular	32

•	Developed for 2018-2019 a program of board topics addressing future trends in technology and data, customer experience, digitization, IT risk management and delivering impact from IT investments.

Subsidiary Oversight

•	Reviewed the Bank’s Legal Entity Framework related to subsidiary governance oversight.

Succession Planning and Director Compensation

•

Undertook a rigorous search process to identify and recommend for Board approval two new nominees, one of whom was elected at the annual shareholder meeting held on April 5, 2018 and the other who joined the Board on August 27, 2018, including assessing suitability under OSFI Guideline E-17.

•

Performed the annual review of director compensation and proposed changes to the Chairman of the Board’s retainer and the retainer of the Governance and Nominating Committee Chair to align with the market. Supported the transition of the new ACRC Chair.

The Committee met at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2018. The mandate is contained in the Committee’s Charter at https://www.bmo.com/home/about/banking/corporate-governance/select-documents.

Christine A. Edwards

Chair

Report of the Human Resources Committee

Members: Ron Farmer (Chair), George Cope, Christine Edwards, Lorraine Mitchelmore, Robert Prichard, and Don Wilson III

As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in August 2018, and concluded that the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices.

Primary Responsibilities: The Human Resources Committee oversees human resources strategies, including compensation and talent management.

2018 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Talent and Succession Planning

•

Supported the evolution of BMO’s structure by implementing the North American Personal and Business Banking Group operating model, simplifying the U.S. Governance structure, and creating Enterprise Initiatives, Infrastructure and Innovation, a new group focused on innovation.

•

Reviewed BMO’s senior leader population and talent pipeline, including succession plans for the CEO and Senior Executive roles, as well as leadership development commitments, progress and achievements.

•	Appointed new leaders to key functions as part of our succession planning, including Chief Technology and Operations Officer, Chief Risk Officer, and Group Head, BMO Capital Markets.
•	Made good progress on 2018 workforce representation goals and achieved our 2020 representation goals for gender equity and minorities.
•	Continued to host “Executives Meet Directors” sessions, where directors meet with key business leaders.

33	Bank of Montreal Management Proxy Circular

•	Reviewed the results of the annual employee engagement survey and how we compared to other leading companies.

Compensation Oversight and Governance

•	Completed an extensive review of the executive incentive plan and agreed to design changes for F2019.
•

Confirmed with an independent advisor that BMO’s existing compensation programs continue to align with the bank’s Risk Appetite Framework, the Financial Stability Board’s Principles for Sound Compensation Practices, OSFI’s requirements and the requirements of other jurisdictions BMO operates in.

•	Worked with BMO Financial Corp.’s (U.S.) Human Resources Committee to confirm its compensation programs align with the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.
•

Reviewed retail incentive compensations plans in conjunction with the joint review of retail sales practices at six of the Canadian banks conducted by the Financial Consumer Agency of Canada (FCAC) and OSFI.

•	Reviewed separation and retirement practices for BMO executives.
•	Reviewed the performance and independence of the Committee’s independent compensation advisor.
•	Met with shareholder advisors and institutional investors to discuss BMO’s compensation program and practices.

CEO and Senior Executive Compensation

•	Reviewed reports on the CEO’s pay for performance, and determined that CEO pay is aligned to bank and individual performance.
•

Assessed the CEO’s performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.

•	Reviewed annual performance assessments submitted by the CEO for BMO’s most senior executives, and approved their compensation and the compensation of the heads of oversight functions.
•	Reviewed and approved incentive compensation for top earning employees and executives.

Other Strategic Matters

•	Approved performance targets for the executive incentive plans for fiscal 2019, ensuring continued alignment with BMO’s business strategy, annual goals and good governance.
•

Enhanced our disclosure in the Compensation Discussion and Analysis (CD&A) with regard to how environmental, social and governance issues are factored into BMO’s annual compensation decision-making processes.

•	Reviewed BMO’s gender pay equity framework and an analysis of gender pay across the major geographies in which BMO operates.

The Committee met at each meeting without management present. We also met with our independent compensation advisor without management present.

You can find our mandate in our Committee Charter at https://www.bmo.com/home/about/banking/corporate-governance/select-documents. We are satisfied we have fulfilled our mandate for the year ended October 31, 2018.

Ron Farmer

Chair

Bank of Montreal Management Proxy Circular	34

Report of the Risk Review Committee

Members: Don M. Wilson III (Chair), Craig Broderick, Christine Edwards, Dr. Martin Eichenbaum, Ronald H. Farmer, Eric La Flèche, Linda Huber, Lorraine Mitchelmore, Philip Orsino, Robert Prichard

Primary responsibilities: The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk; adherence to risk management Corporate Policies; and compliance with risk-related regulatory requirements.

2018 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Risk Appetite Framework and Governance

•	Reviewed, and recommended for approval by the Board, the Risk Appetite Framework, including the Risk Appetite Statement and Key Risk Metrics.
•	Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommendation approval to the Board.
•	Reviewed and approved the Strategic Priorities, Budget and Resource Plan of the Bank’s risk management function.
•	Provided input into the succession planning of the CRO.
•	Reviewed, and jointly with the Human Resources Committee, recommended to the Board the appointment of the Chief Risk Officer.
•	Commissioned and reviewed independent external advisors report on the risk function.

Identification and Management of Risk

•	Engaged management in in-depth discussions at each Committee meeting on risk management and risk strategies related to key businesses and products.
•

Reviewed and approved the Capital Adequacy Assessment Plan, including enterprise-wide stress test results, and the Enterprise Economic Capital Limit, and monitored the Bank’s quarterly capital position.

•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•

Reviewed the Bank’s credit, market, operational, model, liquidity and funding risk management processes and its enterprise risk management framework (ERM framework), including quarterly attestations, for such risks.

•	Regularly assessed the Bank’s credit, market, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.
•	Reviewed the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Discussed top and emerging risks including: information and cybersecurity, housing market, trade relations, geopolitics, and household debt.
•	Reviewed performance against Key Risk Metrics and reviewed management action plans.
•	Engaged management in discussion of regulatory expectations and industry best practices in specific risk areas within the ERM framework.

Adherence to, Risk Management Corporate Policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Approved amendments to certain risk limits to support proposed transactions involving a material amount of risk.
•	Approved, ratified or reviewed exposures that exceeded prescribed risk limits.

Compliance with Regulatory Requirements

•	Periodically engaged regulators in discussions on key risks in the Bank.
•	Reviewed regulatory communications with management and discussed action plans.
•	Approved the Corporate Insurance Program.
•	Approved the Outsourcing Annual Report and reviewed the related Governance Framework.
•	Assessed the Chief Risk Officer’s performance for fiscal 2018 and approved the Chief Risk Officer’s mandate for fiscal 2019.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

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The Committee met regularly in private with the Chief Risk Officer, and in private with the CEO, and also without management being present.

The Committee also held two joint meetings with the Audit and Conduct Review Committee.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2018. The mandate is contained in the Committee’s Charter at https://www.bmo.com/home/about/banking/corporate-governance/select-documents.

Don M. Wilson III

Chair

Bank of Montreal Management Proxy Circular	36

Statement of Corporate

Governance Practices

At a glance

•

Our high corporate governance standards reflect emerging best practices and meet or exceed applicable legal, regulatory, Toronto Stock Exchange (“TSX”), New York Stock Exchange (“NYSE”) and NASDAQ requirements

•	We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices
•	BMO was awarded the Governance Professionals of Canada’s 2018 Governance Award for Best Compensation Disclosure and Communication and Best Practices in Subsidiary Governance
•	BMO also received the Award of Excellence in Corporate Reporting from CPA Canada, and was one of only four companies to achieve CPAC’s top Platinum status

Overview

Good corporate governance is important – to our Shareholders, our customers, our employees, the communities we operate in – and to us. Being clear about our expectations around governance supports ethical conduct and allows us to do a better job running our business, and complying with the laws and standards that apply to us.

Good governance starts with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors serve on committees that specialize in key areas: audit and conduct review, governance and nominations, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

CORPORATE GOVERNANCE SNAPSHOT
Size of the Board	15	Director Tenure Policy	✓
Number of independent directors	14	Directors’ Conflict of Interest Policy	✓
All committee members are independent	✓	Board and committee chair term limits	✓
Directors are elected annually	✓	Director Share Ownership Guidelines	✓
Directors are elected individually (no slate voting)	✓	New Director Orientation	✓
Majority Voting Policy for the election of directors	✓	Continuing Director Development	✓
Annual advisory vote on approach to executive compensation	✓	Regular assessments of the Board and its committees	✓
The roles of Chairman and CEO are separate	✓	Code of Conduct rooted in our values	✓
Policy on Interlocking Directors	✓	Legal Entities Report and leading subsidiary governance practices	✓
Directors cannot hedge their BMO securities	✓	Non-executive directors cannot participate in BMO stock option plans	✓
		Proxy Access Policy	✓

I. Board Structure

At a glance

•	Our Board’s role is to enhance Shareholder value, through a rigorous approach to accountability, performance and corporate governance
•	Regular assessment of the Board helps ensure it has the appropriate number of members and diverse expertise to make effective decisions
•	The Board annually reviews written position descriptions for the Chairman of the Board (“Chairman”), the Chief Executive Officer (“CEO”), committee chairs, and directors

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Role of our Board

The Board provides stewardship, including direction-setting and general oversight of the Bank’s management and operations to enhance Shareholder value. The Board’s Mandate, set out on pages 50 and 51, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management, and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

The Board oversees subsidiary operations, with the Governance and Nominating Committee receiving and reviewing an annual report of the Bank’s legal entity structure.

The Governance and Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines and practices to ensure they meet or exceed industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2019, there were 15 directors on the Board. Factors that are considered in determining Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, thoughtful director succession, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a written Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which the Bank operates, the talent available with the expertise required, and the Bank’s evolving customer and employee base. A diverse Board helps us make better decisions. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. The current 15 directors will stand for election at the 2019 Shareholder meeting. The Board believes the Board’s proposed size of 15 directors will be appropriate and effective. The Board currently has five women directors, representing 35.7% of the 14 independent directors

Directors are elected for a term of one year. Between Annual Shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, gender diversity, and size to make effective decisions and staff Board committees appropriately.

Key Position Descriptions

The Board reviews and approves position descriptions (available on our website) annually for the Chairman, committee chairs, and directors. The Board also develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•	All nominees standing for election at the annual meeting of Shareholders are independent and unaffiliated, except Darryl White, CEO
•	The independent Chairman allows the Board to operate independently of management and provides leadership to the independent directors
•	In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is independent. The Standards take into consideration the definition of affiliated persons under the

Bank of Montreal Management Proxy Circular	38

Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”), NYSE, and NASDAQ. The Standards are available on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

Darryl White has a material relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors and nominees standing for election to the Board on April 2, 2019 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review Committee meet the applicable additional Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director nominees standing for election is on pages 12 to 19, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2018.

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company. The Board has adopted a policy that no more than two directors may serve on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of Bell Canada and its parent, BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name	Director	Committee Membership (at other public company)
Bell Canada and BCE Inc.	Sophie Brochu	Corporate Governance Committee, Management Resources and Compensation Committee
	George Cope	N/A

Independent Chairman

The roles of Chairman and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to Shareholders. The position description for the Chairman, available on our website, sets out the Chairman’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and Corporate Secretary and chairing all Board meetings.

The Chairman provides leadership to the directors and helps ensure the Board is independent from management. Each Board meeting includes time for independent directors to meet with the

39	Bank of Montreal Management Proxy Circular

Chairman, without management present. Similar meetings also take place outside of Board meetings, discussion at which includes succession planning, risk management and strategy. Every Board committee meeting also has a scheduled session without management present.

The Board has a process for a change in the Chairman. That process is led by the current Chairman or, if he or she is being considered for reappointment, the chair of the Governance and Nominating Committee. The process includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person with significant support. Under current Bank policies, the normal term for the role of Chairman is five years with a possibility of renewal for up to three more years. The Chairman’s term as a director and as Chairman has been extended for one year to the Bank’s 2020 Shareholder meeting.

Other Independence Mechanisms

The Chairman and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and Continuing Education

At a glance

•	New directors learn about our business through BMO’s director orientation program, including one-on-one meetings with the heads of each of our principal business groups and corporate functions
•	The Governance and Nominating Committee is responsible for directors’ continuing education

Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. The orientation program’s purpose is to (i) provide new directors with the information necessary to understand the financial industry and board operations; (ii) provide new directors with the historical background of the Bank, including the current issues and opportunities BMO Financial Group is facing; and (iii) facilitate a smooth transition for new directors into their roles as Board members. Upon joining the Board and as soon as possible within the first six months following appointment/election, new directors are provided an orientation by the Chairman of the Board, the chairs of the Board committees (as applicable) and the CEO to gain an understanding of the Bank’s history, culture, current status and strategic direction, including how the Bank differs from its competitors. New directors also receive orientation material explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The material provided also includes our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New Board committee members receive orientation material for each committee on which they serve. New members also have individual meetings with the committee chair and the head of the supporting corporate group, as well as with other senior officers (as applicable).

Continuing Director Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman, committee chairs, and the CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment, technology, cyber security and disclosure, and Canadian and U.S. securities law developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

Bank of Montreal Management Proxy Circular	40

The Governance and Nominating Committee, in conjunction with the Bank’s Institute for Learning, has developed a comprehensive and balanced online director education program consisting of didactic learning via electronic medium and self-directed learning. The Governance and Nominating Committee also coordinates issues-based discussions. Continuing education and development of our directors in 2018 is summarized on pages 20 to 24. Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also provided to all directors who are not on the committee.

In addition, Board dinner sessions are scheduled along with regularly scheduled Board meetings to further our governance objectives by strengthening the collegial working relationship among directors and senior management. These dinner sessions are also used to hold educational sessions on important topics for the Bank’s business and strategic direction.

IV. Strategic Planning and Risk Oversight

At a glance

•	Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans
•	The annual strategy session provides a forum for directors to give management constructive feedback on strategic plans, as do the related updates provided to the Board throughout the fiscal year
•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board provides governance and oversight to strategic planning at BMO and oversees the execution of the strategies. In this capacity, the Board reviews and approves our strategic plans, including key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups and our technology & operations function. The Board in conjunction with the strategies also reviews and approves the Bank’s Business and Capital Plan. The full Board is responsible for strategic planning related to technological innovation, enterprise data, analytics, AI strategies and governance, cyber security and digi-tech partnerships.

The Board has an annual strategy session that includes Management, where there are discussions on: the existing strategy and any changes to it, resulting from both internal and external factors; any new strategic priorities that could provide opportunity for growth; risks relating to the current and future strategy; and, the financial impact of the recommended strategy. The session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. At the conclusion of this annual strategy session, the Board approves the Bank’s strategic plan.

Directors receive updates on the progress of our strategic plans, including those for each principal business group, throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework, approved by the Board, is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of management committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 35 and 36 for information on the responsibilities of the Risk Review Committee.

Further information on our risk management framework, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out under the heading Enterprise-Wide Risk Management on pages 78 to 116 of our Management’s Discussion and Analysis for the fiscal year ended October 31, 2018 (available on our website).

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V. Subsidiary Governance

At a glance

•	We have a Subsidiary Governance Office (“SGO”) dedicated to identifying and implementing best-in-class subsidiary governance practices
•	Our subsidiary governance framework is a critical tool for risk management
•	Our subsidiary governance practices assist the parent company board with its oversight of the activities of the subsidiaries and the enterprise’s organizational structure
•	BMO was awarded the Governance Professionals of Canada’s Excellence in Governance Award for Best Practices in Subsidiary Governance in 2017 and in 2018.

Risk Management

BMO had 200 subsidiaries in 26 jurisdictions as at October 31, 2018. Effective subsidiary governance is important to us. It is a critical risk management tool. Our subsidiary governance framework applies globally and consists of: (i) a legal entity framework, (ii) assessments of the governance requirements of each subsidiary; and (iii) legal entity reporting to the Governance and Nominating Committee. The legal entity framework creates a set of procedures to establish, operate and dissolve legal entities. Subsidiary boards have structures that comply with the governing law of the subsidiary, and are composed of executives as management directors, and include qualified independent non-executive directors where required by law or regulator preference. Directors of subsidiary boards are nominated based on their independence from the business and on board skills matrices approved by the subsidiary board. Under the subsidiary governance operating directive, each subsidiary is assessed as to its complexity based on criteria which include: size of assets, whether the subsidiary is operating, client-facing and/or regulated, and then placed into one of four categories of ascending degrees of governance. The operating directive creates uniform governance best practice, ensures proper oversight of each legal entity, and promotes thoughtful, effective and efficient processes around governance and clarifies the roles and responsibilities of the directors, officers and corporate units. The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary and for the Bank. The governance tools and board procedures are aligned with those of the parent board.

Parent Company Oversight

The SGO supports the BMO board’s oversight of the activities of the subsidiaries and the enterprise’s organizational structure. The controls adopted ensure that accurate information is provided to the parent board. For example, the SGO provides the Governance and Nominating Committee with an annual Legal Entities Report that includes information on:

•	The structure of the subsidiary boards;
•	Statistics on subsidiaries by operating group, jurisdiction and assets;
•	The location of branches, rep offices and agencies;
•	Subsidiaries created, renamed, amalgamated and dissolved within the reporting period, with an explanation of the action; as well as
•	Spotlight information on relevant topics such as the background of non-executive directors, and the oversight of the Bank’s branches.

Our Board Approval and Oversight Requirements Policy and related guidelines require certain subsidiary related information to be escalated to a senior management committee or to the Bank’s board.

Parent board oversight over the activities of the subsidiaries also occurs through business reporting which includes deep dives on line of business and legal entity activities, with linkage to the overall business strategy. In addition, there are regular communications between the Chairs of the parent and US holding company board committees.

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VI. Ethical Business Conduct

At a glance

•	Our Code of Conduct is rooted in our values and outlines our expectations for ethical behaviour
•	We support an ethical culture by providing an environment where concerns can be raised without fear of retaliation
•	BMO was named one of the World’s Most Ethical Companies by the Ethisphere Institute in 2018 and in 2019

Code of Conduct and Ethics

BMO’s Code of Conduct, rooted in our values, outlines our expectations for ethical behaviour. The Code applies to all officers, employees and directors and is approved annually by the Board. In addition to mandatory officer and employee training every year, all officers, employees and directors must confirm that they have read, understood, complied and will continue to comply with the Code. The Chief Ethics and Conduct Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business and reports to the Audit and Conduct Review Committee on the state of ethical conduct in the organization.

A key element to fostering an ethical culture is providing a “Speak Up” environment where concerns can be raised without fear of retaliation. We support this and provide various resources for employees to raise concerns. We offer employees the option of reporting potential violations through a secure, confidential and, if desired, anonymous third party service.

The Board has also implemented whistleblower procedures for officers, employees and other stakeholders to confidentially and anonymously report concerns about accounting, internal accounting controls, or auditing matters. All concerns are investigated and breaches of the Code are dealt with expeditiously.

Insider Trading Policies

BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group and ensure that such accounts are maintained in-house. In addition, those officers and employees covered by these policies are required to pre-clear any securities trade with the Bank’s compliance group. BMO’s policies restrict directors, executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results. These restrictions are referred to as the BMO Windows Trading Program.

Director Conflict of Interest Policy

To ensure ethical and independent decision-making by the Board, we have a Directors’ Conflict of Interest Policy that provides general guidelines on conflicts of interest and related obligations to the Board should one arise. We also have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

VII. Directors – Becoming a Director, Serving as a Director, Assessment, and Resignation Policy

At a glance

•	Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign
•	Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve
•	Individual directors evaluate the Board, its committees, and each other
•	The Governance and Nominating Committee uses the results of these assessments to recommend the mix of directors, process improvements, and continuing education opportunities
•	Directors must hold eight times their annual cash retainer in Shares or deferred share units
•	Directors cannot hedge their Shares or other securities

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Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates, with the assistance of professional search firms as needed. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Bank, our Shareholders and other stakeholders. The Governance and Nominating Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. If a professional search firm is engaged, one or more of these attributes is included as an essential element of its search mandate, as applicable. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

The policy on majority voting to elect directors is described on page 5 and is available on our website. See page 25 for a skills matrix setting out the skills and expertise of each of the nominee directors standing for election at the 2019 Shareholder meeting.

Board Tenure

Non-employee directors on the Board average 8 years of service. Service ranges from 6 months to 20 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, 2013, 2015 and 2016, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least ten years, regardless of their age. In addition, the Chairman may serve a full five year term as Chairman, regardless of his or her age or how long he or she has been on the Board, and his or her term may be renewed for up to three more years. The Board has also approved term limits for the chairs of its committees – for committee chairs appointed after December 31, 2014, the normal term is five years with a possibility of renewal for up to three more years. In exceptional circumstances, to further the best interests of the Bank, the Board may on an annual basis decide in individual cases to waive the term and/or age limits stated above for directors, the Chairman and committee chairs.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against the Bank’s competitors to ensure it is competitive and consistent with the responsibilities of directors. A flat fee structure was adopted in fiscal 2012 (see page 26 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 26 and 27.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure. Each non-employee director must hold at least eight times the cash retainer portion of his or her annual fee in either Shares or deferred share units. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. At February 7, 2019, all

Bank of Montreal Management Proxy Circular	44

non-employee directors met the minimum share ownership requirements, except for Ms. Huber, who joined the Board on April 4, 2017, and Mr. Broderick, who joined the Board on August 27, 2018. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 12 to 19.

The Board has adopted a policy prohibiting directors, senior executive officers and employees of the Bank from hedging their economic interest in Bank Shares, securities or related financial instruments.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially by an outside consultant, and has an annual one-on-one interview with the Chairman. The interview typically covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 25) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are also compiled confidentially by an outside consultant. The Chairman receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the Chairman’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The Chairman discusses the results with each committee chair individually.

The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process, and the Board and its committees continuously refine various aspects of their practices as a result of the assessments. For example: (i) each year, issues are identified which help with creating annual objectives for the Board, (ii) these objectives are set out at the beginning of each Board package and are discussed at each Board meeting in order to see whether it is making progress in meeting them, and (iii) the assessments inform the Board’s meeting agenda, as well as the agendas of the Board’s committee meetings.

Resignation Policy

Directors must offer to resign if they:

•	change their principal occupation,
•	fail to receive a majority of votes for election at an uncontested Shareholder meeting, or
•	fail to meet the annual 75% meeting attendance requirement.

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, unless the resignation is a result of failing to achieve a majority vote at an annual shareholder meeting, in which case it will be accepted absent exceptional circumstances.

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VIII. Committees of the Board

At a glance

•	The Board’s four committees each consist entirely of independent directors
•	The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal, anti-money laundering and compliance functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

It sets standards of ethical business conduct for directors, senior management, and employees. It approves the Bank’s Environmental, Social and Governance Report & Public Accountability Statement and oversees sustainability governance. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, SEC, and NYSE rules or standards. Jan Babiak, Linda Huber and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See pages 30 and 31 for a report on this committee’s membership and activities in 2018. Additional Information respecting this committee is set out in our 2018 Annual Information Form under “Audit and Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines for the Board and the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to confirm that they meet or exceed all regulatory requirements and best practices.

See pages 32 and 33 for a report on this committee’s membership and activities in 2018.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. This committee is responsible for overseeing that the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk-taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including our progress against our diversity, inclusion and employee engagement strategy and representation goals for women, people with disabilities, visible minorities, Aboriginal people, the LGBTQA community and other groups.

See pages 34 and 35 for a report on this committee’s membership and activities in 2018.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. At least annually, this committee reviews and recommends to the Board the Bank’s Risk Appetite Framework. The committee also reviews the organizational structure, resources and effectiveness of the risk

Bank of Montreal Management Proxy Circular	46

management function. In addition, it reviews and, as applicable, approves our risk management corporate policies, reviews and/or ratifies transactions involving a material amount of risk and recommends to the Board the limits and risk-taking authority to be delegated to the CEO.

See pages 35 and 36 for a report on this committee’s membership and activities in 2018.

IX. Communications and Shareholder Engagement

At a glance

•	The management Disclosure Committee oversees the timely public release of material information about the Bank
•	Internal controls and procedures ensure material information is effectively communicated internally
•	Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy every other year. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Maintaining an ongoing dialogue with our shareholders is important for the Board, and our Shareholder Engagement Policy, which encourages open dialogue and the exchange of ideas, sets out the ways in which Shareholders can communicate with the Board and management. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, Environmental, Social and Governance Report & Public Accountability Statement, quarterly reports, news releases, website, industry conferences and other meetings. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders, with a live webcast, so all our Shareholders can participate. In addition, our website provides extensive information about the Board, its mandate, the Board committees and their charters, and our directors.

Feedback from institutional Shareholders comes from one-on-one or group meetings, and by email or telephone from retail Shareholders, in addition to regular informal interactions on specific questions between our Investor Relations department and Shareholders. Every two years, our Chairman hosts a luncheon with our largest institutional Shareholders, without BMO management present. Our Chairman hosted an institutional shareholders’ luncheon in January 2019 that included all of our Board committee chairs and representatives of 9 investor firms and the Canadian Coalition for Good Governance. Afterwards, our Investor Relations team and senior leaders followed up with attendees to address any outstanding concerns related to management activities.

Our Corporate Secretary’s department, Investor Relations team and ESG/Sustainability team maintain an ongoing dialogue with a variety of stakeholders in order to understand what’s important to them and to discuss topical issues. They also reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XV, “Contacting our Board”.

X. Succession Planning for Senior Management

The Board is responsible for appointing the CEO and other members of senior leadership; monitoring senior leadership’s performance, goals, assessments and rewards; developing, reviewing and monitoring the CEO succession plan; and reviewing at least yearly the succession strategy for all other senior leadership positions.

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The Human Resources Committee reviews BMO’s senior leadership pipeline every year and has developed succession plans for the CEO and other senior executive roles. In 2018, the Committee appointed new leaders to key functions as part of its succession planning: Chief Technology and Operations Officer, Chief Risk Officer, and Group Head, BMO Capital Markets.

XI. Gender Diversity in Senior Management

At a glance:

•	40% of our senior leader roles, and more than one-third of our independent directors, are women
•	We are the only Bank in the top 25 companies listed in the Thomson Reuters Global Diversity & Inclusion Index
•	BMO was recognized in the 2018 Bloomberg Financial Services Gender Equality Index

BMO’s commitment to gender diversity is evident across all levels of the organization. Representation of women remains significant at all levels at BMO, with a strong overall representation rate of 54%. Today, 40% of our senior leader roles (including the executive and managing director levels) and more than one third of our independent board members are women. We were recognized by Thomson Reuters in its Global Diversity & Inclusion Index – the only Canadian bank amongst the top 25 companies listed. We were also listed on the Bloomberg Financial Services Gender-Equality Index for the third year in a row. Our commitment to gender diversity also aligns with our pursuit of sustainable business opportunities, such as our lending commitments of $3 billion in new funds to companies led by women entrepreneurs.

As part of the Bank’s leading talent practices, we work to ensure gender diversity in our succession slates (which include three potential successors for every executive position), as well as in candidate slates for all open executive officer positions. To monitor our progress on the advancement of women and develop a healthy pipeline of female talent, we also:

•	Identify top talent and implement development plans for high-potential women
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders at monthly talent roundtable meetings with senior leaders
•	Through a sponsorship program, connect female talent with senior leaders to accelerate the development and advancement of high-potential women
•	Identify and remove barriers that women commonly encounter in their careers to provide access to leadership and development opportunities
•	Require that the profiles of diverse executives be reviewed and considered for openings on subsidiary boards

By achieving gender diversity and an equitable and supportive workplace, the Bank maximizes the potential of its workforce, broadens the perspective in decision-making and enhances client service throughout all lines of business.

Our vision to 2020 is to sustain continued progress with an approach of equitable representation for both men and women across senior leadership ranks, across business groups (a minimum of 40% men or women in each business group). Our gender diversity representation goals do not explicitly focus on our executive officer positions; however, our overall company goal creates a healthy feeder pool that supports planning and succession strategies at the most senior levels of the Bank. This focus allows us to ensure the continued growth of women among our senior leadership ranks. As of October 31, 2018, 3 out of 13 (or 23%) executive officer positions, as well as the position of Chief Auditor, were held by women.

XII. Sustainability

At a glance:

•	Released our ESG Report to coincide with our Annual Report, to align our sustainability disclosure with our financial disclosure
•

Rolled out training focused on the Task Force on Climate-related Financial Disclosure (TCFD) and climate change for our Board of Directors on the emerging risks and opportunities associated with climate change

•	Aligned our climate-related disclosure with TCFD recommendations
•	Developed an innovative TCFD Index showing integration of our disclosure

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Board-level oversight of sustainability disclosure and governance is embedded in the charter of our Board’s Audit and Conduct Review Committee. This committee meets annually with the Chief Sustainability Officer and the General Counsel to review and discuss the findings of the BMO Environmental, Social and Governance Report (“ESG Report”) and to consider matters related to sustainability. The ESG Report and climate related disclosure are also reviewed by the full Board of Directors. BMO’s directors are evaluated based on a skills matrix that specifically includes experience related to sustainability. The Board also receives training on sustainability topics. For example, climate change risk and disclosure training was developed and delivered to our directors in 2018 as part of BMO’s implementation of the recommendations of the Task Force on Climate-related Financial Disclosures.

XIII. Compliance with Stock Exchange Standards

Our Shares are listed for trading on the TSX as well as on the NYSE. We are classified as a ‘foreign private issuer’ under the New York Stock Exchange Listed Company Manual (“NYSE Rules”) and because certain of our other securities are listed on the NASDAQ, under the Nasdaq Stock Market Rules (“Nasdaq Rules”).

We are therefore permitted to follow home country practice instead of certain governance requirements set out in the NYSE Rules or the Nasdaq Rules, respectively, provided that we disclose any significant differences between our governance practices and those required to be followed by U.S. domestic companies under the NYSE Rules or the Nasdaq Rules. Further information regarding these differences is available on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

XIV. Additional Governance Information

This statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2018. Copies of these reports are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•	Our Code of Conduct
•	Our By-Laws
•	The Board Mandate and charters for each of the Board’s committees
•	Position descriptions for each of the Chairman, the committee chairs and the directors
•	Director Independence Standards
•	Statement of Corporate Governance Practices
•	Director Conflict of Interest Policy
•	Board Diversity Policy
•	Shareholder Engagement Policy
•	Proxy Access Policy
•	Majority Voting Policy
•	Environmental, Social and Governance Report & Public Accountability Statement

XV. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

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Board Mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.   Culture of Integrity

1.1	approving and monitoring compliance with BMO’s Code of Conduct; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.   Governance

2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

3.   Strategic Planning Process

3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.   Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;

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4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.   Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.   Evaluation and Succession Planning

6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.   Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2019, and other than “routine indebtedness” (as such term is defined in securities legislation) and as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by current and former directors, director nominees, executive officers and employees of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

The following table presents the indebtedness of each individual who is, or was during the most recently completed fiscal year, a director or executive officer of the Bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

51	Bank of Montreal Management Proxy Circular

Name and principal position	Involvement of Bank or Subsidiary	Largest amount outstanding during fiscal year ended October 31, 2018 ($)	Amount outstanding as at January 31, 2019 ($)	Financially assisted securities purchases during fiscal year ended October 31, 2018	Amount forgiven during fiscal year ended October 31, 2018 ($)

Surjit Rajpal (former Chief Risk Officer)(3)	BMO Harris Bank, N.A. (lender)	US $939,860.39	US $823,182.42(1)	—	0

Joanna Rotenberg Group Head, Wealth Management	Bank of Montreal (lender)	$2,350,917.97	$845,190.98(2)	—	0

(1)	Mortgage loan secured by the residence, with fifteen year term from July 2015, and bearing interest at a fixed rate of 3.375%.
(2)	Mortgage loan secured by the residence, with a two year term from October 2017, and bearing interest at a fixed rate of 2.39%.
(3)	Mr. Rajpal ceased to be the Chief Risk Officer on November 1, 2018 and retired from the Bank on February 1, 2019.

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2019 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes “routine indebtedness” as such term is defined in securities legislation.

Purpose	To us or our subsidiaries ($)
Other	$28,218,424

Directors’ and Officers’ Insurance

The Bank maintains, at its expense, directors’ and officers’ liability insurance. The insurance may provide coverage in circumstances where the Bank does not, or is not permitted to, indemnify its directors and officers for their acts and omissions. This insurance program has a limit of $300,000,000 nil deductible, and renews on an annual basis. At the most recent renewal, the Bank spent $1.45 million to maintain its insurance.

Normal Course Issuer Bid

On May 30, 2018, we announced a new normal course issuer bid (NCIB), commencing on June 1, 2018 and ending on May 1, 2019, under which we may repurchase for cancellation up to 20 million Shares, representing approximately 3.1% of the “public float” (as defined by the TSX) of our Shares as of the date specified in the notice filed with the TSX regarding the NCIB.

Shareholders may obtain a copy of the notices filed with the TSX, without charge, by contacting us at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793 /

Email: corp.secretary@bmo.com

Bank of Montreal Management Proxy Circular	52

Shareholder Proposals

Mouvement d’éducation et de défense des actionnaires (“MÉDAC”), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 submitted the following proposals. An English translation and MÉDAC’s supporting comments, in italics, are set out in full below. Shareholder Proposals No. 1 and No. 2 are submitted for your vote. MÉDAC has agreed not to submit Shareholder Proposal No. 3 and No. 4 to a vote. The Bank has agreed with MÉDAC to include Shareholder Proposals No. 3 and No. 4 in the circular for informational purposes only. They are not part of the formal business of the meeting.

            Proposal No.1

Creation of a New Technology Committee

It is proposed that the Board of Directors create a new technology committee to anticipate issues for the Bank related to the integration of technological innovations.

Argument

Over the past few years, the financial sector has changed significantly. According to the 2017 edition of a PWC report entitled Perspectives on the Canadian banking industry(1) “Industry changes, shifting customer expectations, rising costs and a rapidly shifting technological landscape continue to challenge the traditional banking model. FinTech startups, technology giants and other non-traditional players continue to make inroads in the marketplace. And Canada’s payments infrastructure is embarking on its largest overhaul in decades.”

According to a survey conducted by PWC, 84% of business leaders in the banking industry and financial markets around the world believe that technology will radically transform or significantly impact competition in the industry over the next five years.

The Board of Directors has an important role to play in anticipating the issues related to the integration of technological innovations and their effect on consumers, personnel and the various products and services provided by the Bank. Although the Board of Directors appears to be increasing its efforts to attract directors with particular knowledge in this field and develop its own knowledge through continuing education programs, no specific committee was tasked with monitoring this process. It is worth recalling that until about ten years ago, risk committees did not exist, yet their added value has since been demonstrated and is now recognized.

The pace of change in technology is a matter of concern and constitutes a threat that requires the special attention provided by the creation of a committee.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE TECHNOLOGY IS A STRATEGIC MATTER WHICH REQUIRES THE ATTENTION OF THE FULL BOARD.

The Board of Directors has been very deliberate over the past several years in its governance and oversight of technology issues facing the financial industry and the Bank. It has determined that the full Board, acting as a committee of the whole, and not a committee or any other subset of the full board, is the most effective way for our Board to address these strategic issues.

Each year the Board considers the program of discussion topics for the full Board for the coming year – and technology is an integral component of that program. The coming year program includes future trends in disruptive technology competitors, as well as the Bank’s own approach to technology and data, payments systems, customer experience, digitization, IT risk management and delivering impact from IT investments. This past year, the Governance and Nominating Committee also coordinated issues based discussions for director education purposes on topics which included technology, cyber security and data analytics. The summary of continuing education topics on pages 20-24 of this proxy circular provides a good overview of the technology related topics on which directors received additional education in 2018.

During Board meetings, the business updates from the business Group Heads inform the Board of business and product innovations which address evolving customer preference and disruptive technologies, and the Group Head for Technology & Operations provides an update on technology transformation, significant accomplishments and areas of focus, including cybersecurity.

Technology is integral to everything the Bank does, whether at the corporate level or in its lines of business. It continues to be one of the Bank’s strategic priorities, as disclosed in our 2018 Annual Report, which can be found at www.bmo.com/investorrelations, and its largest capital expenditure. Like strategy – from which in today’s world technology is indivisible – it is required to be addressed by the full board.

(1)	https://www.pwc.com/ca/fr/banking-capital-markets/assets/Canadian%20Banks%20banks%202017-French-Banking.pdf

53	Bank of Montreal Management Proxy Circular

Technology has long been a key enabler of BMO’s success – and core to our operating discipline. Today with our powerful digital capabilities, we can deliver the fast, convenient experiences customers expect. More than 60 million customer interactions a year take place at the North American Client Contact Centre, including voice recognition, social media, online banking, chat and chatbot channels. And by applying advanced analytics to our unique data assets, we can better anticipate people’s needs – while intensifying cyber-security to protect their privacy. The benefits of this transformation are everywhere: Smart Branches that blend digital and face-to-face support; BMO SmartFolio, BMO’s pioneering online investment experience; mobile features like quick bill pay and biometric authentication; small business loans approved in minutes with BMO Business Xpress; and Canada’s first debt issue using blockchain technology. And open banking partnerships that allow quick launches of everything from online vehicle loans to a personal finance chatbot. Our ongoing collaboration with innovative fintech and other technology companies who complement our own thinking serves to accelerate our business strategy. And BMO is fully represented in all aspects of the Canadian payments modernization journey and remains committed to provide the necessary resources to ensure the success of this transformational program.

The breadth and pace of change of technological innovation, as discussed above, is of such importance that it must and should be considered, governed and overseen by the full Board, as a whole, and not just by a single committee. Our Board members, many of whom have specific information technology and security expertise, have a diversity of depth and range of experience related to information technology & security, and that knowledge is needed, shared and called upon frequently during Board and Committee meetings. Indeed, each of the Board’s Committees is engaged with management on the impact of technology on those activities overseen by the Committee, thus bringing specific expertise where it is required.

For these reasons, the Board believes its current approach to addressing technological change, with the full Board acting as a committee of the whole, is the most effective way to anticipate, address, and to oversee strategic development, and integration of technological innovation.

          Proposal No. 2

Disclosure of Pay Ratio

It is proposed that the Bank disclose the equity ratio used by the Compensation Committee as part of its compensation-setting process.

Argument

Since its foundation, MÉDAC has submitted proposals to assure shareholders that the compensation of the Bank’s chief executive officer is based on the value created by said executive while being reasonable and socially acceptable. One of the tools used to inform shareholders on the achievement of this objective is the pay ratio, or the spread between the chief executive officer’s aggregate compensation and the median compensation of employees, which is known as equity ratio. Our requests and the likelihood that such disclosure will become mandatory in the United States have led the six major banks in Canada to engage Meridian, a compensation consulting firm, to review their compensation practices, which are mainly based on peer group compensation benchmarking. Although the conclusion of Meridian’s study advocates the continued reliance on such type of horizontal analysis, it is written therein that the use of the equity ratio (vertical analysis) may allow for an even more informed judgment on the appropriateness of senior executive compensation.

Since it is likely that your compensation committee uses, among other things, the equity ratio to establish the compensation of the chief executive officer and his senior executives, we ask that the Board of Directors disclose such information in the next management proxy circular. Like the information used to determine whether the compensation of the chief executive officer and his key colleagues is aligned with our financial interests, the information on the equity ratio allows shareholders to assess whether the employees’ compensation moves in the same direction as that of senior officers, on the understanding that non-executive employees also contribute to the organization’s performance. Such information would help shareholders determine whether the compensation paid to the management team is socially acceptable and does not negatively impact its reputation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE OTHER FACTORS ARE MORE RELEVANT FOR COMPENSATION COMPARISONS; AND INFORMATION ALREADY EXISTS IN OUR PUBLIC DISCLOSURE FOR SHAREHOLDERS WHO ARE INTERESTED IN THIS RATIO TO CALCULATE ONE.

As an organization, we are committed to providing fair and competitive compensation to our employees. In furtherance to this, over the last few years the Board and the HRC have worked to develop a set of criteria to review and assess CEO pay ratios as part of its annual assessment of CEO Pay.

Bank of Montreal Management Proxy Circular	54

However, at the outset of its journey toward obtaining a better understanding of the potential uses for CEO pay ratios and as noted by MÉDAC, BMO participated in an industry-wide study of the practice with other major Canadian banks. The study was performed by an independent consultant, Meridian Consulting, who cautioned the bank that “it is important for Committees to avoid overly prescriptive applications of data and instead apply business judgment to ensure compensation actions are appropriate given the circumstances”.

As such, the Board and HRC have developed a series of other factors that it considers helpful and balanced in setting compensation for its CEO, executives and employees. These factors include the pay of CEOs at other major Canadian banks, within large Canadian insurance companies, in select U.S. financial firms of a similar size and scope, and for companies listed on the TSX 60 with similar market capitalization. In addition to these factors, the Board and HRC consider insights that pay ratios may provide. But notably, none of these factors, including pay ratios, is viewed in isolation of the others. And, only after a full and fair review of all of these factors does the Board complete its annual compensation decision-making process.

To attract and retain talented executives and employees across the bank, management regularly participates in over 100 compensation and total rewards surveys and benchmarking studies. These data elements are used to ensure that, geography by geography, the pay, benefits, allowances, retirement savings programs and/or pensions offered to employees and executives are competitive. More than that, they are used to assess the competitiveness of the bank’s practices in terms of how and when these total rewards are delivered.

For the compensation plans that are most material, the Board regularly reviews the results of these findings and directly oversees and approves any changes in either pay levels or pay practices. It also oversees the reviews of several of the bank’s pension, retirement saving and benefit programs as well; for employees and executives alike.

The Board remains committed to fair and competitive pay for employees and to the review of CEO pay ratios as part of its annual assessment of CEO pay. However, it has strong concerns about the disclosure of such ratios. Foremost among them is the lack of an accepted or standard methodology against which companies can calculate and compare this information. A recent example of this is in the U.S., where the Securities and Exchange Commission (SEC) has issued a standard methodology that all U.S. issuers must use toward a mandatory disclosure of their CEO pay ratio. Despite its attempts at standardization, the SEC itself has recently acknowledged that it does not believe that uniformity or comparability of pay ratios across companies is achievable.

The Board has reached this assessment of pay ratios after several years of analysis, which has highlighted the potential limitations and issues pay ratios have. Ratios cannot be used to accurately or appropriately compare the pay organizations offer their CEO and employees, and regulators like the SEC are now questioning whether such fair and accurate comparisons are achievable. As tools, pay ratios are thus susceptible to flaws and the prescriptive use of flawed tools could have unforeseen consequences; for companies, for shareholders and for the public as a whole.

Nevertheless, we listen to our shareholders. To that end, for those who are interested our annual reports and management proxy circulars currently include the relevant information from which shareholders can calculate the ratio of CEO pay to that of the average compensation of our full-time equivalent employees. As an organization, we are also committed to providing this information on an ongoing basis.

Otherwise, and in the absence of a standardized methodology in which pay ratios can be calculated, disclosed and compared accurately and appropriately across companies and industries, the Board is comfortable that its current approach to executive compensation is balanced, aligned to its core principles and that its current disclosures are appropriate. For these reasons, it recommends a vote “Against” this proposal.

          Proposal No. 3

Integrating Environmental, Social and Governance Criteria into Executive Compensation

It is proposed that the compensation committee file, as part of the disclosure of its annual activities, a report on the importance given to the integration of environmental, social and governance criteria in the assessment of executive performance and the process of determining incentive compensation.

55	Bank of Montreal Management Proxy Circular

Argument

First, we would like to point out that, according to the guidelines published in 2012 by the United Nations Principles for Responsible Investment (PRI) and the United Nations Global Compact, the use of ESG criteria can be an important factor in the protection and creation of value for shareholders.

The objectives could include: the proportion of women within decision-making bodies, the level of integration of people from various socio-cultural communities, initiatives to reduce paper, energy and water consumption, measures taken to ensure sustainable employability of various employees considering task automation, the different programs developed to promote the health and well-being of employees, etc.

In this respect, it should be noted that companies with specific ESG guidance generally enjoy a better reputation with their customers, adapt to change with more agility, better manage their risks, are more innovative and are therefore in a better position to develop long-term added value for their shareholders and stakeholders.

It goes without saying that the integration of financial objectives into the assessment of executive performance and the compensation-setting process plays a critical role in achieving such objectives. The same approach should be followed for ESG objectives.

AS AGREED WITH MÉDAC, THIS PROPOSAL IS NOT BEING PUT TO A SHAREHOLDER VOTE. THE BANK ALREADY CONSIDERS ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) ISSUES AS PART OF ITS DECISION-MAKING PROCESSES RELATED TO COMPENSATION.

Short, mid and long-term incentive plan funding for executives is calculated using business performance factors tied to three key elements of the bank’s strategic priorities: customer, productivity and growth (for further details please see pages 71 to 78). And as our strategic priorities are complemented by a set of sustainability principles that shape how we conduct business, make key decisions, prudently manage risk and drive long-term growth, as part of its compensation decision-making processes BMO has a long history of considering additional factors outside of those used to calculate funding. These factors include relevant environmental, social and governance issues.

The Board understands and accepts its responsibility toward ensuring the soundness and stability of the financial markets in which BMO operates, and the need to balance BMO’s financial success with its commitments to customers, employees, the environment and to the communities in which we live and work. To meet this responsibility, it has developed a risk governance framework that fosters prudent and measured risk-taking in every aspect of BMO’s planning process and day-to-day business activities. This framework includes processes and activities that help manage current and future compensation risks as well (see pages 81 to 83).

Each year the management oversight committees, made up of BMO’s independent control function heads, complete a review of material risk events. These events, which may include any violations of civil or criminal laws, inappropriate risk-taking or non-compliance with BMO’s risk appetite, failures to identify, mitigate or remediate regulatory, governance or compliance issues in a timely fashion, or instances where the behaviours or actions of our employees are not aligned with BMO’s values or standards of conduct.

When such events occur, BMO’s framework includes guidelines that each committee assesses and from which they may recommend courses of action to management and the Board. These range from the reduction and/or elimination of incentive pool funding at the line of business or group levels, to reductions and/or elimination of individual incentive awards to specific executives. Given the severity of an issue, they may also include recommendations to forfeit unvested or unexercised equity held under BMO’s plans, or the clawback of incentive payments previously received.

While the above framework is a key part of BMO’s commitment to ensuring that social, environmental and governance issues are captured and recognized at the broadest levels possible, at the individual level executives are held accountable by their managers as well. Every year, each executive is assigned qualitative objectives against which they are assessed. These include their contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviours aligned with BMO’s values and standards of conduct. Those in the applicable functions are also assigned specific objectives reflecting their responsibilities toward meeting environmental sustainability and other ESG priorities.

At the end of every year, each executive’s individual performance is assessed against the objectives they are assigned. The results of these assessments inform decisions their managers make as to the incentive compensation awards the executives receive.

Bank of Montreal Management Proxy Circular	56

The Board is satisfied that BMO’s commitment to ESG is evident in its risk governance framework and includes considerations such as compensation risk both at the macro and micro levels. It has, however, reviewed and enhanced its disclosures in the CD&A (see pages 35, 71 and 79) to better reflect how ESG factors are considered by the Board and management when determining compensation.

          Proposal No. 4

Climate Change and Measures Taken to Support the Transition to a Low-Carbon Economy

It is proposed that the Board of Directors publish in its next annual report the disclosures required by the Task Force on Climate-related Financial Disclosures (TCFD) that are available with respect to governance, strategy and risk management issues, as well as other parameters and goals.

Argument

Last year, we submitted a similar proposal that was not put to a shareholder vote because of your commitment to take the TCFD’s recommendations into account when publishing your climate-related disclosures. Based on our review of the various responses received from the institutions, we believe that it would be advisable to make such information available, either on the Bank’s website or in its corporate social responsibility report.

Such disclosure plays an essential role in the investment decisions of shareholders and, more specifically, of millennials. Indeed, according to data collected by the Responsible Investment Association, millennials are more sensitive to ESG factors than the post-war generation in their investment decision-making. In order to well inform investors about the Bank’s initiatives, it is important to consolidate all of this information into one document that is familiar to everyone and readily available to the general public. Hence, we propose that the annual report be the primary reference tool that would contain all of the disclosures recommended by the task force.

AS AGREED WITH MÉDAC, THIS PROPOSAL IS NOT BEING SUBMITTED TO A SHAREHOLDER VOTE. THE BANK IS ALREADY IMPLEMENTING THE RECOMMENDATIONS OF THE TCFD AS SET OUT BELOW.

BMO is currently taking steps to implement the recommendations of the TCFD, which include qualitative disclosure as well as quantitative analysis of climate-related financial risks relating to BMO’s business. Substantial additional disclosure aligned to the TCFD recommendations has been included in our 2018 disclosures, both the Annual Report as well as our ESG Report and in an update to our Statement on Climate Change. For example, consistent with the proponent’s suggestion, our 2018 Annual Report contained a TCFD index linking our publicly available disclosures with the recommendations of the TCFD. We also included specific reference to the TCFD in the MD&A.

BMO is also actively engaged in scenario analysis work consistent with the TCFD’s recommendations. This work is ongoing. To advance our understanding and industry leadership on this topic BMO is actively engaged in industry pilots and working groups, including with the Canadian Bankers’ Association and the United Nations Environment Programme for Financial Institutions (UNEP-FI). For example, BMO will be participating in the phase two TCFD implementation pilot with UNEP-FI along with other climate and positive impact focused working groups of UNEP-FI. These activities are consistent with our intention of supporting and advancing leading practices on these topics.

While substantial progress is being made, complete phase-in of the TCFD’s recommendations will occur over the coming years in line with the TCFD’s suggested implementation period.

Since 2006 BMO has made specific climate-related disclosure in accordance with the CDP (formerly Carbon Disclosure Project) and makes broader public disclosure around sustainability issues in the annual BMO ESG Report. Our most recent CDP disclosure can be found here: https://www.bmo.com/home/about/banking/corporate-responsibility/environment/environmental-performance

Additional disclosure on environmental and social risk is also found in our Annual Report, including in the Management’s Discussion and Analysis (MD&A). Our existing MD&A disclosure on environmental and social risk was actually spotlighted by the TCFD in their 2018 Status Report, as an example of disclosure aligned to the TCFD recommendations around Risk Management. See page 18 of their September Status Report https://www.fsb-tcfd.org/wp-content/uploads/2018/08/FINAL-2018-TCFD-Status-Report-092518.pdf

57	Bank of Montreal Management Proxy Circular

Message from the Chair of the Human Resources Committee

The Human Resources Committee reviews our compensation program to create alignment with our shareholders and strategic objectives. BMO’s focus in fiscal 2018 was on enhancing customer loyalty, improving productivity, leveraging digital technology for growth, and activating a high performance culture. All of these priorities are intended to continue to drive our long-term Total Shareholder Return (TSR).

Under Darryl White’s leadership this year – his first year in the role of CEO – BMO delivered good financial performance(1) and continued to make progress against its strategic priorities. The bank exceeded its customer experience goals across all operating groups, opened new Smart Branches in Canada and the U.S., and delivered new digital capabilities and offerings across businesses to improve the customer experience. BMO invested in and grew its businesses, and at the same time it improved efficiency and returned capital to shareholders through higher dividends and share buybacks. Reported net income was up 2% and adjusted net income was up 9%, reported EPS was up 3% and adjusted EPS increased 10%, reported ROE was 13.2%, down slightly from 13.3% and adjusted ROE was 14.6%, up from 13.7% in 2017 and our one, three and five-year TSR outperformed the average returns of our Canadian bank peers and the overall Canadian market.

The Committee worked with Darryl this year to establish an integrated North American Personal and Business Banking Group, simplify the U.S. Governance structure and introduce a new Enterprise Initiatives, Infrastructure and Innovation Group. We appointed new leaders to BMO’s technology, Risk and Capital Markets groups – three areas that are key drivers of future growth and performance – and brought on people with the skills we need to succeed in a data-rich, digital world. BMO puts diversity and inclusion at the centre of every leadership discussion, and the Committee is pleased that it continues to be a leader in gender diversity both in the bank and in the boardroom, and has already met or exceeded a number of goals targeted for achievement by 2020. BMO has always been a supporter of gender pay equity, and this year reviewed its pay practices across the major geographies in which it operates.

The Committee has a responsibility to ensure executive compensation remains aligned with achieving the bank’s goals. An important task this year was the Committee’s comprehensive review of the executive incentive program. We’ve approved changes for 2019 that will increase the focus on our performance relative to our peers, tie executive awards from areas across the bank more closely to enterprise-wide performance and simplify the program.

BMO has a rigorous business planning process that includes the setting of annual goals that consider our mid-term financial targets, as well as relevant economic and company-specific factors. In keeping with our philosophy of setting a high bar, our annual goals are challenging, and incentive pool funding is calculated based on a range of performance results both above and below these annual goals.

Darryl’s compensation reflects the bank’s results and the good value BMO delivered to shareholders relative to peers. His total direct compensation was $8.645 million, which is 1.7% above his target for the year. The business performance factor on his short-term incentive was calculated at 99% of target based on performance against annual operating goals. The business performance factor on his medium and long-term incentives was calculated at 103% of target, largely driven by our three-year relative TSR versus Canadian banking peers. After reviewing secondary considerations, the Committee made no discretionary adjustments to his calculated awards. The Committee believes our incentive program and the corresponding payouts are well aligned with shareholder outcomes. You can read about this year’s performance on page 85, and Darryl’s compensation on page 89.

The Committee always welcomes feedback from its shareholders, industry groups and other stakeholders. I’m pleased to report that the shareholder vote for our approach to executive compensation increased to almost 96% last year. BMO also received industry recognition by winning the Governance Professionals of Canada’s 2018 Excellence in Governance Award for Best Compensation Disclosure and Communication.

We thank you for your continued confidence in us.

Sincerely,

Ron Farmer

(1)

Results and measures are presented on a GAAP basis, as reported in BMO’s 2018 Annual Report. Adjusted results and measures exclude the impact of certain items and are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report.

Bank of Montreal Management Proxy Circular	58

Compensation Discussion and Analysis

2018 OVERVIEW

BMO’s strategy is built on a strong foundation of assets and capabilities that position us well for future growth.

Our aim is to deliver top-tier shareholder return as we balance our commitments to our customers and employees, the environment and the communities in which we live and work. We are unified in our focus – and we are accelerating.

BMO delivered good performance in 2018 and we continued to make progress against our strategic priorities.

2018 results (1)

Reported net income: $5.4 billion (up 2%)

Adjusted net income: $6.0 billion (up 9%)

Reported earnings per share: $8.17 (up 3%)

Adjusted earnings per share: $8.99 (up 10%)

Reported and adjusted revenue, net of CCPB (2): $21.7 billion (up 5%)

Reported return on equity (3): 13.2% (down 10 basis points)

Adjusted return on equity (3): 14.6% (up 90 basis points)

Reported efficiency ratio: 62.8% (improved 150 basis points)

Adjusted efficiency ratio: 62.2% (improved 70 basis points)

Customer loyalty/experience: improved scores across all operating groups in 2018

TSR (4)

1-year: 3.3%

3-year: 13.3% annualized

5-year: 10.5% annualized

59	Bank of Montreal Management Proxy Circular

Reported net income was up 2% to $5,450 million and adjusted net income was up 9% to $5,979 million in 2018. Reported EPS was $8.17, up $0.25 or 3% from 2017. Adjusted EPS was $8.99, up $0.83 or 10% from 2017, consistent with our objective of achieving average annual adjusted EPS growth of 7% to 10%. We grew our U.S. segment at an accelerated pace, increased momentum in our Commercial banking business by adding relationships, loans and deposits, and delivered real

Value measures

Total shareholder return, earnings per share growth, return on equity and common equity Tier 1 ratio are the four key measures that assess or most directly influence shareholder value.

Three of these measures are used in our incentive plans (see page 61).

value to our personal customers with new and enhanced digital capabilities. We’ve invested in and grown our businesses, and at the same time, improved efficiency and returned capital to our shareholders through increased dividends and share buybacks. We are well-capitalized with a Common Equity Tier 1 (CET 1) ratio of 11.3%. Reported ROE was 13.2% and adjusted ROE was 14.6%, up from 13.7% in 2017, and nearing our medium term objective of 15% or more.

We also continued to deliver strong value to shareholders with a TSR for one, three and five years as at October 31, 2018, that outperformed the average returns of both our Canadian bank peer group and the overall market in Canada.

Other achievements in 2018:

•	Improved customer experience scores across all operating groups.
•	Completed a successful first year under a new CEO and appointed new leaders to technology, Risk and Capital Markets – groups that are key drivers of future growth and performance.
•	Continued shifting BMO’s technology focus from the underlying architecture that supports our operations to new capabilities that will drive customer growth.
•	Continued to grow our U.S. business – introduced our 12th Smart Branch in the U.S. and continued to grow our geographic footprint in Commercial Banking.
•	Strengthened cross-border banking capabilities for our Wealth Management clients.
•	U.S. segment contribution to adjusted net income increased to 28% of the overall bank, up from 24% a year earlier.
•

Completed the acquisition of KGS-Alpha Capital Markets, a New York-based fixed income broker-dealer specializing in U.S. mortgage-backed and asset-backed securities in the institutional investor market.

•

Established the Enterprise Initiatives, Infrastructure and Innovation (EI3) Group to drive enterprise-wide, sustainable productivity improvements and create capacity for investment in revenue growth, in partnership with the three operating groups.

You can read more about the bank’s performance on page 85 and in BMO’s 2018 Annual Report.

(1)

Results and measures are as reported in BMO’s 2018 Annual Report. Adjusted results and measures are non-GAAP as discussed on page 27 of BMO’s 2018 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs, as well as a one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform and a benefit from the remeasurement of an employee benefit liability in 2018 and a decrease in the collective allowance in 2017. Restructuring costs were $192 million and $41 million after tax in 2018 and 2017, respectively. The amortization of acquisition-related intangible assets was $90 million and $116 million after tax in 2018 and 2017, respectively. Acquisition integration costs were $25 million and $55 million after tax in 2018 and 2017, respectively. The one-time non-cash charge related to the revaluation of our U.S. net deferred tax asset due to U.S. tax reform was $425 million in 2018. The benefit from the remeasurement of an employee benefit liability was $203 million after tax in 2018. The decrease in the collective allowance was $54 million after tax in 2017.

(2)	Calculated as revenue net of insurance claims, commissions and changes in policy liabilities (CCPB).
(3)

Return on common shareholders’ equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

(4)

The average annual total shareholder return (TSR) is calculated using the closing share price on October 31, 2018 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

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Compensation aligned with strategy

The Board of Directors (Board) believes that BMO’s success in achieving its goals depends on the strength and performance of its people. It also believes that executive compensation is an important tool in driving the bank’s success and growing shareholder value. Bank results and financial returns to shareholders are all strongly connected to executive incentive compensation in a way that does not encourage or reward inappropriate risk-taking.

BMO’s executive compensation design aligns with its strategy and links to both bank and operating group performance. The performance measures used to fund BMO’s short, mid and long-term incentive plans are tied to three key elements of the bank’s strategic priorities: customer, productivity and growth.

Our 2018 strategic priorities	Strategy element	Incentive plan measures (1)

1  Achieve industry-leading
customer loyalty by delivering on our brand promise

2  Enhance productivity to drive performance and shareholder value

3  Accelerate deployment of
digital technology to transform our business

4  Leverage our consolidated North American platform and expand  strategically in select global markets to deliver growth

5  Ensure our strength in risk management underpins everything we do for our customers

	Customer	• Customer loyalty/Experience (Net Promoter Score)
	Productivity	• Efficiency ratio
	Growth	• Revenue growth • Net income growth • Earnings per share growth • Return on equity (ROE) • Total shareholder return (TSR)

(1)	Measures are non-GAAP as discussed on page 60 of this circular, and on page 27 of BMO’s Annual Report.

Under Mr. White’s leadership, BMO made good progress on all three elements of our strategy and delivered strong value to shareholders. The Committee approved total direct compensation for 2018 for Mr. White of $8.645 million, which is 1.7% above his target for the year.

Mr. White’s incentive awards are based 100% on total bank performance (see page 73 for details). His short-term incentive was awarded at 99% of target based on performance against annual operating goals. His medium and long-term incentives were calculated at 103% of target, largely driven by our three-year relative TSR versus Canadian banking peers. After reviewing secondary considerations, the Committee made no discretionary adjustments to Mr. White’s calculated awards.

Turn to page 85 for a detailed discussion of results compared with targets and the effect this had on 2018 incentive pool funding. Compensation decisions for each of the Named Executive Officers (NEOs), including Mr. White, start on page 89.

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Sound structure and approach

The Committee continues to be satisfied that the executive compensation program at BMO has a sound governance structure and approach.

Our program is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices, with the requirements of OSFI, the Principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies, and with the regulatory requirements of each of the jurisdictions in which we operate.

Every year, the Committee also uses a disciplined approach in evaluating the incentive plan designs and compensation decision-making processes used in BMO’s executive compensation program. This ensures our compensation is competitively aligned with our peers, demonstrates a strong link between performance and compensation, and supports a culture of prudent risk-taking.

Turn to page 64 for more about the Committee, its experience and its approach to managing risk. You can read about the bank’s approach to executive compensation starting on page 68.

New in 2018

In 2018, we stopped allocating a portion of our annual long-term incentive awards into deferred share units (DSUs). To enhance the link between senior executive pay and performance, now all annual deferred compensation granted to senior executives is allocated to stock options and to Performance Share Units (PSUs), which have performance-vesting conditions. While this change slightly increases the proportion of target compensation awarded in the form of stock options to senior executives, we continue to limit their overall use to Senior Vice-Presidents and up, in line with current market practices and our principle of prudent risk-taking (see page 81).

Changes in 2019

The Committee completed a comprehensive review of the executive incentive program in 2018 and has introduced a redesigned program for 2019. The changes are designed to increase the impact on executive awards of bank performance relative to peers and to align the pay of operating group executives more closely to enterprise-wide performance. We are also simplifying the plan by combining the funding for our short-term incentive pool and our mid and long-term incentive pool into a single total variable pool. These changes will be described in detail in our 2020 management proxy circular.

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A GUIDE TO THIS YEAR’S CD&A

Use this guide to read more about executive compensation at BMO and the key compensation and governance practices BMO uses to effectively link bank results, compensation for executives and financial returns to shareholders, without encouraging excessive risk or inappropriate risk-taking.

Compensation Governance and Oversight	64	Effective structure and oversight and a disciplined process provide proper governance and sound decision-making
Qualified directors	64
Supporting a culture of prudent risk-taking	64
Effective oversight	65
About the management oversight committees	65
About the independent compensation advisor	66
Sound policies and practices	67
Independent advice	67

BMO’s Approach to Executive Compensation	68	Executive compensation is aligned to the bank’s strategy and four core principles
Four compensation principles	68

PRINCIPLE: Attract and retain executive talent	69	Compensation helps attract and retain talented people and motivates them to excel to achieve objectives
Compensation and peers	69

PRINCIPLE: Link compensation to bank performance	71	Executive compensation design and implementation must align with BMO’s strategy and link to both bank and operating group performance
About the short-term incentive	72
About the mid and long-term incentives	75
Annual decision-making process	79

PRINCIPLE: Encourage a long-term view to increase shareholder value	80	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements
Emphasis on deferred compensation	80
Equity ownership requirements	80

PRINCIPLE: Align with prudent risk-taking	81

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred and is subject to clawback and forfeiture

Plan design	82
Incentive pool funding	83
Individual awards	83
Clawbacks and forfeitures	84

2018 Performance and Compensation	85	Read about how BMO pays for performance and its share performance over time
2018 pool funding	85
2018 performance against incentive plan measures	86
Generating shareholder value	87
2018 Compensation for the Named Executive Officers	89

Executive Compensation Tables	101	Find more details about executive compensation at BMO

Additional Disclosure	111	Find information about compensation of employees that can have a material impact on the bank’s risk disclosure

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COMPENSATION GOVERNANCE AND OVERSIGHT

The Human Resources Committee establishes and oversees the bank’s human resources strategies, including compensation and talent management. See page 34 for information about the Committee and its activities this year.

Six independent directors serve on the Committee, and the average committee tenure is 10 years.

All of the Committee members meet the New York Stock Exchange requirements for compensation committee independence, established in 2013.

Human Resources Committee (see pages 12 to 19 for biographies)	Committee member since
Ronald H. Farmer (Committee chair since 2014)	2003
George A. Cope	2010
Christine Edwards (also a member 2011-2014)	2015
Lorraine Mitchelmore	2016
J. Robert S. Prichard (Chairman of the Board) (also a member 2000-2010)	2012
Don M. Wilson III	2009

Qualified directors

To make sure the Committee has the expertise it needs to carry out its mandate, Committee members are required to have a thorough understanding of issues relating to human resources, and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate.

The table below shows the experience of the current members. Five of the six members have risk management experience. Three have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and three have experience serving on the compensation committees of other public companies.

Number of Committee members with specific experience or expertise
Human resources experience Experience with compensation, pension and benefit programs (in particular, executive compensation)	6 of 6
Risk management experience Knowledge and experience with internal risk controls, risk assessments and reporting	5 of 6
Executive leadership experience Experience as a senior executive/officer of a public company or major organization	6 of 6

Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is to ensure its strength in risk management underpins everything it does for its customers, and this strategy carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and five of the current members also serve on the Risk Review Committee, including Mr. Wilson, who serves as chair of the Risk Review Committee and has significant experience in financial institution risk management.

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Committee members are also BMO shareholders

All of the Committee members exceed the bank’s share ownership requirements for directors (see page 26).

You can read more about the directors in the profiles starting on page 12 and the Committee and its activities in 2018 starting on page 34.

Read more about how the bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 81.

Effective oversight

The Committee has a formal process for overseeing BMO’s compensation policies and practices.

The Committee works with management and the bank’s oversight committees (see below). It also works with an external compensation advisor every year to get an independent view of best practices, BMO’s executive compensation program and compensation decisions. The Committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

About the management oversight committees

Management oversight committees are actively involved in reviewing compensation design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	identifying roles that have a material impact on the bank’s risk profile;
•	providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans;
•	assessing risk and other control function inputs when recommending the pool funding for the incentive plans;
•	making recommendations for discretionary adjustments to compensation awards as appropriate
•	reviewing international regulatory requirements.

See page 79 for more information about the role of the management oversight committees in the annual decision-making process.

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Enterprise Compensation Oversight Committee

•	Established in 2011.
•	Includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer, General Counsel and senior leaders from Human Resources, along with the Chief Auditor as an observer.
•	Met 8 times in 2018.

There are also management oversight committees in the U.S. and UK to govern the compensation design and compensation decision-making process in these jurisdictions.

New in 2018

The membership of the Enterprise Compensation Oversight Committee was reviewed and updated with two changes. The General Counsel is now a member rather than an observer. The Chief Anti-Money Laundering Officer now reports to the Chief Risk Officer and is no longer required to serve as an observer of the Committee.

A sub-committee of the Enterprise Compensation Oversight Committee was established in our London Branch in 2018 to oversee local compensation programs and practices and ensure their alignment with local regulatory requirements.

These changes reinforce the bank’s robust compensation oversight framework.

About the independent compensation advisor

Pay Governance LLC is an independent and unaffiliated executive compensation advisory firm that has been the Committee’s exclusive advisor on compensation issues since 2008. Pay Governance does not do any work for management.

The Committee annually assesses the performance of Pay Governance. In 2018, the Committee was satisfied with the following committee-related work, for which Pay Governance received US$194,569:

•	Analyzed the level of difficulty of the annual plan goals used for incentive funding against internal and external perspectives.
•

Independent review and advice on the bank’s material compensation plans, including the executive and BMO Capital Markets’ plans, CEO compensation and the CEO’s compensation recommendations for the senior executives.

•	Review of the management proxy circular.
•	Regular participation in Human Resources Committee meetings, including time with individual members.

	Billed in 2018		Billed in 2017
Executive compensation-related fees	US$	194,569	US$	186,212
All other fees		$0		$0

Testing for independence

The Committee carries out the following to make sure the compensation advisor is independent from the bank:

•	Reviews the advisor’s independence every year.
•	Sets the advisor’s mandate and fees.
•	Requires the advisor to get written approval from the Committee Chair if, from time to time, the advisor is called upon to provide services to management.
•	Does not approve work that, in the Committee’s view, could compromise the advisor’s independence.
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor.

The Committee also reviews the advisor’s independence against the U.S. Securities and Exchange Commission’s six requirements for independence. It confirmed in 2018 that the advisor:

•	does not provide other services to BMO;
•	has effective policies and procedures to prevent conflicts of interest;

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•	has no business or personal relationships with a Committee member;
•	has no business or personal relationships with an executive officer of BMO;
•	does not own BMO shares;
•	bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenues.

Sound policies and practices

The Committee is satisfied that:

•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks.
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank.

BMO’s compensation policies and practices are fully aligned with the practices, standards and guidelines required by regulators and industry best practices:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (FSB Principles).
•	OSFI’s practices, standards and guidelines.
•	Guidance on Sound Incentive Compensation Policies, issued by the U.S. Federal Reserve in cooperation with other banking agencies.
•	International guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

Independent advice

An independent third party also carries out periodic reviews of the bank’s material compensation plans to ensure the soundness of BMO’s compensation policies and alignment with regulatory requirements and guidelines.

Global Governance Advisors (GGA) carried out a review in 2018 and reported that BMO continues to align with FSB Principles, OSFI requirements and the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies. GGA’s review included:

•	assessing compensation design;
•	assessing plan changes against the applicable regulatory requirements;
•	performing stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of the bank’s corporate and business unit results.

The Committee’s oversight process, which involves management and three oversight committees and includes independent advice from third parties, ensures proper and effective oversight.

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BMO’S APPROACH TO EXECUTIVE COMPENSATION

The Board believes that the bank’s success in achieving its goals depends on the strength and performance of its people. It also believes that executive compensation is an important tool in driving the bank’s success and growing shareholder value.

Executive compensation at BMO has four core principles

The Committee has structured BMO’s executive compensation program and policies to support the bank’s vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, and financial returns to shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking. See page 61 for BMO’s 2018 strategic priorities.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning executive awards to performance against bank, operating group and individual performance objectives that support the achievement of our vision and strategic priorities.

The Committee also considers other financial and non-financial factors, including performance against the bank’s peers, the quality of its earnings and other factors (see pages 74 and 78 for more information about these factors), to assess performance and validate that the awards earned align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 69)	Link compensation to bank performance (see page 71)	Encourage a long-term view to increase shareholder value (see page 80)	Align with prudent risk-taking (see page 81)
Compensation helps attract and retain talented people and motivates them to excel to achieve objectives	Executive compensation design and implementation must align with BMO’s strategy and link to both bank and operating group performance	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred and is subject to clawback and forfeiture

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PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel to achieve objectives

BMO’s executive compensation program is designed to be competitive with the market so it can attract and retain the top talent needed to achieve the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION
FIXED	VARIABLE
Base salary	Short-term incentive	Mid-term incentive	Long-term incentive
Base level of pay for carrying out day-to-day responsibilities related to their position. It is paid as a fixed amount of cash.	Performance-based annual cash bonus to drive achievement of specific one-year business priorities and individual objectives.	Performance-based deferred incentive to focus performance over the medium term. Granted as restricted share units or performance share units.	Performance-based deferred incentive to motivate senior executives to create sustainable shareholder value over the long-term. Granted as stock options.

Benefits

BMO offers eligible employees market competitive benefits and pension, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities in their role as ambassadors of the bank.

Compensation and peers

The Committee assesses the competitiveness of BMO’s compensation program by comparing it to two groups: a Canadian peer group of the other largest Canadian banks for Canadian-based executives, and a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee reviews the Canadian bank competitors as the primary group and as secondary information, the Committee also looks at the compensation practices of Canadian-based insurance companies, companies listed on the TSX 60 with similar market capitalization, selected U.S. financial firms of similar size and scope, and the ratio of CEO pay to other employees of the bank and to the Canadian median family income, as well as other factors.

Peer companies
CEO	Primary peer group Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada

Reviewed for secondary consideration

Manulife Financial

Sun Life Financial

Great-West Life Assurance Company

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks, Inc.

U.S. Bancorp

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Peer companies
Canadian–based senior and other executives	Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada Great-West Life Assurance Company Manulife Financial Sun Life Financial
U.S.–based senior and other executives	BB&T Corporation Bank of New York Mellon Fifth Third Bancorp Huntington Bancshares Inc. KeyCorp M&T Financial The PNC Financial Service Group Inc. Regions Financial SunTrust Banks, Inc. U.S. Bancorp

When setting the level and mix of compensation for executive roles, the Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the strategic importance of the role being reviewed. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded that they were appropriate.

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PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO strategy and link to both bank and operating group performance

The measures in BMO’s incentive plans are tied to three key elements of the bank’s strategic priorities: customer loyalty, productivity and growth.

Our 2018 strategic priorities	Strategy element	Incentive plan measures (1)

1  Achieve industry-leading
customer loyalty by delivering on our brand promise

2  Enhance productivity to drive performance and shareholder value

3  Accelerate deployment of
digital technology to transform our business

4  Leverage our consolidated North American platform and expand  strategically in select global markets to deliver growth

5  Ensure our strength in risk management underpins everything we do for our customers

	Customer	• Customer loyalty/Experience (Net Promoter Score)
	Productivity	• Efficiency ratio
	Growth	• Revenue growth • Net income growth • Earnings per share growth • Return on equity (ROE) • Total shareholder return (TSR)

(1)	Measures are non-GAAP as discussed on page 60 of this circular, and on page 27 of BMO’s 2018 Annual Report.

A substantial portion of executive compensation is variable or performance-based. Executives earn more when results are above our performance goals and less when they are below. This is accomplished by directly linking short, mid and long-term incentive pool funding to performance measures that:

•	reinforce the bank’s strategic priorities
•	provide challenging but achievable performance goals that can be accomplished within the bank’s risk appetite and requirements on compliance and ethics

BMO’s medium-term financial goals establish a range of expected performance over time. The bank establishes an annual business plan with these goals in mind, as well as environmental and company-specific factors relevant to the particular year. It then sets annual performance goals with a range of incentive pool outcomes above and below the annual goals. The annual performance goals are challenging, in keeping with our philosophy of setting a high bar.

Pool funding for the year is calculated as actual performance above or below the annual goals, and is expressed as a percentage of target.

Incentive awards for the year are calculated based on the executive’s target award and actual performance above or below the annual goals and expressed as a business performance factor that increases or decreases relative to target (100%). As part of its overall assessment of the link between pay and performance, the Committee also considers the management oversight committees’ risk review and review of financial and non-financial considerations that contribute to the fulfillment of the bank’s strategic objectives to determine the pool funding. The Committee can also use its discretion to adjust or eliminate incentive awards for individual executives.

Individual performance objectives are used to cascade the bank’s strategic objectives and goals and to link the executives’ annual incentive awards to:

•	quantitative objectives, such as revenue growth, efficiency, return on capital, net income growth and customer loyalty scores;
•

qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviours aligned with our responsibility to our customers, employees, the environment and the communities in which we live and work.

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The sum of the awards granted to all executives cannot exceed the level of funding approved by the Committee.

About the short-term incentive

The short-term incentive is a performance-based annual bonus designed to drive performance for the year based on specific bank and operating group measures aligned with the bank’s strategic priorities and the executive’s individual objectives. It is paid in cash after the bank’s fiscal year-end results are finalized, usually in December.

Who participates	Link to performance	Terms
All executives	The award is adjusted based on performance against total bank and operating group measures that align with the bank’s strategic priorities, and individual performance

Awards cannot be higher than 150% of the executive’s short-term incentive target, and can be clawed back (see page 84).

Before the beginning of the fiscal year, participants may also decide to defer payment into DSUs. Deferrals are irreversible, vest when received but can only be redeemed when the executive leaves the bank.

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How the short-term incentive is funded

Funding of the short-term incentive pool is based on BMO’s performance and is determined by a business performance factor that increases or decreases funding relative to target. The Committee may adjust the size of the incentive pool and/or individual awards based on the risk review and review of secondary considerations by the management oversight committees.

The annual short-term incentive pool is calculated as outlined in the formula below and on page 74.

Target pool	Business performance factor	Calculated incentive pool
The sum of all executive targets for the incentive plan	Based on absolute performance of the bank and operating groups All measures are directly tied to the bank’s strategic priorities

Business performance factor – 2018 weightings by role
	Bank performance measures	Operating group performance measures
CEO, CFO and CRO	100%	–
Operating group executives	25%	75% – executive’s operating group measures
Corporate area executives	25%	75% – weighted average of all operating group measures

(1)	Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report.
(2)

Reflects adjusted performance but also excludes the recovery of credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance.

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Factors for additional consideration	Final pool funding
1. Risk review	Funding of the pool can range from a minimum of 0% to a maximum of 150% of target.
2. Secondary considerations
3. Use of discretion

1. About the risk review

The management oversight committees conduct a risk review at the end of the year and may recommend adjustments to the pools up or down based on their review of bank and operating group performance against the risk appetite.

Management takes into consideration:

•   reviews of material risk events throughout the year, along with the conduct of those involved, and any recommended adjustments at the pool and/or individual level that they see fit;

•   assessments by the Chief Risk Officer, which include a review and analysis of risk factors (including credit, market, liquidity, operational and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations (see page 81 for the 11 main types of risk).

2. About the secondary considerations

The management oversight committees may also present to the Committee a review of the following financial and non-financial measures not explicitly included in the business performance factors of the bank or each operating group:

Adjusted performance measures(1) relative to Canadian competitors

•   EPS growth

•   Net income growth

•   ROE (regulatory basis)

•   Provisions for credit losses as a percentage of loans and acceptances and impact of provisions or recoveries on performing loans

•   Revenue growth

•   Expense growth

Other financial and non-financial measures

•   Significant non-recurring items (not identified as adjusting items)

• Impact of acquisitions • ROE (economic capital basis) • Net economic profit • Impact of provision for credit losses versus expected losses • Future growth/earning quality metrics

•   People leadership and employee engagement

•   Audit/compliance results

Management’s review takes into consideration:

•   analysis and feedback from the Chief Financial Officer;

•   reviews by the management oversight committees and any recommended adjustments to the pool.

3. About discretion

The Committee reserves the right to use its discretion to adjust incentive pool funding up or down based on its assessment, information received from the management oversight committees or otherwise. The Committee can also use its discretion to adjust incentive awards for individual executives up or down

(1)	Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report.

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About the mid and long-term incentives

The mid and long-term incentives are performance-based forms of deferred compensation. They are equity-linked vehicles, designed to motivate performance over the longer term:

•

Mid-term incentives are designed to focus on performance over a three-year period and are granted as Performance Share Units (PSUs) and Restricted Share Units (RSUs). All mid-term incentive awards for senior executives are granted as PSUs to reinforce the link between pay and performance, and to emphasize the importance of generating a strong return on equity.

•

Long-term incentives are intended to motivate executives to create sustained growth in share price over a 10-year period, and are granted as stock options. The use of stock options has been reduced over the past few years to align with the interests of shareholders and wider market practices. Stock options are not granted to Vice-Presidents.

Granting of awards

When determining the pool of funding available for the mid and long-term awards, each executive’s target grant amount is adjusted up or down to reflect BMO performance (see page 71). Adjustments are based on both absolute and relative performance measures, and calculations typically fall in the range of 80% to 120% of target. The management oversight committees also review a number of secondary considerations, both financial and non-financial, and present the analysis to the Committee. The Committee may exercise its discretion to reduce the funding pools down to 0%.

The individual awards granted to an executive can be adjusted up or down from calculated results based on manager discretion as to the executive’s individual performance for the year. The sum of the awards granted to all executives, however, cannot exceed the approved level of funding for the mid or long-term incentive pools.

For senior executives, individual awards are calculated using the business performance factor and are adjusted up or down for individual performance based on Committee discretion alone. Further, the Committee does not consider mid and long-term incentive awards the executive currently holds when determining new grants.

Vesting and payout

The final payout value of all mid and long-term incentives is tied to performance and is based on the price of the bank’s shares at payout. PSUs also have a performance vesting condition. It is based on the bank’s performance on three-year average adjusted Return on Equity (ROE) and can adjust the number of shares eligible to vest at payout from 80% to 120%. As part of the bank’s annual governance process, the Committee reviews the total anticipated payouts for executives before their share-based awards vest and can use its discretion to reduce the payout of mid and long-term incentives, including PSUs, down to 0%.

The management oversight committees provide information about four key factors to the Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust awards downward:

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	Performance share units performance-based award with performance-based vesting	Restricted share units performance-based award	Stock options performance-based award (see page 107 for more information about the plan)
Why it’s important	Focus on creating shareholder value over a three-year period with performance based vesting	Focus on creating shareholder value over a three-year period	Focus on creating shareholder value over a 10-year term
Who participates	Senior executives	Bank executives below the senior executive level BMO Capital Markets executives participate in the BMO Capital Markets Variable Compensation Plan (see page 111)	Senior Vice-Presidents and above
Link to performance (1)

Performance granting conditions determined by absolute bank and operating group measures, relative TSR for the three-year period(2), and individual performance.

The ultimate value realized depends on BMO’s share price at the end of three years, and a performance vesting condition where the number of units that vest at the end of a three-year term varies from 80% to 120% of the initial number granted based on the bank’s average adjusted return on equity (ROE)(3) compared to plan.

Performance granting conditions determined by absolute bank and operating group measures, relative TSR for the three-year period(2), and individual performance.

The ultimate value of units realized depends on BMO’s share price when the units vest.

Performance granting conditions determined by absolute bank and operating group measures, relative TSR for the three-year period(2), and individual performance.

The ultimate value of options realized depends on BMO’s share price when the options are exercised.

Terms (4)

Vests at the end of a three-year term with payout values based on the 20-day volume weighted average closing share price of BMO shares on the TSX at vesting.

PSUs earn dividend equivalents, credited as additional units.

Vests over a three-year term with payout values based on the 20-day volume weighted average closing price of BMO shares on the TSX at vesting.

RSUs earn dividend equivalents, credited as additional units

Vests in equal tranches of 50% on the third and fourth anniversaries of their grant date and expire at the end of 10 years.

Exercise price is the closing price of BMO shares on the day before the grant date. Options can only be exercised after vesting.

Payout values are based on the difference between the option’s exercise price and the market price of BMO shares on the day the option is exercised.

(1)   Subjectto the Committee’s discretion to adjust the incentive pool funding of equity awards, or the number of awards to be settled or options to be exercised, down to 0% based on its assessment of other financial and non-financial considerations.

(2)   Thethree-year TSR for compensation purposes differs from the three-year TSR reported in BMO’s 2018 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, as this is a better reflection of performance than the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

(3)   AdjustedROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity.

(4)   Awardscan be forfeited or clawed back (see page 84).

New in 2018

To enhance the link between senior executive pay and performance, a larger proportion of deferred compensation is being allocated to PSUs, which have performance-vesting conditions. To facilitate this change, we stopped allocating a portion of annual long-term incentives to deferred share units (DSUs). Now all annual deferred compensation granted to senior executives is allocated to PSUs and stock options (see page 80).

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How the mid and long-term incentives are funded

Funding of the mid and long-term incentive pools is based on absolute and relative performance and expressed as a business performance factor that increases or decreases funding relative to target. The Committee may adjust the size of the incentive pool and/or individual awards based on the risk review and review of secondary considerations by the management oversight committees. For senior executives, individual awards are calculated using the business performance factor and are adjusted up or down for individual performance based on Committee discretion alone.

Absolute performance is measured using the same performance measures used for the short-term incentive plan, which are all tied to the bank’s strategic priorities. Relative performance is measured using three-year TSR compared to the Canadian peers, calculated using the average share price for the 90 days ending October 31, as this is a better reflection of performance rather than the closing share price on October 31. Deferring the payout and linking it to share price encourages executives to make effective risk management a key component in the decisions they make for our customers.

The annual mid and long-term incentive pools are calculated as outlined in the formula below and on page 78.

Target pool	Business performance factor	Calculated incentive pool
The sum of all executive targets for the incentive plan	Based on absolute and relative performance of the bank and operating groups All measures are directly tied to the bank’s strategic priorities

Business performance factor – 2018 weightings by role
	Absolute performance (50%)	Relative performance (50%)
CEO	Bank performance measures	Three-year TSR relative to the Canadian performance group: Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada
Senior executives	Bank performance measures
Operating group executives	Executive’s operating group measures
Corporate area executives	Weighted average of all operating group measures

(1)	Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report.
(2)

Reflects adjusted performance but also excludes the recovery of credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance.

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Factors for additional consideration	Final pool funding
1. Risk review 2. Secondary considerations	Funding of the pool can range from a minimum of 0% to a maximum of 120% of target.
3. Use of discretion

1. About the risk review

The management oversight committees conduct a risk review at the end of the year and may recommend adjustments to the pools up or down based on their review of bank and operating group performance against the risk appetite.

Management takes into consideration:

•   Reviews of material risk events throughout the year, along with the conduct of those involved, and any recommended adjustments at the pool and/or individual level that they see fit.

•   Assessments by the Chief Risk Officer which include a review and analysis of risk factors (including credit, market, liquidity, operational and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations (see page 81 for the 11 main types of risk).

2. About the secondary considerations

The management oversight committees may also present to the Committee a review of the following financial and non-financial measures not explicitly included in the business performance factors of the bank or each operating group:

Adjusted performance measures(1) relative to Canadian competitors

•   EPS growth

•   Net income growth

•   ROE (regulatory basis)

•   Provisions for credit losses as a percentage of loans and acceptances and impact of provisions or recoveries on performing loans

•   Revenue growth

•   Expense growth

Other financial and non-financial measures

•   Significant non-recurring items (not identified as adjusting items)

•   Impact of acquisitions

•   ROE (economic capital basis)

•   Net economic profit

•   Impact of provision for credit losses versus expected losses

•   Future growth/earning quality metrics

•   People leadership and employee engagement

•   Audit/compliance results

Management takes into consideration:

•   analysis and feedback from the Chief Financial Officer;

•   reviews by the management oversight committees and any recommended adjustments to the pool.

3. About discretion

The Committee reserves the right to use its discretion to adjust incentive pool funding up or down based on its assessment, information received from the management oversight committees or otherwise. The Committee can also use its discretion to adjust incentive awards for individual executives up or down.

(1) Adjusted measures are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report.

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Annual decision-making process

Each year, the Committee uses a formal six-step process to ensure its compensation policies and decision-making processes are sound.

1. Review corporate strategy

The Board reviews and approves the bank’s strategic plans, including key initiatives, opportunities, risk appetite, competitive position, financial projections and other key performance indicators for each operating group. It works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses with management the alignment of the priorities.

2. Set performance targets for the incentive plans to ensure alignment to strategy

The CEO and management recommend the business performance measures, performance goals for each, and weightings for each operating group. These support the bank’s overall priorities, are aligned with the bank’s risk appetite and drive the funding of the incentive pools. Performance targets are reviewed by the management oversight committees and control functions before they are recommended to the Committee for approval.

3. Review incentive plan changes and set target compensation for executives

The Committee reviews changes to incentive plan design and approves the target compensation for the senior executives. It also approves individual performance objectives for the CEO, and recommends the CEO’s target compensation to the Board.

4. Review and approve business performance factor outcomes and funding of incentive plans

Finance determines the business results and calculates the business performance factor for each incentive plan which includes those used in the payout of PSUs (see page 85).

Management and the management oversight committees work together to:

•   consider risk implications when assessing business results and calculating the incentive pools;

•   recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviours aligned with our responsibility to our customers, employees, the environment and the communities in which we live and work.

Management and the management oversight committees review and recommend the funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The control functions perform an annual review of business events that have exceeded pre-defined risk thresholds at both the U.S. and Enterprise levels, and may recommend adjustments to the incentive pools or to individual awards to the Committee.

The Committee also has the discretion to adjust the incentives or equity payouts based on its review and the assessment by the management oversight committees of other financial and non-financial considerations not explicitly included in the business performance factors (see pages 74 and 78).

5. Assess individual performance and award incentive compensation to senior executives

The Committee:

•   Determines the business performance factors and reviews the calculated results of each factor at the end of the year.

•   Reviews secondary considerations for each business performance factor at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit to determine if discretion should be applied to incentive funding or to the calculated awards for executives.

•   Assesses individual performance against the personal objectives set for the CEO and senior executives at the beginning of the year.

•   Recommends the CEO’s final incentive compensation award to the Board.

•   Approves incentive compensation awards for senior executives, control function leaders and other top earners across the bank.

6. Ongoing risk review (see page 81)

Various activities help ensure that risk considerations are included in the compensation process and support the work of the Committee:

•   The Risk Review Committee:

•   Regularly assesses the bank’s credit, market, liquidity and funding risk positions against the risk appetite statement and approved exposure limits.

•   Receives quarterly presentations about the bank’s risk management processes.

•   Five of the members of the Risk Review Committee are members of the Human Resources Committee, and leverage that participation to help inform compensation decisions.

•   The management oversight committees review material risk events at the enterprise and operating group level and by line of business. Material risk events can affect the year-end incentive awards. These reviews consider the effects on year-end incentive pool funding and/or individual incentive awards and whether additional adjustments are required.

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PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant amount of executive compensation is deferred. This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages executives to stay with the bank and, as future payouts may be affected by their current decisions, serves to incent prudent risk-taking as well.

Emphasis on deferred compensation

Having a significant portion of executive pay as variable deferred compensation ties their compensation to longer-term performance.

Each compensation target mix reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long-term (10 years).

The percentage of variable pay for the CEO, senior executives and Executive Vice-Presidents is significantly higher than other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank.

BMO’s compensation practices align with FSB Principles, which recommend that the bank’s deferred compensation be:

• at least 60% of total variable compensation for senior executives;

• 40% to 60% of total variable compensation for each employee at the Senior Vice-President level and above, and for certain roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the risk of the bank.

Deferred compensation makes up 64% of the CEO’s target total compensation and 88% of his target total variable compensation, exceeding the FSB Principles.

New in 2018

In 2018, we stopped allocating a portion of our annual long-term incentive awards into deferred share units (DSUs), to enhance the link between senior executive pay and performance. Now all annual deferred compensation granted to senior executives is allocated to performance share units (PSUs) and stock options. While this change slightly increases the proportion of target compensation awarded in the form of stock options to senior executives, we continue to limit their overall use to Senior Vice-Presidents and up, in line with current market practices and our principle of prudent risk-taking (see page 81).

Senior executives can still defer payment of their short-term incentive to DSUs (see page 72).

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their positions (five years for Vice-Presidents). They can count bank shares, performance share units, restricted share units and deferred share units towards meeting the requirement.

The mid-term incentive awards for the CEO and senior executives are granted as performance share units, which have a performance-vesting condition tied to the bank’s average adjusted Return on Equity. This performance-vesting condition reinforces the bank’s pay for performance philosophy.

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Share ownership is assessed annually. The CEO and other NEOs currently exceed their requirements (see the NEO profiles beginning on page 89 for details about their holdings). To promote prudent risk-taking, all senior executives must maintain their share ownership requirement after they leave the bank: the CEO for two years and senior executives for one year.

PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred and is subject to clawback and forfeiture

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Having an integrated and disciplined approach to risk management is key to developing a strong risk culture and the success of the bank’s operations.

BMO’s risk governance framework is designed to ensure prudent and measured risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance includes a risk appetite framework, risk policies, risk committees and risk culture, all of which help to manage risk and guide employee behaviours and actions toward sound decision-making. You can read more about risk management at BMO in the Annual Report beginning on page 78.

The risk appetite framework, a key element of risk governance, is used to balance the level of risk-taking within the bank with the achievement of the bank’s stated priorities as well as with its responsibility to help ensure the soundness and stability of the financial markets in which BMO operates.

Management develops the risk appetite framework to account for a variety of risk at the enterprise and operating group levels, and recommends it to the Risk Review Committee of the Board for approval. BMO’s strategy, financial and capital planning, performance management and compensation are all aligned and integrated with the bank’s risk appetite.

About the bank’s risk appetite framework

BMO’s risk appetite framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework covers 11 types of risk that could have a material impact on the business:

•  Credit and counterparty

•  Market

•  Liquidity and funding

•  Operational

•  Model

•  Insurance

•  Legal and regulatory

•  Business

•  Strategic

•  Reputation

•  Environmental and social.

Risk is managed within these guidelines using risk tolerance thresholds at the enterprise and operating group level and by line of business. Each operating group has its own risk appetite, aligned to the enterprise risk appetite and group opportunities. Each executive has risk related goals and objectives as part of their individual performance goals.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance framework as part of its responsibilities (see page 79).

The Board’s Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank’s risk appetite statement and supports the bank’s requirements on compliance and ethics.

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The Committee manages current and future compensation risk in four ways:

1. Plan design

The management oversight committees (see pages 65 and 66) review incentive compensation plan design to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing incentive pools and individual compensation awards.

The executive compensation program includes several design features to promote strong goal practices and prudent risk-taking:

•	A significant portion of executive compensation is deferred.
•

Stock options are limited to no more than 20% of total variable compensation for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents are limited to no more than 10% of their total variable awards.

•	Incentive awards are also based on primary and secondary measures that include forward-looking indicators of risk.
•	Both absolute and relative performance are used to determine incentive awards.
•	Caps are applied to the funding pools for the short, mid and long-term incentive.
•	Individual STIP awards for executives are capped at 150% of an executive’s target amount.
•	Return on equity, a primary performance measure used for determining the incentive awards, is also used to determine the number of performance share units that vest at the end of a three-year period.

Stress testing

BMO uses rigorous stress testing during business planning and when establishing the financial goals tied to incentive compensation plans. It also conducts stress testing at three stages of the compensation process to help make sure compensation decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests the impacts on compensation when designing and/or redesigning compensation plans.
•	Reviews the impact of year-end incentive pool funding on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material compensation plans, and to confirm alignment of the plans with FSB Principles.

Independence of control functions

Compensation for employees in governance and oversight functions in Risk Management, Finance, Audit, Legal and Compliance and Human Resources is tied to overall bank performance and performance against individual objectives.

These employees do not report into the lines of business they support, nor does the success or financial performance of business areas they support or monitor directly impact the assessment of their performance or their compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

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2. Incentive pool funding

The performance measures and goals selected for the short, mid and long-term incentive plans are tied to the bank’s strategic priorities and set within the bank’s risk appetite, using risk tolerance thresholds at three levels: enterprise, operating group and line of business. They are established by taking into consideration a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial targets and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on the funding of the plans.

For example:

•	Business results are reviewed against provisions for credit, market, liquidity and other important measures of risk.
•	Return on equity is a primary and secondary measure.
•	Return on economic capital is a secondary measure.
•	Net economic profit is a secondary measure for the incentive plans.

At the end of every year, the Human Resources Committee completes a risk review and may adjust the pool funding and/or require forfeiture of any previously granted equity awards as appropriate. It considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management compensation oversight committees (their review of material risk events throughout the year).

As part of this review, the Human Resources Committee also looks at other financial and non-financial measures for the bank and each operating group to determine whether further adjustments are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance of the senior executives, control function leaders and for other top earners across the bank. This includes an assessment of any risk, compliance, conduct, audit and financial factors when determining individual incentive compensation awards.

The Committee also reviews equity awards prior to vesting and considers whether adjustments to payouts or forfeitures are appropriate.

Finally, the Board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to identify if the operating group’s risk profile is consistent with the bank’s risk appetite statement and the Board’s risk expectations before it approves final incentive awards for the CEO.

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4. Clawbacks and forfeitures

Clawback and forfeiture policies have been adopted in the bank’s compensation programs to help mitigate current and future risks.

Award	Who it applies to	How it works
Clawbacks
Cash	Executives and BMO Capital Markets employees at the Managing Director level and above	All or part of variable compensation paid out in the past 12 months can be clawed back if the bank restates its financial statements or there is qualifying employee misconduct. This includes cash bonuses and payouts from equity incentive plans.
Forfeitures
Equity	All equity plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested options are subject to forfeiture when:

•   the bank uncovers inappropriate risk-taking by a participant;

•   a participant resigns or is terminated for cause;

•   it is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination;

•   a participant whose employment has been terminated solicits bank employees;

•   a participant who has retired solicits employees or customers of the bank.

Other policies and mechanisms
Anti-hedging	All equity plan participants (including Directors)	To ensure pay for performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentive awards or other BMO shares or securities they hold.
Individual performance considerations	All employees	Managers consider risk, audit and compliance accountabilities when conducting individual performance assessments and making compensation decisions.
Limits on guarantees	All employees	Incentive compensation for new employees can only be guaranteed for up to 12 months, which the Committee considers to be a sufficient amount of time to transition into the bank.
Change of control (1)	All equity plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control and the participant is terminated without cause within 24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)

Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank, or (iv) a change in a majority of our board members occurs.

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2018 PERFORMANCE AND COMPENSATION

The bank’s philosophy is to set financial targets that are designed to challenge the organization and continue to move the organization forward in delivering growth. We believe setting a high bar motivates the organization to deliver strong performance and is consistent with our ambition to achieve first quartile performance relative to our Canadian peers. A number of factors are considered in setting targets, including the prevailing economic conditions, the regulatory environment, our risk appetite, our customers’ evolving needs, and the opportunities across our lines of business. Such factors may drive differences in year-over-year target growth expectations.

BMO’s medium-term financial objectives establish a range of expected performance over time, including delivering top-tier total shareholder return. The bank establishes its annual business plan keeping these objectives in mind, and considers other environmental and company-specific factors relevant to the particular year. We then create annual performance goals with a range of incentive pool outcomes, above and below these annual goals.

2018 pool funding

Funding of the short-term incentive pool is tied to BMO’s performance by a business performance factor that increases or decreases funding relative to target and is based on five measures of absolute performance.

Funding of the mid and long-term incentive pools is determined by a business performance factor that is based 50% on absolute performance and 50% on relative performance.

The bank performed well against its annual goals for 2018 and this performance is reflected in the 2018 incentive pool funding:

•

Funding of the short-term incentive pool was 1% below target. ROE and customer loyalty/experience results exceeded target. Revenue growth and our efficiency ratio were below target, mainly due to lower revenue in Capital Markets, a legal provision and elevated reinsurance claims in Wealth Management.

•	Funding of the mid-term and long-term incentive pool was 3% above target, driven by our three-year total shareholder return versus our Canadian peers.

Funding levels for our incentive plans also take into account the Committee’s risk review and a review of several financial and non-financial measures. The Committee reviewed a number of secondary considerations for total bank and for each of the operating groups, and did not adjust the calculated performance factors used to determine the overall incentive pool funding for executives. In addition, the Committee reviewed and recommended no adjustments to the mid-term equity awards that vested and paid out in 2018.

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The table below shows our 2018 results for the performance measures in the incentive plans and their combined effect on incentive pool funding for the year.

Performance measures for the incentive plans (1)	Strategy element	2018 goal	2018 results for compensation purposes	Combined effect on 2018 pool funding
Absolute performance Determines the funding of our short-term incentive pool and 50% of the mid and long-term incentive pool
Revenue growth, net (2)	Growth	6.3%	4.6%	Short-term incentive: below target (99% of target)
Earnings per share (EPS) growth (3)	Growth	9.8%	9.6%
Return on equity (3)	Growth	14.1%	14.5%
Efficiency ratio (4)	Productivity	61.3%	62.2%
Customer loyalty/experience	Customer	38	42
Relative performance Accounts for 50% of the funding of the mid and long-term incentive
Three-year TSR relative to Canadian peer group (5)	Growth	at or above average	17.69% above average by 202 bps	Mid-term and long-term incentives: above target (103% of target)

(1)	Results and measures are non-GAAP as discussed on page 60 of this circular, and on page 27 of BMO’s 2018 Annual Report.
(2)	Net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).
(3)

Reflects adjusted performance but also excludes the recovery of credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance.

(4)	Efficiency ratio is calculated as non-interest expense divided by total revenue, net of commissions, claims and changes in policy benefit liabilities, expressed as a percentage.
(5)

The three-year TSR calculated for compensation purposes differs from the three-year TSR reported in BMO’s 2018 Annual Report, since it is calculated based on the average share price for the 90 days ending October 31, as this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

2018 performance against incentive plan measures

Absolute performance

Determines the funding of our short-term incentive pool and 50% of the mid and long-term incentive pool.

Revenue growth

Revenue growth accounted for 20% of short-term incentive pool funding for the bank. Reported net revenue, which nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue, and adjusted net revenue both increased 4.6%. Good performance in U.S. P&C, Canadian P&C, Wealth Management and higher Corporate Services revenue were partially offset by a decrease in revenue in BMO Capital Markets. Revenue growth was below our goal of 6.3% for the year, mainly due to lower revenue in BMO Capital Markets and lower than goal growth in Wealth Management in part due to a legal provision and elevated reinsurance claims.

Earnings per share (EPS) growth

EPS growth accounted for 20% of short-term incentive pool funding for the bank. Reported EPS was up 3.1% to $8.17 in 2018. Adjusted EPS for compensation purposes increased 9.6%(1), and was at the high end of our medium-term objective of 7% to 10%. EPS growth primarily reflected increased earnings with good performance in U.S. P&C, Wealth Management and Canadian P&C and a lower net loss in Corporate Services. BMO Capital Markets results declined. EPS growth was slightly below our goal of 9.8% for 2018. Below target performance in BMO Capital Markets and Wealth Management was almost fully offset by better performance in the P&C businesses and a lower net loss in Corporate Services.

(1)

Reflects adjusted performance but also excludes the recovery of credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance.

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Return on equity

ROE accounted for 20% of short-term incentive pool funding for the bank. Reported ROE was 13.2%, down slightly from 13.3% in 2017. Adjusted ROE for compensation purposes was 14.5%(1), up from 13.7% in 2017, and nearing our medium-term objective of 15% or more. Adjusted ROE exceeded our 2018 goal of 14.1%.

Efficiency ratio

Our efficiency ratio accounted for 30% of short-term incentive pool funding for the bank. On a net revenue basis, our reported efficiency ratio improved 150 basis points to 62.8%. The adjusted efficiency ratio improved 70 basis points to 62.2% in 2018, but was 90 basis points higher than our goal for 2018, mainly due to lower revenue for the reasons noted above.

Customer/loyalty experience

Customer loyalty/experience accounted for 10% of short-term incentive pool funding for the bank. This year, we improved our customer experience scores across all our operating groups and achieved an overall customer loyalty/experience score of 42, exceeding our 2018 goal of 38 and our score for 2017.

You can read more about our 2018 performance on page 85 and in BMO’s 2018 Annual Report.

Relative performance

Accounts for 50% of the funding of the mid and long-term incentive pool.

Three-year TSR relative to Canadian peer group

Our goal is to meet or exceed the total shareholder return of our Canadian bank peer group. This year, we delivered a three-year TSR of 17.69%, outperforming the corresponding average of 15.67% for the Canadian bank peer group.

Generating shareholder value

Shareholder returns

The chart on the following page compares the cumulative value of $100 invested in BMO common shares on October 31, 2013 with the cumulative value of $100 each invested in two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year. NEO compensation has remained relatively flat despite the increase in shareholder returns over the last five years. See page 90 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)

Reflects adjusted performance but also excludes the recovery of credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance.

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(1)	Cumulative value of $100 invested on October 31, 2013, reflecting the change in share price plus reinvested dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.

(3)

NEOs in 2013 to 2017 were William A Downe, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. In 2018, the NEOs were Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained relatively consistent over the past three years and remains below 1% of net income after tax.

	2018	2017	2016
Reported net income after tax ($ millions)	5,450	5,350	4,631
Total aggregate NEO compensation ($ millions)	33.8	36.3	35.5
Cost of management ratio as a percentage of net income after tax (%)	0.62	0.68	0.77

Total aggregate compensation is the total of base salary, short-term, mid-term and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs.

The profiles that follow this section show the compensation that was awarded to each NEO for fiscal 2018, including the proportion of at-risk pay and deferred performance-based pay. Note that the amount each executive actually received in incentive compensation was based on pool funding, as well as performance against individual goals.

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2018 Compensation for the Named Executive Officers

Darryl White, Chief Executive Officer

Mr. White is responsible for providing leadership and vision for BMO Financial Group. Through the Board of Directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. White has held the following senior management positions with the bank:
2017	AppointedChief Executive Officer, BMO Financial Group on November 1
2016	AppointedChief Operating Officer, BMO Financial Group
2014	AppointedGroup Head, BMO Capital Markets
2010	Appointed Deputy Head, Investment and Corporate Banking, Canada and Global Head, Equity Capital Markets
2006	Appointed Executive Managing Director and Head of Investment and Corporate Banking, Montreal and also served as Co-Head of Media and Communications
1994	Joined BMO’s Investment and Corporate Banking Group in Toronto and progressed through various roles in Mergers and Acquisitions, Diversified Industries and Media and Communications

Mr. White is a member of the Ottawa-based Business Council of Canada and Washington, D.C.-based The Business Council. He also serves as a member of the Mayor of Beijing’s International Business Leaders Advisory Council.

Mr. White has volunteered with United Way Centraide in Montreal, New York, Chicago and Toronto and currently serves as Co-Chair of the Inclusive Local Economic Opportunity Roundtable. He serves as a member of Catalyst Canada’s Advisory Board and has volunteered on the Advisory Council of Women in Capital Markets. Mr. White is a director of the National Hockey League’s Montreal Canadiens and the amalgamated network of hospitals that includes Toronto’s St. Michael’s Hospital, St. Joseph’s Health Centre and Providence Healthcare. He is a past recipient of Canada’s Top 40 Under 40 Award, a Dean’s Honour List graduate of Western University’s Ivey Business School and attended the Advanced Management Program at the Harvard Business School.

2018 Compensation
(Canadian $)	2018	2017	2016
Cash
Salary (1)	1,000,000	750,000	483,333
Short-term incentive (bonus)	1,980,000	2,050,000	2,800,000
Total cash	2,980,000	2,800,000	3,283,333
Equity
Performance share units	4,506,250	3,500,000	3,160,000
Stock options	1,158,750	700,000	765,000
Deferred share units	—	1,250,000	975,000
Total equity	5,665,000	5,450,000	4,900,000
Total direct compensation	8,645,000	8,250,000	8,183,333

(1)	$500,000 effective January 1, 2016, $750,000 effective November 1, 2016 and $1 million effective November 1, 2017.

Target

When Mr. White was appointed to Chief Executive Officer on November 1, 2017, his target total compensation for 2018 was increased to $8.5 million, which included a base salary of $1 million.

89	Bank of Montreal Management Proxy Circular

2018 Performance and incentive awards

The bank performed well under Mr. White’s leadership in 2018. Reported net income was $5.4 billion, up 2% from 2017 and adjusted(1) net income was $6.0 billion, up 9% from 2017. Our reported efficiency ratio improved 150 basis points year over year and our adjusted(1) efficiency ratio improved 70 basis points year over year. Our one, three and five-year TSR continued to outperform the average returns of our Canadian bank peer group, and employee engagement and customer loyalty scores achieved record levels.

Mr. White’s incentive awards are based 100% on total bank performance. The business performance factor on his short-term incentive was calculated at 99% based on performance against annual operating goals. The business performance factor on his mid and long-term incentives was calculated at 103%, largely driven by our three-year relative TSR(2) versus Canadian banking peers (see page 87 for details). After reviewing secondary considerations, the Committee made no discretionary adjustments to Mr. White’s calculated awards.

Based on the bank’s results against its goals, Mr. White’s total direct compensation for 2018 was $8.645 million, 1.7% above his target.

Target for 2019

Mr. White’s target total compensation for 2019 was increased to $10 million to position his compensation more competitively with the market. There was no change to his salary.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 74% of Mr. White’s 2018 total variable compensation is deferred.

The table below shows the total direct compensation for our CEO over the last five fiscal years, and its current value compared with shareholder value. Mr. White was appointed CEO on November 1, 2017.

		Total direct compensation awarded ($) (1)	Annual total direct compensation value as of Dec 31, 2018 ($)	Value of $100
Year	CEO			Period	CEO ($) (2)	Shareholders ($) (3)
2014	William Downe	9,944,979	12,091,243	Oct 31, 2013 to Dec 31, 2018	122	150
2015	William Downe	10,155,000	12,770,777	Oct 31, 2014 to Dec 31, 2018	126	128
2016	William Downe	10,623,750	10,490,953	Oct 31, 2015 to Dec 31, 2018	99	132
2017	William Downe	10,500,000	9,538,214	Oct 31, 2016 to Dec 31, 2018	91	113
2018	Darryl White	8,645,000	7,066,295	Oct 31, 2017 to Dec 31, 2018	82	94
Average					104	123
(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2018 for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

(1)	Adjusted results and measures exclude the impact of certain items and are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report.
(2)

The three-year TSR for compensation purposes differs from the three-year TSR reported in BMO’s 2018 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, as this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

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Share ownership

Mr. White exceeds his share ownership guidelines.

Share ownership as at December 31, 2018
					Total shares as a multiple of base salary
Required multiple (1)	Private Shares ($)	Vested ($)	Unvested ($)	Total share ownership ($)	Private & Vested Holdings	Unvested Holdings	Total share ownership
8.0	1,850,693	2,519,352	13,730,146	18,100,191	4.37	13.73	18.10

(1)	As CEO, the Committee increased Mr. White’s required multiple to 8.0 times base salary starting in 2018.

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement, and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1.25 million, offset by any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•

Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that the retirement precedes age 60 but early retirement cannot occur prior to age 50.

The pension under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $129,864, payable at age 60. This amount will increase with additional years of credited service. See page 104 for more information.

91	Bank of Montreal Management Proxy Circular

Thomas E. Flynn, Chief Financial Officer

Mr. Flynn leads the management and oversight of enterprise-wide financial governance and reporting, treasury management, corporate development, investor and government relations and taxation.

Mr. Flynn has held the following senior management positions with the bank:

2011	Appointed Chief Financial Officer
2008	Appointed Executive Vice-President and Chief Risk Officer
2007	Appointed Acting Chief Financial Officer
2004	Appointed Executive Vice-President, Finance and Treasurer
1997	Appointed Head, Financial Services, Corporate and Investment Banking
1992	Joined BMO and progressed through a series of increasingly responsible roles in BMO Capital Markets

Mr. Flynn serves on the board of Sunnybrook Health Sciences Centre and is a member of the campaign leadership cabinet for the United Way of Greater Toronto. Mr. Flynn has an Honours BA in Business Administration, an MBA from the Ivey School of Business at Western University, and is a FCPA, FCA.

2018 Compensation
(Canadian $)	2018	2017	2016
Cash
Salary (1)	600,000	583,333	500,000
Short-term incentive (bonus)	792,000	800,000	890,000
Total cash	1,392,000	1,383,333	1,390,000
Equity
Performance share units	1,725,250	1,350,000	1,375,000
Stock options	437,750	300,000	300,000
Deferred share units	—	450,000	460,000
Total equity	2,163,000	2,100,000	2,135,000
Total direct compensation	3,555,000	3,483,333	3,525,000

(1)	$600,000 effective January 1, 2017.

Target

Mr. Flynn’s target total direct compensation was competitive and did not change for 2018.

2018 Performance and incentive awards

The CEO assessed Mr. Flynn’s 2018 performance against his key individual objectives. He consistently delivered on efficiency initiatives, was instrumental in overseeing the assessment of the impacts of U.S. tax reform on the bank’s financials, and leading interactions with lending agencies including those that led to Standard & Poor’s upgrade in our standalone credit profile from ‘a-’ to ‘a’. His sound judgment and balanced perspective continue to drive achievement of the bank’s strategic goals, and his leadership results in strong financial governance and controls.

Mr. Flynn’s incentive awards are based 100% on total bank performance. The business performance factor on his short-term incentive was calculated below target and the business performance factor on his mid and long-term incentives was calculated above target (see page 85 for details). After reviewing secondary considerations, the Committee made no discretionary adjustments to Mr. Flynn’s calculated awards.

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Target for 2019

Mr. Flynn’s target total direct compensation for 2019 was increased to be more competitive with the market and recognize the breadth of his experience as the longest-tenured CFO of our Canadian bank peer group. There was no change to his salary.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 73% of Mr. Flynn’s 2018 total variable compensation is deferred.

Share ownership

Mr. Flynn exceeds his share ownership guidelines.

Share ownership as at December 31, 2018
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	1,520,868	0	4,591,771	3,218,993	9,342,335	15.55

Pension

Mr. Flynn participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Flynn’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions.

•

Payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules.

•	Paid as periodic payments from both the BMO Canada Pension Plan and the Supplementary Plan.

Mr. Flynn’s total annual retirement pension benefit to date is $250,109, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 104 for more information.

93	Bank of Montreal Management Proxy Circular

Patrick Cronin, Group Head, BMO Capital Markets

In fiscal 2018, Mr. Cronin was responsible for BMO’s interactions with corporate, government and institutional clients. He chaired the BMO Capital Markets Operating, Executive and Management Committees.

Mr. Cronin has held the following senior management positions with the bank:

2018	Appointed Chief Risk Officer, BMO Financial Group on November 1
2016	Appointed Group Head, BMO Capital Markets
2014	Appointed President and Chief Operating Officer, BMO Capital Markets
2011	Appointed Head Trading Products, BMO Capital Markets
2005	Appointed Co-Head of Financial Products, BMO Capital Markets
2001	Appointed Co-Head, Equity Derivatives Group, BMO Capital Markets
1993	Joined BMO’s Investment Banking Group in Toronto and progressed through a series of increasingly senior positions on the trading floor

Mr. Cronin serves on the board of the Loran Scholars Foundation, the Canadian Derivatives Clearing Corporation, the Canadian Depository for Securities Limited and the Ivey Advisory Board, and is a campaign cabinet member of the SickKids Foundation. He holds an MBA from Western University’s Ivey School of Business and a Bachelor of Arts from the University of Toronto.

2018 Compensation
(Canadian $)	2018	2017	2016
Cash
Salary (1)	500,000	500,000	250,000
Short-term incentive (bonus)	2,160,000	2,500,000	2,561,000
Total cash	2,660,000	3,000,000	2,811,000
Equity
Performance share units*	3,860,000	2,950,000	4,249,000
Stock options	980,000	650,000	500,000
Deferred share units	—	900,000	0
Total equity	4,840,000	4,500,000	4,749,000
Total direct compensation	7,500,000	7,500,000	7,560,000
* Prior to 2017, mid-term incentives were granted as Restricted Share Units

(1)	$500,000 effective November 1, 2016.

Target

Mr. Cronin’s target total compensation for 2018 was increased to position his compensation more competitively with the market. There was no change to his salary.

2018 Performance and incentive awards

The CEO assessed Mr. Cronin’s 2018 performance against his individual objectives. Despite a decrease in reported net income of 9% and adjusted(1) net income of 8% compared with 2017, BMO Capital Markets delivered on a number of strategic initiatives. The growth strategy for our Investment and Corporate Banking business in the U.S. is making progress and in 2018 we completed the acquisition of KGS-Alpha Capital Markets in New York. Customer loyalty scores for the year were also above target. See pages 56 to 59 of BMO’s 2018 Annual Report for a full discussion of BMO Capital Markets’ 2018 group objectives and achievements.

(1)

Adjusted results exclude the impact of certain items and are non-GAAP as discussed on page 60 of this circular, and page 27 of BMO’s 2018 Annual Report. Adjusted results exclude acquisition-related costs ($11 million after-tax in 2018) and the amortization of acquisition-related intangible assets ($2 million after tax in 2018).

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The business performance factor for Mr. Cronin’s short-term incentive is based 25% on total bank performance and 75% on BMO Capital Markets performance, and was calculated below target. The business performance factor on his mid- and long-term incentives are based 100% on total bank performance which was calculated above target (see page 85 for details). After reviewing secondary considerations, the Committee made no discretionary adjustments to Mr. Cronin’s calculated awards, resulting in compensation that was below target.

Short-term incentive measures (1)	2018 performance (2)		Impact on pool funding
Net income	$1,074 million	Below target mainly due to lower revenue	Short-term incentive: below target Mid-term and long-term incentives – see Total Bank measures on page 85 for details
Revenue growth	(4.7)%	Below target mainly due to lower investment banking revenue
Return on equity	11.9%	Below target due to lower net income
Efficiency ratio (3)	65.1%	Below target performance mainly due to lower revenue
Customer loyalty/experience	102	Above target

(1)

Results and measures are non-GAAP as discussed on page 60 of this circular, and on page 27 of BMO’s 2018 Annual Report. Adjusted results exclude acquisition-related costs ($11 million after-tax in 2018) and the amortization of acquisition-related intangible assets ($2 million after tax in 2018).

(2)

For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

See page 73 for the bank’s performance measures under the short-term incentive plan.

Target for 2019

On November 1, 2018, Mr. Cronin became a Bank of Montreal employee when he was appointed Chief Risk Officer, BMO Financial Group. As part of his transition to this role, his target total compensation for 2019 has decreased and he will be eligible for a one-time award of $4.8 million in deferred share units.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 69% of Mr. Cronin’s 2018 total variable compensation is deferred.

Share ownership

Mr. Cronin exceeds his share ownership guidelines.

Share ownership as at December 31, 2018
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of target total direct compensation
1.0 of target total direct compensation	486,175	4,686,324	6,810,000	900,000	12,882,499	Exceeds requirement

Pension

Mr. Cronin participates in the BMO Nesbitt Burns Employee Retirement Plan, on the same basis as other BMO Nesbitt Burns employees. As a participant, he is required to contribute 2% of his earnings to an annual maximum of $2,000 and the bank contributes 3% of his earnings to an annual maximum of $3,500. The bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $2,000 per year. See page 105 for more information.

95	Bank of Montreal Management Proxy Circular

Cameron Fowler, President, North American Personal & Business Banking, BMO Financial Group

Mr. Fowler is responsible for setting the strategic direction for all customer segments and providing leadership across the Personal and Business Banking businesses in Canada and the U.S. He also has enterprise accountability for retail payments, digital acceleration, channel strategy and the customer contact centres. Mr. Fowler chairs the bank’s Operating Committee.

Mr. Fowler has held the following positions with the bank:
2017	Appointed President, North American Personal and Business Banking
2014	Appointed Group Head, Canadian Personal and Commercial Banking
2010	Appointed Executive Vice-President, Canadian Personal and Commercial Banking
2009	Joined BMO as Executive Vice-President and Head of Strategy and Marketing

Mr. Fowler serves on the board of directors of CivicAction and the Centre for Addiction and Mental Health Foundation (CAMH). He is Co-Chair of the Major Banks Campaign for the United Way of Greater Toronto and has served as past chair of the Executive Council of the Canadian Bankers Association and past chair of Moneris Solutions and the Enbridge Ride to Conquer Cancer. He is a past recipient of Canada’s Top 40 Under 40. Mr. Fowler has a BA (Honours) from Queen’s University and an MBA from the London Business School at the University of London (UK).

2018 compensation
(Canadian $)	2018	2017	2016
Cash
Salary (1)	600,000	600,000	591,667
Short-term incentive (bonus)	1,400,000	1,200,000	970,000
Total cash	2,000,000	1,800,000	1,561,667
Equity
Performance share units	2,400,000	1,800,000	1,620,000
Stock options	600,000	375,000	330,000
Deferred share units	—	525,000	500,000
Total equity	3,000,000	2,700,000	2,450,000
Total direct compensation	5,000,000	4,500,000	4,011,667

(1)	$600,000 effective January 1, 2016.

Target

Mr. Fowler’s target total direct compensation for 2018 increased to reflect increased responsibilities in his role. There was no change to base pay.

2018 Performance and incentive awards

The CEO assessed Mr. Fowler’s 2018 performance against his individual objectives. Under his leadership, Mr. Fowler accelerated our momentum in the U.S. on both an absolute and relative basis, and delivered strong Canadian performance versus plan. He contributed to major digital releases that earned industry recognition and completed deployment of new digitization capabilities. The group also achieved strong customer loyalty scores.

The business performance factor for Mr. Fowler’s short-term incentive award is based 25% on total bank performance and 75% on Canadian P&C performance, and was calculated above target. The business performance factor on his mid- and long-term incentives are based 100% on total bank performance which was calculated above target (see page 85 for details). After reviewing secondary

Bank of Montreal Management Proxy Circular	96

considerations, the Committee used its discretion to make a modest downward adjustment to Mr. Fowler’s calculated awards to better reflect relative performance versus our peers.

Short-term incentive measures (1)	2018 performance (2)		Impact on pool funding
Net income	$2,500 million	Above target due to higher revenue	Short-term incentive: exceeded target Mid-term and long-term incentives – see Total Bank measures on page 85 for details
Revenue growth	3.6%	Above target
Efficiency ratio (3)	49.3%	Above target performance due to higher revenue partially offset by higher expenses
Customer loyalty/experience	32	Above target

(1)

Results and measures are non-GAAP as discussed on page 60 of this circular, and on page 27 of BMO’s 2018 Annual Report. Adjusted results exclude the amortization of acquisition-related intangible assets ($2 million after tax in 2018).

(2)

For compensation purposes, an adjustment was made to Canadian P&C’s results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

(3)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

See page 73 for the bank’s performance measures under the short-term incentive plan.

Target for 2019

Mr. Fowler’s target total direct compensation is competitive with the market and did not change for 2019. There was no change to his salary.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 68% of Mr. Fowler’s 2018 total variable compensation is deferred.

Share ownership

Mr. Fowler exceeds his share ownership guidelines.

Share ownership as at December 31, 2018
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	1,070	0	5,986,738	1,808,486	7,796,294	13.0

Pension

Mr. Fowler participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Fowler’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plans is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and Supplementary Plans paid as periodic payments.

Mr. Fowler’s total annual retirement pension benefit to date is $59,466 payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 104 for more information.

97	Bank of Montreal Management Proxy Circular

Jean-Michel Arès, Chief Technology and Operations Officer

In fiscal 2018, Mr. Arès had enterprise accountability for the diverse businesses and functions within Technology and Operations (T&O): Technology Development and Enterprise Infrastructure and Product Operations.

Mr. Arès joined the bank in April 2010 as Chief Technology and Operations Officer. Before joining BMO he held the following positions:

2002	Joined The Coca-Cola Company as Vice-President and Chief Information Officer, later appointed Senior Vice-President and Chief Information Officer
2000	Appointed Vice-President and Chief Information Officer, GE Power Systems
1996	Joined General Electric in the Corporate Initiatives Group, later that year appointed Chief Information Officer at GE Power Systems
1993	Joined McKinsey & Company as a consultant, serving clients in telecommunications and banking

Mr. Arès has Bachelor and Master degrees in Electrical Engineering and an MBA from McGill University in Montreal.

On November 1, 2018, Mr. Arès became a Senior Advisor and assisted with the transition of his duties to Steve Tennyson, who was appointed Chief Technology and Operations Officer, BMO Financial Group as of that date.

2018 Compensation
(Canadian $)	2018	2017	2016
Cash
Salary in US$	500,000	500,000	500,000
Salary (1)	643,900	653,550	662,550
Short-term incentive (bonus)	686,000	700,000	685,000
Total cash	1,329,900	1,353,550	1,347,550
Equity
Performance share units (2)	3,596,500	3,190,000	3,215,000
Stock options	257,500	250,000	255,000
Deferred share units	—	360,000	365,000
Total equity	3,854,000	3,800,000	3,835,000
Total direct compensation	5,183,900	5,153,550	5,182,550

(1)  Mr. Arès’ base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:

• 2018: US$1.00 = C$1.2878

• 2017: US$1.00 = C$1.3071

• 2016: US$1.00 = C$1.3251

(2)  Includes RSUs awarded as part of a multi-year project initiative.

Target

Mr. Arès’ target total direct compensation remained competitive and did not change for 2018.

2018 Performance and incentive awards

The CEO assessed Mr. Arès’ 2018 performance against his key individual objectives. He enabled the digital agenda by fully leveraging the use of digital technologies and continued to drive innovations in data and analytics. His leadership has been key in the development of processes and infrastructure that will steer customer growth.

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The business performance factor for Mr. Arès’ short-term incentive award is based 25% on bank performance and 75% on the weighted average of all operating group measures, and was calculated below target. The business performance factor for his mid- and long-term incentives is based 100% on total bank performance which was calculated above target (see page 85 for details). After reviewing secondary considerations, the Committee made no discretionary adjustments to Mr. Arès’ calculated awards.

Target for 2019

In his new role as Senior Advisor, Mr. Arès’ compensation will only include his base salary.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 85% of Mr. Arès’ 2018 total variable compensation is deferred.

Share ownership

Mr. Arès exceeds his share ownership guidelines.

Share ownership as at December 31, 2018
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	140,474	6,205,849	4,126,553	4,510,634	14,983,510	23.27

Pension

Mr. Arès participates in the following:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (Qualified 401(k) Plan).
•	The BMO Financial Corp. Non-Qualified Savings Plan (Non-Qualified Savings Plan).

Mr. Arès has also accrued pension benefits in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded, non-registered arrangement for executives, designated managing directors and designated officers.
•

The closed and frozen Employees’ Retirement Plan of the Bank of Montreal/Harris (Harris Qualified Plan) in the account-based provisions which was a company plan offered to eligible employees of BMO Harris.

Mr. Arès’ overall annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service in the BMO Canada Pension Plan and Supplementary Plan, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service in the BMO Canada Pension Plan and Supplementary Plans.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plan, which is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules and to be paid as periodic payments.

•

Pension attributed to the closed and frozen Harris Qualified Plan, an account-based benefit. Annual credits provide 3% to 8% of eligible pay based on age and service points. Account balances accumulate annually with interest based on 10-year Treasury Bond rates with a minimum rate of 5.03% up to December 31, 2016 and 5.00% on and after January 1, 2017. The Harris Non-Qualified Plan (also closed and frozen) provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan.

99	Bank of Montreal Management Proxy Circular

•	The portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Arès’ option), the portion from the Harris Non-Qualified Plan is paid in a lump sum.
•

Following the freeze of the Harris Qualified Plan and Harris Non-Qualified Plan, Mr. Arès was automatically enrolled to receive employer contributions under the Qualified 401(k) and Non-Qualified Savings Plans.

Mr. Arès’ total annual retirement pension benefit to date is $51,507, payable on an unreduced basis at age 65. This amount includes the conversion of the BMO Harris plan into periodic payments. The pension at retirement is subject to changes depending on the annuity market rate at retirement. See pages 104 and 105 for more information.

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EXECUTIVE COMPENSATION TABLES

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

			Share- based		Option- based	Non-equity incentive plan compensation ($)	Pension	All other	Total
Name and principal position	Year	Salary ($)	awards ($)(1)		awards ($)(1)(2)	Annual incentive plans (3)	value ($)(4)	compensation ($)(5)	compensation ($)
Darryl White	2018	1,000,000	4,506,250		1,158,750	1,980,000	1,476,234	3,000	10,124,234
Chief Executive	2017	750,000	4,750,000		700,000	2,050,000	55,009	5,242	8,310,251
Officer	2016	483,333	4,135,000		765,000	2,800,000	0	2,992	8,186,325
Thomas E. Flynn	2018	600,000	1,725,250		437,750	792,000	132,423	0	3,687,423
Chief Financial	2017	583,333	1,800,000		300,000	800,000	126,905	4,377	3,614,615
Officer	2016	500,000	1,835,000		300,000	890,000	100,251	14,959	3,640,210
Patrick Cronin	2018	500,000	3,860,000		980,000	2,160,000	5,500	3,000	7,508,500
Group Head,	2017	500,000	3,850,000		650,000	2,500,000	5,500	2,998	7,508,498
BMO Capital Markets	2016	250,000	4,249,000		500,000	2,561,000	3,500	2,992	7,566,492
Cameron Fowler	2018	600,000	2,400,000		600,000	1,400,000	55,405	3,000	5,058,405
President, North	2017	600,000	2,325,000		375,000	1,200,000	53,270	3,804	4,557,074
American Personal and Business Banking, BMO Financial Group	2016	591,667	2,120,000		330,000	970,000	39,510	15,592	4,066,769
Jean-Michel Arès	2018	643,900	3,596,500	(6)	257,500	686,000	30,550	2,252,868	7,467,318
Chief Technology	2017	653,550	3,550,000	(6)	250,000	700,000	47,464	1,085,600	6,286,614
and Operations Officer	2016	662,550	3,580,000	(6)	255,000	685,000	37,914	1,190,615	6,411,079

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.2878 in 2018, US$1.00 = C$1.3071 in 2017 and US$1.00 = C$1.3251 in 2016.

U.S. dollar pension values have been converted into Canadian dollar values at an October 31 spot rate for each fiscal year: US$1.00 = C$1.3169 in 2018, US$1.00 = C$1.2895 in 2017 and US$1.00 = C$1.3411 in 2016.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2018, 2017 and 2016 calendar years. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2016, November 1 to December 31, 2015.

•	The value of options granted during this period was: Mr. White: $625,000, Mr. Flynn: $270,000, Mr. Cronin: $500,000, Mr. Fowler: $225,000 and Mr. Arès: $210,000.
•	The value of share-based awards during this period was: Mr. White: $3,400,000, Mr. Flynn: $1,680,000, Mr. Cronin: $3,875,000, Mr. Fowler: $1,550,000 and Mr. Arès: $3,395,000.
(2)

A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by BMO’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.59%, historic share price volatility: 22.77%, risk free rate of return: 2.15% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2018 is $14.38 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. A binomial option pricing model was used with the following assumptions: expected dividend yield: 5.7%, expected share price volatility: 20.0% – 20.1%, risk free rate of return: 2.5% and expected period until exercise: 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2018 is approximately $10.23 per option. For the options granted in December 2017, differences in similar assumptions resulted in a compensation value of $17.11, and an accounting value of $11.30.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. Of the NEOs listed, Mr. White elected to defer 75% of his 2018 short-term cash incentive award into DSUs.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 104 and 105 for information about the pension plans and obligations). The pension value for Mr. Arès includes the portion of his pension accrued in the BMO Harris defined benefit plan up to February 28, 2017 and the contributions to the Employees’ 401(k) Savings Plan and Non-Qualified Savings Plan of Bank of Montreal/Harris effective March 1, 2017.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, and employee savings plans, plus the total value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). For 2018, Mr. Arès’ amount includes a tax equalization payment of $1,950,720.

(6)	Includes restricted share units awarded as part of a multi-year project initiative.

101	Bank of Montreal Management Proxy Circular

Outstanding option based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2018.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price (1)	Option expiration date	Value of unexercised in-the-money options (2)	Value of options exercised (3)
Darryl White

	14-Dec-2012	20,263	$60.11	14-Dec-2022	$776,478	$0
	16-Dec-2013	17,312	$68.60	16-Dec-2023	$516,417	$0
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$322,918	$0
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$953,152	$0
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$71,053	$0
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$0	$0
Total		185,770			$2,640,018	$0
Thomas E. Flynn

	13-Dec-2011	0	$56.00	13-Dec-2021	$0	$2,721,495
	14-Dec-2012	0	$60.11	14-Dec-2022	$0	$1,882,016
	16-Dec-2013	39,359	$68.60	16-Dec-2023	$1,174,079	$0
	15-Dec-2014	17,288	$78.09	15-Dec-2024	$351,638	$0
	14-Dec-2015	19,423	$77.23	14-Dec-2025	$411,768	$0
	19-Dec-2016	18,212	$96.90	19-Dec-2026	$27,864	$0
	18-Dec-2017	17,537	$100.63	18-Dec-2027	$0	$0
Total		111,819			$1,965,349	$4,603,511
Patrick Cronin

	11-Dec-2008	0	$34.13	11-Dec-2018	$0	$1,636,134
	10-Dec-2009	26,022	$53.45	10-Dec-2019	$1,170,470	$0
	22-Dec-2010	18,812	$57.78	22-Dec-2020	$764,708	$0
	13-Dec-2011	23,292	$56.00	13-Dec-2021	$988,280	$0
	14-Dec-2012	20,263	$60.11	14-Dec-2022	$776,478	$0
	16-Dec-2013	17,312	$68.60	16-Dec-2023	$516,417	$0
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$322,918	$0
	14-Dec-2015	35,968	$77.23	14-Dec-2025	$762,522	$0
	19-Dec-2016	30,353	$96.90	19-Dec-2026	$46,440	$0
	18-Dec-2017	37,996	$100.63	18-Dec-2027	$0	$0
Total		225,894			$5,348,233	$1,636,134
Cameron Fowler

	14-Dec-2012	0	$60.11	14-Dec-2022	$0	$260,672
	16-Dec-2013	12,841	$68.60	16-Dec-2023	$383,047	$431,345
	15-Dec-2014	9,605	$78.09	15-Dec-2024	$195,366	$0
	14-Dec-2015	16,186	$77.23	14-Dec-2025	$343,143	$0
	19-Dec-2016	20,033	$96.90	19-Dec-2026	$30,650	$0
	18-Dec-2017	21,921	$100.63	18-Dec-2027	$0	$0
Total		80,586			$952,206	$692,017
Jean-Michel Arès

	22-Dec-2010	0	$57.78	22-Dec-2020	$0	$1,529,118
	13-Dec-2011	0	$56.00	13-Dec-2021	$0	$3,274,818
	14-Dec-2012	0	$60.11	14-Dec-2022	$0	$2,772,876
	16-Dec-2013	39,359	$68.60	16-Dec-2023	$1,174,079	$0
	15-Dec-2014	16,008	$78.09	15-Dec-2024	$325,603	$0
	14-Dec-2015	15,107	$77.23	14-Dec-2025	$320,268	$0
	19-Dec-2016	15,480	$96.90	19-Dec-2026	$23,684	$0
	18-Dec-2017	14,614	$100.63	18-Dec-2027	$0	$0
Total		100,568			$1,843,634	$7,576,812

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)

The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2018 ($98.43). This includes options that have not yet vested or cannot be exercised because they are subject to price condition hurdles that have not been reached.

(3)	The value of options exercised is the proceeds received in fiscal 2018 from the exercise of options granted in previous years, before deductions for taxes and commissions.

Bank of Montreal Management Proxy Circular	102

			Share-based awards
Name	Grant date	Plan	Number of Shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed ($)	Number of Shares or units that have vested (4)	Market or payout value of vested share- base awards not paid out or distributed ($)(5)
Darryl White

	14-Dec-2015	Awarded DSU	11,403	$1,122,437	—	$0
	14-Dec-2015	PSU	37,882	$3,728,733	—	$0
	19-Dec-2016	Awarded DSU	10,985	$1,081,249	—	$0
	19-Dec-2016	PSU	38,698	$3,809,025	—	$0
	18-Dec-2017	Awarded DSU	12,801	$1,260,017	—	$0
	18-Dec-2017	PSU	36,370	$3,579,852	—	$0
Total			148,139	$14,581,313	0	$0
Thomas E. Flynn

	14-Dec-2012	Awarded DSU	0	$0	7,188	$707,509
	16-Dec-2013	Awarded DSU	0	$0	6,226	$612,868
	15-Dec-2014	Awarded DSU	0	$0	6,040	$594,508
	14-Dec-2015	Awarded DSU	6,129	$603,310	—	$0
	14-Dec-2015	PSU	18,213	$1,792,661	—	$0
	19-Dec-2016	Awarded DSU	5,183	$510,128	—	$0
	19-Dec-2016	PSU	16,838	$1,657,409	—	$0
	18-Dec-2017	Awarded DSU	4,608	$453,606	—	$0
	18-Dec-2017	PSU	14,028	$1,380,801	—	$0
Total			64,999	$6,397,915	19,454	$1,914,885
Patrick Cronin

	14-Dec-2015	RSU	33,875	$3,334,348	—	$0
	19-Dec-2016	RSU	52,034	$5,121,692	—	$0
	18-Dec-2017	Awarded DSU	9,217	$907,212	—	$0
	18-Dec-2017	PSU	30,654	$3,017,303	—	$0
Total			125,780	$12,380,555	0	$0
Cameron Fowler

	15-Dec-2014	Awarded DSU	0	$0	3,638	$358,137
	14-Dec-2015	Awarded DSU	4,989	$491,066	—	$0
	14-Dec-2015	PSU	17,484	$1,720,954	—	$0
	19-Dec-2016	Awarded DSU	5,633	$554,487	—	$0
	19-Dec-2016	PSU	19,839	$1,952,729	—	$0
	18-Dec-2017	Awarded DSU	5,376	$529,207	—	$0
	18-Dec-2017	PSU	18,704	$1,841,067	—	$0
Total			72,025	$7,089,510	3,638	$358,137
Jean-Michel Arès

	31-Dec-2010	Awarded DSU	0	$0	6,703	$659,757
	13-Dec-2011	Awarded DSU	0	$0	1,200	$118,104
	14-Dec-2012	Awarded DSU	0	$0	12,001	$1,181,268
	16-Dec-2013	Awarded DSU	0	$0	6,226	$612,868
	15-Dec-2014	Awarded DSU	0	$0	5,239	$515,718
	14-Dec-2015	Awarded DSU	4,561	$448,975	—	$0
	14-Dec-2015	PSU	15,663	$1,541,688	—	$0
	14-Dec-2015	RSU	29,140	$2,868,256	—	$0
	19-Dec-2016	Awarded DSU	4,112	$404,776	—	$0
	19-Dec-2016	PSU	14,879	$1,464,547	—	$0
	19-Dec-2016	RSU	24,492	$2,410,776	—	$0
	18-Dec-2017	Awarded DSU	3,687	$362,885	—	$0
	18-Dec-2017	PSU	12,366	$1,217,150	—	$0
	18-Dec-2017	RSU	20,783	$2,045,629	—	$0
	—	Deferred DSU	0	$0	6,074	$597,893
Total			129,683	$12,764,682	37,443	$3,685,608

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)

The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 31st, 2018 ($98.43). The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

103	Bank of Montreal Management Proxy Circular

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2018.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)(3)
Darryl White	456,175	1,615,514	1,980,000
Thomas E. Flynn	825,186	2,298,711	792,000
Patrick Cronin	456,175	3,803,737	2,160,000
Cameron Fowler	519,374	1,380,688	1,400,000
Jean-Michel Arès	810,760	4,845,616	686,000

(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2018 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2018 for DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Flynn, Mr. Fowler and Mr. Arès paid out at 100%, reflecting the bank’s three-year adjusted return on equity of 13.8%, compared to a target level of 13%.

(3)	These are the annual cash incentive awards for 2018. The table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the Bank. Mr. Cronin participates in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan. On March 1, 2017, Mr. Arès began participating in the 401(k) Savings Plan and Non-Qualified Savings Plan of Bank of Montreal/Harris following the freeze of the Harris Qualified and Non-Qualified defined benefit plans. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

Name	Number of years credited service	Annual benefits payable ($)(1)(2)					Accrued obligation at start of year ($)(5)	Compensatory change ($)(6)	Non- compensatory change ($)(6)	Accrued obligation at year end ($)(5)
		At year end (3)	At normal retirement (4)		At age 65
Darryl White	2.00	129,864	1,250,000		1,250,000		57,259	1,476,234	-118,765	1,414,728
Thomas E. Flynn	25.92	250,109	256,419		358,689		3,174,052	132,423	-130,861	3,175,614
Cameron Fowler	9.78	59,466	164,373		164,373		488,775	55,405	-50,136	494,044
Jean-Michel Arès (7)	6.92	51,507	51,507	(7)	51,507	(7)	464,544	0	23,228	487,772

(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Mr. Flynn, Mr. Fowler and Mr. Arès reflect earnings as of October 31, 2018.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(4)

A portion of Mr. Flynn’s pension is unreduced at age 60, while the remainder of his pension is unreduced at a normal retirement age of 65. The amount shown for Mr. Flynn is the amount payable at age 60.

(5)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in footnote 21 in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.

(6)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

(7)

A portion of Mr. Arès’ annual pension benefit will be payable from The BMO Canada Pension Plan and Supplementary Plans, a portion of the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Arès’ option). The balance of his entitlement from the Harris Non-Qualified Plan will be payable as a lump sum. The pension values for the Harris Qualified and Non-Qualified Plans reflect the closure of the plans on March 1, 2017. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary compensation table.

Bank of Montreal Management Proxy Circular	104

Defined contribution pension plan table

The table below describes the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Cronin and the company contributions to the Employees’ 401(k) Savings Plan and Non-Qualified Savings Plan of the Bank of Montreal/Harris for Mr. Arès.

Name	Defined Contribution Pension Accumulated value at start of year ($)	Compensatory ($)(1)	Defined contribution Pension Accumulated value at year-end ($)
Patrick Cronin	155,984	5,511	161,723
Jean-Michel Arès	617,950	30,550	676,235

(1)

The compensatory amount includes only the bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Cronin and to the Employees’ 401(k) Savings Plan and Non-Qualified Savings Plan of Bank of Montreal/Harris on behalf of Mr. Arès. Both plans provide “above market investment earnings” and the amounts for Mr. Arès were converted at the exchange rate outlined in the notes to the Summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $2,000 and the bank contributes 3% of their earnings to an annual maximum of $3,500. The bank matches 100% of additional voluntary contributions equal to 2% of the participant’s earnings to a maximum of $2,000 per year. The Employees’ 401(k) Savings Plan of the bank of Montreal/ Harris provides a 2% contribution of the participant’s earnings to a maximum earnings of $275,000 in 2018 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $275,000 in 2018). The Non-Qualified Plan provides a core contribution of 2% of earnings above the 401(k) limit of $275,000 to a maximum of $500,000 and for a match of 100% of additional contributions for salary in excess of the limit up to $500,000 or $225,000 in 2018.

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short term incentive plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled

All vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit or non-compete provisions are breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead

				All options expire at the earlier of five years from retirement or normal expiry. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days

105	Bank of Montreal Management Proxy Circular

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Deferred share units (DSUs)	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(1)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding
The BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of the Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental Payment	No incremental payment	No incremental payment
CEO Employment Agreement (2)	No incremental payment	No incremental payment	Granted an additional two years of credited service plus severance payment equal to two times target total cash	No incremental payment	The payment is the same as Termination without cause, if there is a change of control and within 24 months the executive is terminated without cause
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(1)	All DSUs granted on or after December 2013 that are vested will also be forfeited on termination with cause.
(2)

For Mr. White, payments on a change in control are made if there is a termination without cause following a change in control. Termination without cause for Mr. White includes voluntary termination within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

Bank of Montreal Management Proxy Circular	106

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2018(1). The table below includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)		Retirement (early or normal) ($)	Change in control ($) (3)
Darryl White	Total cash severance	0	0	6,000,000		0	6,000,000
	Stock options	0	0	0		0	1,185,664
	Pension	0	0	250,000		0	250,000
	Total	0	0	6,250,000		0	7,435,664
Thomas E. Flynn	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	615,451
	Pension	0	0	0		0	0
	Total	0	0	0		0	615,451
Patrick Cronin (4)	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	970,421
	Pension	0	0	0		0	0
	Total	0	0	0		0	970,421
Cameron Fowler	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	471,487
	Pension	0	0	18,339		0	0
	Total	0	0	18,339		0	471,487
Jean-Michel Arès	Total cash severance	0	0	–	(2)	0	–	(2)
	Stock options	0	0	0		0	506,754
	Pension	0	0	0		0	0
	Total	0	0	0		0	506,754

(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2018. Values are based on the closing price of a BMO common share on the TSX on October 31, 2018 ($98.43). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.3169.

•

Severance payments for Mr. White are governed by his employment agreement and termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

•

Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.

•

Pension payments for Mr. White are governed by his employment agreement. Payments for Mr. Flynn and Mr. Fowler are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, Mr. Cronin by the BMO Nesbitt Burns Employee Retirement Plan, Mr. Arès by a combination of the BMO Canada Pension Plan, the Executive Supplementary Pension Plan and the Employees’ Retirement Plan of the Bank of Montreal/Harris.

(2)	Common law would determine severance payments upon a termination without cause, whether or not following a change in control. Statutory benefits have not been included in the table.
(3)

For the definition of a change of control for the stock option plan, refer to page 84. For the purposes of the enhanced pension benefit for Mr. White, a change of control is a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

(4)

On November 1, 2018, as the Chief Risk Officer, BMO Financial Group Mr. Cronin became a Bank of Montreal employee and his target total compensation for 2019 decreased. As part of this transition, In 2019 he will also be eligible for a one-time award of $4.8 million in deferred share units.

Additional information about the long-term incentive plans

Stock option plans

The bank’s Stock Option Plan and the Marshall & Ilsley (M&I) stock option plans BMO assumed when it acquired M&I are the only compensation plans that the bank issues equity securities under.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the Annual Meeting of Shareholders on March 3, 2009.

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Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31, 2018)
	2018	2017	2016
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 639,329,625, the total number of issued and outstanding shares at the end of the fiscal year	1.49%	1.75%	2.16%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.95%	1.16%	1.52%
Burn rate the number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted average number of outstanding shares for the applicable fiscal year	0.11%	0.11%	0.12%

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2018):

•	shares to be issued when outstanding options under the various stock option plans are exercised;
•	remaining number of shares available for issue under the Stock Option Plan (there are no further shares available for issue under the M&I stock option plans).

Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))
Equity compensation plans approved by the security holders	6,095,201	$72.19	3,405,239
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	6,095,201	$72.19	3,405,239

(1)	Includes outstanding M&I stock options that were converted into 68,679 options to purchase shares when the M&I acquisition closed, in accordance with the purchase agreement.
(2)

Includes the weighted-average exercise price for the converted M&I stock options of $57.93. The weighted-average exercise price for the M&I options has been converted into Canadian dollars at an October 31, 2018 spot rate: US$1.00 = C$1.3169.

Bank of Montreal Management Proxy Circular	108

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the bank and its affiliates at the Committee’s discretion
Maximum number of shares issuable	75,876,632 shares (representing 11.87% of issued and outstanding shares as at October 31, 2018)
Currently issued (dilution)	6,095,201 shares that may be issued upon exercise of outstanding options (representing 0.95% of the bank’s issued and outstanding shares as at October 31, 2018)
Available for issue	3,405,239 shares remaining available for issue (representing 0.53% of the bank’s issued and outstanding shares as at October 31, 2018)
Other limits

The number of shares may be issued to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issue under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)

The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum Term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.
Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant
Vesting and exercise of options	Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date.
Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.
The Committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.
Expiry of options	The earlier of:
(i) the fifth anniversary of a participant’s retirement date;
(ii) the fifth anniversary (third anniversary for options granted before November 2014) of the date of termination of full-time employment due to disability or death;
(iii) the 10-year anniversary of date of grant.
Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.
Transfer/ assignment	Only by will or under succession laws
Forfeiture on detrimental act committed while employed	All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that while employed a former executive committed an act detrimental to the bank.
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the bank or solicits the bank’s employees or customers, or when a participant who was terminated without cause solicits the bank’s employees or customers.
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

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Plan changes

The Committee or Board of Directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change.

Shareholders must approve the following changes:

	(i)	increasing the number of shares reserved for issue under the plan;
(ii)

reducing the exercise price of an option (the cancellation or termination of an option of a plan participant prior to its expiry date for the purpose of re-issuing options to the same plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);

	(iii)	extending the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank);
	(iv)	extending eligibility to participate in the plan to non-employee directors;
	(v)	allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes;
	(vi)	extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank);
	(vii)	allowing awards, other than options and stock appreciation rights, to be made under the plan.
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not involve extending the term of the option beyond its original expiry date.
Exercise process	(i)	Executives open a BMO brokerage account.
(ii)

When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin.

(iii)

When the executive has elected to sell all or some of the shares issued after exercising the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest.

	(iv)	When any executive has elected to hold the shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.
Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financials.

Up to 100% of the benefit received from exercising the stock options in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per bank policy.

Bank of Montreal Management Proxy Circular	110

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)
Form of award	Cash or restricted share units (RSUs)
Pool funding

A global pool is established based on a fully expensed model driven on Net Income Before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure and total bank performance.

The pool is fully adjusted for actual loan losses, and may also be adjusted to reflect other considerations such as risk.

Form of award (1)

Individual awards are apportioned between cash and RSUs, based on nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 112 to 113 for more information on material risk-taking employees.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and payout either, a) in instalments over a period of three years or, b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if participant committed an act while employed with the bank that would have led to termination for cause.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or employee misconduct, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by level 2 requirements of the Capital Requirements Directive (CRD) IV, the form of awards aligns with those prescribed by legislation.

ADDITIONAL DISCLOSURE

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the bank’s risk exposure (material plans and material risk-taking employees) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements and FSB Standard 15.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie compensation awards and payouts to business performance, strategy and shareholder returns, while balancing risk.
•	Consider individual performance when determining variable pay.
•	Require material risk-taking employees to defer a portion of their variable compensation.

(See the Compensation Discussion and Analysis starting on page 59 for information about executive compensation and the Committee’s role.)

Material plans

The Committee approved criteria for identifying material plans after receiving input from the bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

In fiscal 2018, the criteria for identifying material plans was changed and there are three elements that are considered for a plan to be deemed material:

•	the compensation plan includes material risk-taking employees (see definition below);
•	the total annual compensation spend of the plan; or
•	based on judgment of the Enterprise Compensation Oversight Committee.

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The Committee also approves:

•	the annual list of material plans;
•	changes to material plans, after review by the management oversight committees and CEO (see pages 65 and 66 for more details on the management oversight committees;
•	funding for the variable incentive pools, after review by the management oversight committees and CEO.

Material risk-taking employees

The Committee has approved the following criteria for identifying material risk-taking employees:

•	All Senior Vice-Presidents and above in the bank.
•	Roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the bank’s risk.

The following standards apply to the compensation of material risk-taking employees:

•	Non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions.
•	Deferred compensation for this group is 40% to 60% of their total variable compensation.
•	Variable compensation reflects pay for performance and appropriate risk measures.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.2878, £1 = C$1.7282, 1 HKD = C$0.1644 and 1 Euro = C$1.5283 in fiscal 2018 and US$1.00 = C$1.3071 and £1 = C$1.6774 in fiscal 2017.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.3289, £1 = C$1.6932, 1 HKD = C$0.1698 and 1 Euro = C$1.5029 in fiscal 2018 and US$1.00 = C$1.2902 and £1 = C$1.7447 in fiscal 2017.

Total direct compensation awarded in fiscal 2018 and 2017

	2018		2017
Category (1)	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Number of employees (#)	11	138	12	119
Total fixed compensation (non-deferred) ($)	6,649,870	46,386,216	8,542,365	37,722,860
Total variable compensation
Cash (non-deferred) ($)	9,969,395	75,282,433	12,497,577	77,309,509
Cash (deferred) ($)	1,632,500	2,229,384	322,500	925,172
Share-based (deferred) ($)	28,984,935	92,672,828	32,401,052	86,701,141
Option-based (deferred) ($)	5,431,473	7,960,091	4,690,904	7,375,771
Total variable compensation ($)(2)	46,018,303	178,144,736	49,912,033	172,311,593
Total direct compensation ($)	52,668,173	224,530,952	58,454,398	210,034,453

(1)	Employees who have left the bank during the year are included in these categories. Senior Executives are the bank’s most senior executives.
(2)	Total variable compensation represents the total of cash (excluding fixed compensation), share-based and option-based.

Bank of Montreal Management Proxy Circular	112

Deferred compensation outstanding and paid out in fiscal 2018 and 2017

	2018		2017
Category	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Cash
Vested	—	1,486,874	—	1,390,103
Share-based (1)(2)
Vested	35,287,842	56,136,919	60,534,166	45,356,857
Unvested	84,152,017	297,136,632	103,672,548	280,196,995
Option-based (1)(3)
Vested	21,363,622	71,627,135	75,635,290	41,809,866
Unvested	6,510,778	12,404,621	16,819,739	22,846,673
Paid in the fiscal year	42,595,948	167,806,755	26,104,830	116,184,117

(1)	Based on the closing price of a BMO common share on the TSX on October 31, 2018 ($98.43) and October 31, 2017 ($98.83).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31 multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2018 and 2017, no reductions were taken due to explicit adjustments and there were no implicit reductions.

Other compensation paid

In 2018, the severance payments agreed to were $31.2 million for thirteen material risk takers, and $15.2 million was paid out to twenty material risk takers. In 2017, the severance payments agreed to were $5.6 million for three material risk takers, and $14.7 million was paid out to nine material risk takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in fiscal 2018 or 2017.

In 2018, the bank paid $2.4 million in sign-on payments to two material risk takers and $0.9 million in guaranteed bonuses to one material risk taker. In 2017, the bank paid $0 in sign-on payments to material risk takers and $0 in guaranteed bonuses to material risk takers.

Information about the highest severance awarded for 2018 and 2017 have been disclosed to OSFI on a confidential basis.

Performance measures for the incentive plans

BMO uses the following measures to assess performance in its incentive plans. You’ll find more information about funding of the incentive plans on page 85.

Total shareholder return (TSR)

The average annual total shareholder return is calculated using the closing share price on October 31, 2018 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks.

The three-year TSR calculated for compensation purposes differs from the three-year TSR reported in BMO’s 2018 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, as this is a better reflection of performance than using the closing price on October 31.

113	Bank of Montreal Management Proxy Circular

Adjusted return on equity (ROE)

Adjusted ROE is calculated as adjusted net income(1), less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Adjusted efficiency ratio, net of CCPB

Adjusted efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, net of insurance claims, commissions and changes in policy benefits liabilities (CCPB), expressed as a percentage.

Adjusted earnings per share (EPS)

Adjusted EPS is calculated by dividing adjusted net income(1) attributable to bank shareholders, after the deduction of preferred dividends, by the average number of common shares outstanding.

Adjusted revenue, net of CCPB

Adjusted revenue, net of CCPB is calculated on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

Customer loyalty/experience

Based on Net Promoter Scores (NPS) that are derived from customer surveying. NPS is a widely recognized method for assessing customer loyalty and is used by companies across a number of industries, including financial services. It is calculated as the percentage of survey respondents who report a strong likelihood that they would recommend the company or its products to others, minus the percentage of respondents reporting that they are unlikely to recommend the company or its products to others.

Secondary considerations

There are a number of secondary considerations that include financial and non-financial measures that are reviewed to adjust the bank’s incentive plans. One of these measures is defined below. Refer to pages 74 and 78 for a list of these measures.

Net economic profit (NEP)

Net economic profit represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition related intangible assets, less a charge for capital. NEP is an indicator of the bank’s performance as the net income available to common shareholders is adjusted to reflect the cost of resources used to produce that income.

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

SVP, Deputy

General Counsel

and Corporate Secretary

February 26, 2019

(1)

Reflects adjusted performance but also excludes the recovery of credit losses on performing loans, consistent with our prior practice, before the adoption of IFRS 9 in fiscal 2018, of excluding credit losses on the collective allowance.

Bank of Montreal Management Proxy Circular	114

Making tomorrow better

We’re more than just a bank. We’re a company that deeply values our environmental, social and governance (ESG) responsibilities and sees our work in these areas as part of our long-term vision. We know that living our brand is part of being a good corporate citizen.

To communicate with stakeholders about our ESG goals and performance, each year BMO releases an ESG Report and Public Accountability Statement. In 2018 our ESG Report and Public Accountability Statement was released to coincide with the publication of our Annual Report. This timing highlights our understanding of how important ESG is becoming to our stakeholders, including shareholders. Some highlights of the BMO ESG Report include:

•

A detailed scorecard that includes Sustainable Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) indicators and metrics. Our goal is to make these metrics and measures more helpful for analysts and investors in their investment decision-making. We also adopted the GRI Standards approach to ESG disclosure.

•

In January of 2018 BMO was one of the first companies globally to publicly support the recommendations of the Financial Stability Board’s Task Force on Climate Related Financial Disclosures (TCFD). Since then we’ve taken concrete steps towards implementation, including enhanced climate disclosures in our ESG Report, Annual Report and Statement on Climate Change, roll out of Board of Directors training on the TCFD and Climate Change, internal work to consider the implications of climate change on our risk management processes, including scenario analysis. We are also actively engaged in industry initiatives to pilot and refine approaches to TCFD implementation.

•

We have actively developed our sustainable finance program, supporting the United Nations Sustainable Development goals and helping our clients navigate the transition to a low carbon economy. We have reported $6.3 billion in green, social or sustainable development bond underwriting, in addition to our lending to renewable energy companies and responsible investment portfolio.

By disclosing in the ESG Report how we’ve done and where we want to go, we’re promoting transparency and accountability while also engaging on sustainability issues that are shaping our communities and the economy in which we operate.

The ESG Report is available at: https://corporate-responsibility.bmo.com/wp-content/uploads/2018/12/BMO_ESG_PAS2018en.pdf

For any questions or feedback please contact sustainability@bmo.com.

About the Production of our Management Proxy Circular

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Information on our environmental policies, programs and performance is available at

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